5/19

05008968

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MolQT

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4224

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/15/05

MOL Annual Report



2004

MOL

Contents

MOL at a glance

MOL is the leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues.

MOL is the leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues. The core activities of our Group include:

- exploration and production of crude oil, natural gas and gas products
- refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets
- importation, transportation, storage and wholesale trading of natural gas and other gas products
- the production and sale of olefins and polyolefins.

We are market leaders in each of our core activities in Hungary and Slovakia. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realising where possible the potential for further internal improvements in efficiency. MOL shares are listed on the Budapest, Luxembourg and Warsaw Stock Exchanges and traded on the International Order Book of the London Stock Exchange.

Key Financial and Operating Data

Key financial data, IFRS (HUF bn)	2003	2004	'04/'03 %
Net sales revenues	1,504.0	1,955.8	30
EBITDA	178.5	358.2	101
Operating profit	83.1	249.6	200
Profit before taxation	72.4	262.7	263
Net income	100.0	209.3	109
Operating cash flow	203.2	324.4	60
Capital expenditures and investments	367.4	254.5	31
EPS, HUF	987	2,030	106
Return On Equity (ROE) %	19.1	28.5	49
Return On Capital Employed (ROACE), %*	11.0	23.2	111

*Calculated with operating profit after tax

Key operating data	2003	2004	'04/'03 %
Net proved reserves			
• crude oil (million bbl)	81.3	87.3	7.4
• natural gas (million boe)	187.7	152.9	(18.5)
Total hydrocarbons (million boe)	**269.0**	**240.2**	**(10.7)**
Daily average net production			
• crude oil (thousand bbl/day)	44.4	54.2	22.1
• natural gas (thousand boe/day)	55.0	56.4	2.6
Total hydrocarbons (thousand boe/day)	**99.4**	**110.6**	**11.3**
Natural gas sales (million cubic meters)	13,942	13,291	(4.7)
LPG sales (kt)*	347	357	2.9

*without chemical raw materials

	2003**	2004	'04/'03 %
Crude oil products sales*			
• Hungarian sales (kt)	4,066	3,892	(4,3)
• Slovakian sales (kt)	1,188	1,408	18,5
• Sales on other markets (kt)	4,635	5,836	25,9
Total crude oil product sales (kt)	9,889	11,136	12,6

*without LPG and gas products

** with Slovnaft from 1st of April 2003

Number of filling stations			
• Hungary	348	357	2.6
• Slovakia	298	281	(5.7)
• region	118	174	47.5
Total number of filling stations	**764**	**812**	**6.3**

Our vision

As an integrated oil company our ambition is to become the most respected multinational oil company from Central Europe, with a market capitalisation of at least US$ 10 billion and operations extending over an area bordered by the Baltic, the Mediterranean and the Black seas.

Our core purpose

We transform energy resources and our know-how into the essential conveniences and enjoyment for people in their everyday lives on the road and in their homes.

Our core values

- Drive for value-creating growth: the drive for value-creating growth is key for our shareholders and provides new opportunities for our employees and other stakeholders
- Pace setter and improvement agent: as companies, teams and individuals we strive to be a determining factor in the development and improvement of our businesses and of our region
- Hard work and continuous self-improvement: as the foundation of our competitiveness, we value performance as well as commitment to continuous self-improvement
- Team player and partner: as individuals, teams and companies, we all work together for the success of the Group. Cooperation is essential to maximise the value of our integrated business
- Quality and company of choice: we provide outstanding quality for competitive prices. Striving for quality in our products and services as well as for professionalism in our daily work, we want to be the company of choice for our stakeholders
- Health, safety, environmental and social commitment: we want to fulfill our responsibilities towards our employees, host communities and societies, therefore we aspire to perform beyond the legally required standards

Net sales revenue
USD mn


10,000
8,000
6,000
4,000
2,000
0
2000 2001 2002 2003 2004

EBITDA
USD mn


2,000
1,500
1,000
500
0
2000 2001 2002 2003 2004

Earnings per share
USD


10
8
6
4
2
0
2000 2001 2002 2003 2004

ROACE
%


30%
20%
10%
0%
2000 2001 2002 2003 2004
10%

Gearing
%


50%
40%
30%
20%
10%
0%
2000 2001 2002 2003 2004

Market capitalisation
USD mn


8,000
6,000
4,000
2,000
0
2000 2001 2002 2003 2004

Letter from the Chairman and Group Chief Executive Officer



Zsolt Hernádi
Executive Chairman and CEO

For MOL, 2004 was a year of significant achievement; record financial results, and a number of important steps taken towards realising our longer term strategic aims. Although the favourable industry environment was certainly a factor, it is the moves we made as a company, our investments in world class refining and logistics, and successful integration with our partners, which underpinned our performance in 2004.

On track to meet our targets

In 2002 we announced our targets for 2005. In 2004 we exceeded our 2005 EBITDA target of US $1bn. This in turn led to an exceptionally high ROACE for 2004 of 27%, well above our 2005 target of 17%. Perhaps more importantly, we have also now already delivered some 80% of our US $260 million target for group efficiency and synergy improvement, and are thus well on track to reach this goal in 2005.

Favourable industry environment

With Brent crude prices reaching an average of over US $38/bbl, and accompanied by high crack spreads, 2004 was a favourable year for the industry, in spite of the weak US dollar. The economic environment in Hungary was also more favourable than in recent years, with a positive change in economic growth and inflation again on a downward trend. In the Slovak Republic, MOL's other key market, extensive structural reforms coupled with better economic performance also contributed to sustainable economic growth.

Increased presence in regional fuel markets

In 2004 the position of Slovnaft as a key part of the MOL Group was further strengthened by the closing of a successful public offer for its shares, increasing MOL's ownership to 98.4%. At the same time, full integration on the operational level contributed strongly to the Group results. In Romania, following the closure of the transaction, MOL's acquisition of the remaining Shell filling stations increased the number of outlets there to over 130, bringing us another step closer to our targeted 15% retail market share. In Austria too, we strengthened our position, further increasing our penetration of the end-user market by acquiring 75% in Roth Heizöle GmbH, a company with a significant position in the Austrian fuel wholesale market.

Important gas business developments

New regulations enabled MOL in November 2004 to successfully conclude an agreement on the partial sale of its gas businesses to E.ON Ruhrgas International, one of the largest gas and energy companies in Europe. Not only will MOL's shareholders benefit from the deal through the realisation - at fair value - of part of its gas investment, but the reinvestment of the proceeds in our core oil business will also enable MOL to continue to grow and to generate additional value in the years to come.

Increasing international activity

While MOL continues to actively review all non-organic opportunities in Central Europe, the consolidation process has reached its final phase. At the same time, the exploration and production business is in position to be an engine for further growth for the MOL Group, primarily through expansion in international markets. We want to focus our activities on such regions as the CIS countries, in particular Russia and Kazakhstan, where we are already present and on the Middle East and North Africa. In 2004, in line with this strategy, we acquired a 22.5% stake in an exploration block in Kazakhstan with significant oil, condensate and natural gas potential. In February 2005 we acquired an additional 5% share in the exploration block and we took over the operations for the exploration phase. Our continuing exploration activities in Pakistan are also bearing fruit, with a new discovery of oil and gas reserves in January 2005, and trial gas production in the Manzalai field also starting in January.

Downstream - a robust operational performance

A number of factors combined to produce a successful year for MOL's downstream operations. As a direct result of the significant investment made in upgrading our refineries over recent years, we were able to process lower priced Russian Ural crude to provide a very favourable light product slate with high crack spreads. The investment made in 2004 enables both MOL and Slovnaft refineries to meet the strictest (10 ppm sulphur) motor fuel quality standards. Furthermore, enhanced Slovnaft integration, improved efficiency and optimisation through the value chain also contributed to the improvement in segment profitability. The profitability of our retail network in both Hungary and Slovakia also improved through network rationalisation and our successful efforts to boost non-fuel sales.

Petrochemicals *significantly improved*

In spite of a weak industrial environment for the first ten months of the year, our enhanced efficiency, improved capacity utilisation and success in increasing polymer sales resulted in a much improved performance for Petrochemicals. Having successfully combined the petrochemical production and trading activities of TVK and Slovnaft, we now for the first time have a truly integrated petrochemical division. Furthermore, with the investment of more than EUR 500 million to increase capacity, we have reached competitive European scale. The increased capacity generates additional potential synergies from cooperation with the downstream business and also improves our regional competitiveness.



György Mosonyi
Group CEO

Positive outlook for the future; commitment to *increase dividend*

We are confident that we will successfully meet our strategic targets for 2005. Our globally competitive downstream asset base and our expanded petrochemical production capacity will enable the Group to take maximum advantage of a continued favourable operating environment. This, together with our continued drive to improve efficiency and harvest the benefits of deeper integration, should help us create significant value for our shareholders. MOL's Board of Directors is committed to increasing the dividend and is considering a future level of payout closer to the industry average whilst taking into account the financial flexibility of the company and available growth opportunities.

Finally, we would like to express our sincere thanks and appreciation to all of those in the MOL Group for their hard work and dedication which has resulted in 2004 being such a successful one for our company.

Zsolt Hernádi
Executive Chairman and CEO

György Mosonyi
Group CEO

International oil, gas and petrochemical trends in 2004

2004 was one of the best years seen in the oil industry since the mid-70s, as external factors favoured industry players worldwide. The price of crude oil surged during the year, reaching its peak in October, at over USD 50/bbl. North Sea Brent, the most widely used benchmark for crude in Europe, had an average price of USD 38.3/bbl in 2004, vs. USD 28.8/bbl a year before. There was also a strong surge in the US markets. The average spot North American WTI Chicago dated price increased from USD 31.4/bbl to about USD 42.0/bbl. A similar movement characterized the European listed average price of Ural crude, which is relevant to CEE refiners: the North European average price of Ural crude was USD 34.5/bbl, vs. USD 27.0/bbl in 2003. Interestingly, the price differential between Ural and Brent crude oil rose from USD 1.8/bbl to USD 3.8/bbl, the consequence of new environmental standards (EU-2005 legislation) and the undersupply of sweet crude oil. Similar trends were observed worldwide. The price difference between sweet and sour crude oil soared, especially in the fourth quarter of the year, when extra demand appeared on the market for sweet crude. This quality material – necessary for most producers to meet the new standards – was in short supply.

The crude oil market remained hectic throughout 2004. The price trend was clearly moving upwards until October, although we witnessed a correction at the end of the year. Market participants monitored reports on demand and supply changes, US and global inventories and production outages. World demand (as estimated by IEA) rose by 2.68mn bbl/day to 82.5mn bbl/day, driven primarily by China (860,000 bbl/day), North America (600,000 bbl/day) and other Asian countries (450,000 bbl/day), especially India. The demand growth surprised the markets, as preliminary forecasts showed only 1.5-2mn/bbl growth in demand in 2004. However, strong global GDP growth, which reached 4.2% in 2004, and the thirst for oil among fast-emerging Asian economies pushed global consumption past the analysts' estimates.

The supply side failed to react fully to the increased demand. Most of the additional supply came from OPEC, as member countries pushed their production up almost 2mn bbl/day to 28.7mn bbl/day. The second source of additional supply came from FSU countries, with 11.2mn bbl/day production, out of which 7.47mn bbl/day was exported (up from 2003's 6.73mn bbl/day level). Aside from these two major groups, no other source provided any significant additional supply. This is the result of mature production outside FSU and OPEC, as well as the shortage of investments in exploration and production over the last 10 years. World supply rose from 79.6mn bbl/day in 2003 to 83.0mn bbl/day in 2004.

In addition to the tightness of the supply–demand situation, the market also reacted to changes in global inventories. US crude and distillate inventories rose during the year, from the historic lows of 1,150mn barrels at the beginning of the year to 1,250mn barrels, while the total OECD level also increased, from 2,500mn barrels to over 2,600mn barrels towards the end of the year. This additional demand also played a crucial role in supporting high prices.

In this tight environment, the market reacted adversely to any announcement of production disruptions. A strike in Norway during the summer, the scandal surrounding flagship Russian oil producer Yukos, hurricanes in the Gulf of Mexico in September, fear of a civil war in Nigeria and surging terror in Iraq all added to the volatility of the crude oil market in 2004. OPEC's decisions to cut or increase ceilings also had an important influence on world crude oil markets.

Last year was also favourable for downstream players, as the tightness of refined product markets also gave a boost to refining margins and enhanced capacity utilisation. In Europe, the Brent crack refining margin (based on a Reuters calculation) increased from USD 3.2/bbl to USD 4.5/bbl, while in the US, Brent WTI Chicago crack margins improved from USD 3.9/bbl to USD 5.0/bbl. Ural crack Mediterranean margins, which are the most relevant to CEE refiners, advanced to USD 5.2/bbl, from USD 3.2/bbl. The world markets were especially short in distillates, which is connected to global economic growth and new environmental standards. China imported 660,000 bbl/day in products and feedstock, up 50% y/y, but US demand growth for gasoline and jet kerosene was also significant. US gasoline demand rose by 130,000/bbl, while distillate demand growth reached 150,000 bbl/day. Total OECD refinery output exceeded 40mn bbl/day.

The new EU-2005 standards of 50ppm of sulphur content (from the previous 350ppm) also helped European producers, which are able to fully meet the new standards. Other producers are increasing their demand for lower sulphur content feedstock to meet the new requirements, widening the pricing differential between sweet and sour crude oils.

In the first three quarters of 2004, petrochemical producers suffered from surging feedstock costs, which they failed to pass on immediately to customers. However in the fourth quarter falling crude oil prices, together with cheaper naphtha and gasoil, eased the cost pressure on producers, helping them to achieve above-average earnings in the period. In Western Europe, the price of the major feedstock, naphtha, followed the movement of crude oil and spot prices, almost reaching the level of USD 500/ton in the third quarter. The 2004 average price rose 38% to USD 372/ton. Meanwhile, West European polyethylene and polypropylene quotes advanced by 20-26% and 12-14%, respectively.



Exploration and Production

The target of the Exploration and Production (Upstream) segment is to increase its contribution to group cash flows through the production, exploration, development and acquisition of existing and new hydrocarbon reserves at internationally competitive cost levels, focusing on Central Europe, the CIS and Middle East/North Africa



Our objective in the Exploration and Production segment is twofold. First, to sustain long-term profitable hydrocarbon production from the legacy Pannonian Basin by actively managing the portfolio to optimise the asset base. On the other hand, based on our skills, experience and competitive edge, we are building a focused portfolio of exploration, development and production projects in our target regions in order to increase our hydrocarbon reserves, production capabilities and hence the level of sustainable cash flow.

In the Pannonian Basin production area, the primary focus will remain on rigorous cost control, utilising new production and reservoir engineering methodologies and focusing on the best prospective exploration ideas as well as on profitable field development opportunities. We also use our experience in enhanced hydrocarbon recovery techniques, where applicable and profitable, in order to support medium and longer term production levels. The source for profitable growth in the Upstream segment should be the realisation of a focused international upstream growth strategy. This - in addition to the successful operation of existing projects - aims to identify and exploit new opportunities for further growth in accordance with MOL's efficiency criteria, in order to achieve our target of increasing the upstream integration of the Group.

Key developments in 2004

New international oil reserve additions offset a lower Hungarian reserve replacement

Organic reserve replacement - excluding the negative effect of Hungarian gas royalty regulation – can be considered satisfactory, as MOL's net proven reserves - adjusting for the aforementioned regulatory change - increased by 0.8 million tons of oil equivalent (or 2% of total net reserve base) in 2004.

The driver of reserve replacement was an increase in Russian oil reserves based on both higher than expected production levels and on field development results - in 2004, we booked an additional 2.8 million tons of net oil proven reserves from our share in the West-Siberian ZMB Joint-Venture project, on the basis of new information generated from development and production history and data. Due to this revision, and also considering the effect of ongoing production, MOL's 50 per cent share of ZMB net proven reserves was 4.1 million tons of oil as of 31 December, 2004. We expect that following completion of field development in 2005, a final, comprehensive reserve evaluation may result in a further material increase in oil reserves, justifying the initial estimation of reserve potential of 10 million tons of oil (MOL's share).

Meanwhile, our new reserve bookings from discoveries and revisions from Hungarian assets and projects (resulting in an increment of 0.8 million tons of oil equivalent) were unable to compensate for the reduction caused by our yearly domestic production (1.7 million tons of oil equivalent).

In our domestic exploration areas we continued efforts to moderate the decline rate of our core Hungarian oil and gas producing assets by maximising the value of our portfolio with new development projects. These include the Hosszúpályi gas field development, the

Average Brent crude oil price
USD/bbl



45
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004

Net Proved Reserves
Million boe



350
300
250
200
150
100
50
0
Net Proved Reserves
Crude oil
Natural gas
2000
2001
2002
2003
2004

development of gas caps at the Algyő field, and the Mórahalom gas field development. Furthermore, in this period we focused on exploring lower-risk prospects in Pannonian Basin exploration concessions. As a result, we discovered five additional gas reservoirs through successful exploration drilling activities around the Hosszúpályi-Dél gas field, where the field development is already in progress.

Despite our own results, due to the existing gas regulation royalty mechanism, our actual net reserve position fell below levels seen in previous years in Hungary. Due to a further increase in gas prices, the higher mining royalty reduced our Hungarian net proven reserves by 4.7 million tons of oil equivalent and, as a result, our total net proven Hungarian hydrocarbon reserves declined by 5.6 million tons of oil equivalent.

Landmark success in Pakistan with new significant oil and gas discovery

In the Pakistani Tal block MOL as operator, together with its Pakistani partners, prepared for the early production of the Manzalai gas discovery well drilled in 2002, with the construction of the necessary pipeline, initial gas plant and the finalisation of a gas sales agreement. Effective sales started in the first days of 2005. Our further exploration efforts in the block were also successful and our second exploration well (Makori-1) spudded during the second half, hit significant oil and gas reservoirs. Following successful testing, this was classified as a production well with a capacity of 4,000 bbl/day oil and 10-15 MMscf/day gas. The start-up of production from this well is planned for the end of 2005. At the beginning of 2005 we also started to drill the first appraisal well of the Manzalai discovery, which will help us to better estimate the size of the discovery. Through its successful exploration track record in an historically undervalued basin, MOL has gained a strong reputation in Pakistan as an international operator company.

Further international projects to underpin longer-term growth potential

In 2004 we also entered a new, attractive exploration project (our first international exploration area added since 1999), when in line with our focused growth strategy, we acquired an interest in the Fedorovsky exploration block in Kazakhstan. In February 2005, we increased further our interest in the block and took over the operatorship for the exploration phase. The 2005 program will include completion of the deep pre-salt Zhaik well, spudding of a second pre-salt well and shooting a 3-D seismic survey over a third prospect.

In Yemen, we identified new promising geological structures in our two concession areas, where further exploration wells will be drilled in 2005.

Strong increase in production, in line with strategic targets

Total hydrocarbon production grew at an internationally competitive rate of over 11 per cent, increasing to 110,000 boe/day on average in 2004.

As targeted in our medium-term strategy, group crude oil production grew dynamically to 54,200 bbl/day, exceeding 2003 levels (44,400 bbl/day) significantly. While domestic production decreased slightly, this was fully compensated by an 85 per cent growth in our Russian crude oil production.

As a result of well optimisation and formation fracturing, the daily rate of total crude oil production in the West-Siberian ZMB oilfield reached nearly 55,000 bbl/day by the end of 2004 (producing a MOL share of nearly 27,500 bbl/day). Hungarian crude oil and condensate production declined by 2%, as most of the oil fields are in the mature phase. The natural decline rate of such older fields was largely compensated by new field development and intensification projects (Tóalmás-D, Nagykáta, Gomba, complex formation treatment project, and new horizontal wells in our largest Algyő oil and gas field).



Succesful MOL drilling in the Pakistani Tal block

Natural gas production

Million m³


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004

Crude oil production
(includes condensates)

kt


3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004



Net dry gas production increased by nearly 4% compared to 2003 due to continued efforts to eliminate technical limitations at existing fields and to bring new fields and reservoirs, discovered in earlier periods, into production during the year.

Costs in line with or below good international practice

As a consequence of the higher proportion of lower cost West Siberian crude oil production, and largely unchanged Hungarian unit operating costs in spite of a decrease in oil production, our average unit cost of oil and condensate production (excluding depreciation and amortisation) was reduced to 3.1 USD/bbl in 2004, or 24% lower than in 2003. The total unit cost of hydrocarbon production (including depreciation) is very competitive, at around 5.2 USD/boe. On the other hand, we experienced – in line with broader international trends – an increase in per barrel finding and development costs, as our three-year finding cost went up to 7.3 USD/boe. It should be added that the continued weakness of the US Dollar against the Hungarian Forint, negatively affected all key unit cost items.

Outlook

We will increasingly be focusing on international exploration and production activities, building on the experience we have developed internationally in recent years, and will focus on projects in the development and production phases, in selected attractive core geographical regions. As portfolio risk management is a key success factor, alongside our core Central European and CIS regions, where we have relevant experience of operating conditions, we are looking for projects which provide further geographical diversification. Other targeted regions will also include the Middle-East and North Africa as well as Pakistan, where we have also gained operating experience and have established the necessary business connections.

In the development of our exploration and production portfolio we regard it as a priority to utilise to the maximum extent the resources available within the Group, also building on a very close cooperation with INA and its experts.

As a result of the increased importance of international activities, the company is facing important human resource tasks. In order to better address these challenges, major changes were made to the segment's internal organisational structure in September 2004, leading to a major re-organisation and refocusing, which was completed in March 2005.

It was also decided that the portfolio of gas mid-stream assets remaining under MOL ownership will be managed by the upstream division after the closing of the MOL/Eon-Ruhrgas gas partnership transaction.



Refining and Marketing

This business segment is responsible for the supply, refining, logistics and commercial sales of crude oil, other feedstock and oil products, and the retail sales of crude oil products and other products. A key aim for this segment is to increase efficiency through the use of an integrated supply chain management system. Further, it aims to develop sales by providing top quality products, based on its excellent asset base and geographical positioning. The retail services unit is responsible for the development of retail sales of products and services through the domestic and international filling station network. This unit aims to improve network efficiency, increase customer focus and loyalty, and selectively expand the branded network in the region.



Slovnaft refinery

Key developments in 2004

Record profit

In 2004 the segmental operating profit increased significantly, due to higher sales volumes and favourable crack spreads, a decrease in controllable costs and positive effects of inventory holding.
The widening Brent-Ural spread also contributed significantly to the record profit of the segment. Due to significant investment made in our refineries over recent years, MOL was able to produce a favourable high value product slate from relatively lower price Ural type crude. As a result of this, MOL's realised refining margin was significantly higher than typical reference margins followed by the market.

Full integration with Slovnaft

From January 1,2004, all activities of MOL and Slovnaft were integrated. Due to harmonisation between our refineries, integrated logistic operations and sales efforts, by increasing supply chain efficiency and using each other's best practices, in a strengthening competitive environment, we were able not only to maintain but also to slightly improve our regional market position as a whole.

Refinery developments to meet EU 2005 fuel standards

Within the framework of the refinery investments started in 2001, a gasoline and a gasoil desulphurisation plant, a gasoil blender, as well as a hydrogen plant were built at the Százhalombatta site, and a gasoil desulphurisation plant at the Bratislava site. As a result of these new developments, MOL is well prepared to produce sulphur free motor fuels (with max. 10



Crude oil product sales
kt
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001*
2002*
2003**
2004
Crude oil product sales
Gasolines
Gas and heating oils
Fuel oils
Lubricants
Bitumen
Other product

*MOL group without petrochemical feedstock
** MOL group without petrochemical feedstock (with Slovnaft)



ppm sulphur content), which satisfy the very strict EU standards which will become obligatory in 2009. The new developments enable the MOL Group to be in compliance with not only the EU 2005 environmental regulations, but to further strengthen its market positions, as its fuels of outstanding quality can be used even in the most advanced vehicles. MOL and Slovnaft implemented the investments by international tendering, making use of synergies in selection of suppliers and by sharing experiences in project management.



Closer to end users in Austria

In July, MOL acquired a majority stake in the Austrian Roth Heizöle GmbH, the largest privately-owned oil distribution company in the country, with yearly fuel sales of approximately 400,000 tons, and filling stations and logistic facilities in the Linz and Graz regions. After the opening of our wholesale depot in September, 2003, in Korneuburg, near Vienna, this was a further step to increase the direct supply of middle-size and small end-users active in the industrial, agricultural and transportation sectors, as well as of local filling stations. Existing customer contacts of Roth Heizöle in the Linz and Graz area provide a complimentary fit to the markets of the MOL Group, supplied from the Korneuburg depot. With the acquisition of Roth Heizöle, the MOL-Group achieved nation-wide wholesale coverage in Austria, and strengthened its position in this key export market.

Co-operation with INA

Based on the agreement concluded with INA, the principal oil and gas company in Croatia, in 2003, MOL started to map out and realise synergies which come from joint crude oil supply, harmonisation of sales in those markets where both companies are active and using each other's best practices in different fields of operation. Substantial efforts were made to elaborate alternatives for INA's refinery developments necessary for improving the quality of its motor fuels.

Further growth in our international filling station network

The network efficiency improvement continued in Hungary and in Slovakia. The average throughput per site (in the case of own filling stations) was 2% in Hungary, 3% in Slovakia and 17% higher in Romania compared to the previous year. In the Northern Region, in the Czech Republic and in Poland our network expanded by 2 and 12 filling stations respectively. As a result of developments, 5 new filling stations were handed over in Hungary in areas where market share is below the national average. Our non-fuel, shop sales have been supported by the modernisation of 8 additional filling stations. In Romania, the integration of the 22 filling stations purchased from Shell Romania has been completed, and as a next step, we purchased 100% share of Shell Romania Ltd. In Austria, we purchased 20 filling stations from the Graz based Roth GmbH, which made it possible for us to enter the Austrian market and created the opportunity for further Austrian development.

Outlook for 2005

For 2005, we expect the favourable business environment to continue for the MOL Group's downstream activities, however, crack spreads and the Brent-Ural spread are likely to be somewhat lower than in 2004. Through integrated operations with Slovnaft, we will be able to strengthen our market positions and, as a result of our recent acquisitions in Austria, we will get closer to end-user customers. We also expect to widen our co-operation with INA.

In 2005, the efficiency improvement of Hungarian and Slovakian networks will continue. In the Southern Region, we wish to optimise the processes by the integration of MOL Romania and Shell Romania and by the acceleration of the network development in order to ensure further cost-efficient operation. As a result of the Shell Romania Ltd. acquisition, our Romanian subsidiary will achieve national coverage with its 135 filling stations and nearly 12% market share.




23
Slovnaft
42
Slovnaft
2
Slovnaft
281
Slovnaft
20
357
MOL
74
MOL
9
MOL
6
412
MOL
1
36

MOL and its strategic partners at the end of 2004

Natural Gas

This segment is responsible for the import, transmission, storage and wholesale of natural gas for the Hungarian market and the transmission of natural gas to key external markets. The segment's overall objective is to maintain a reliable natural gas supply, operate efficiently, and achieve a fair return on invested assets. One of the key challenges of our new gas subsidiaries is to maximise the retention of existing customers in a new liberalised market.
In line with our strategic decision to partner our gas business, in November we signed a partnership agreement with E.ON Ruhrgas International. Until the financial closing of the deal, the operations and control of the companies remain unchanged; however, MOL and E.ON Ruhrgas International consult before making decisions in strategic issues.

Key developments in 2004

Effects of the new regulations of the gas market

As a result of the new gas market regulations, which entered into force with effect from 1st January 2004, all gas businesses (transmission, storage and wholesale) are operating in a transparent regulatory environment and have contributed significantly to the outstanding business results of the MOL Group. The compensation mechanism introduced alongside the new regulations, has enabled retail gas price rises to be moderated while still providing an import based sales price for the wholesaler. The Target Allocation for Energy Management, the compensation fund, is financed by the supplementary royalty paid on certain domestic gas production and, following a change in the regulation, by the payment of excess revenue above the regulated gas return by the public utility wholesale company.



Major change in our working environment

With effect from 1st January 2004, all non-retail consumers are entitled to choose a gas supplier freely. In this new market environment, MOL's natural gas business has maintained a market share of 98 %, mainly still in its capacity as the public utility wholesaler. The services of the underground storage are dominantly booked by the public utility wholesaler, notwithstanding it has also signed contracts with free market wholesale suppliers. Thus it was able to sell all storage capacities.
The co-operation among the public utility participants of the gas market intensified during 2004, when MOL Natural Gas Supply became a member of the Association of Gas Distribution Companies. This is a good forum to coordinate the interests of the players in the gas market, so that they can lobby more effectively in the field of market regulations.

Changes in the business structure

MOL took a major strategic decision regarding the gas business on 4th November, 2004.

Natural gas sources
Million m^3


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
Natural gas sources
Import sources
Domestic production

Average import price
Average sales price
HUF/m^3


40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
Average import price
Average sales price

Representatives of MOL and E.ON Ruhrgas International signed a partnership agreement on jointly operating MOL's gas business in the future. The transaction not only valued 100% of MOL's natural gas portfolio at Euro 2.2 billion but it will enable MOL to maximise the value of its positioning in the midstream gas business.
In accordance with the agreement, MOL has sold to E.ON Ruhrgas International a stake representing 75 % minus 1 vote in MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.; and a 50 % stake in Panrusgáz has also been sold. In addition, MOL will be entitled to exercise two put options against the buyer. The first put option, exercisable over a five year period, covers the sale of the remaining 25 % plus 1 share stakes in MOL Natural Gas Supply Plc. and in MOL Natural Gas Storage Plc. The second put option, which is valid for two years, applies to the sale of a stake, representing a minimum 25 % plus 1 vote and maximum 75 % minus 1 vote, in MOL Natural Gas Transmission Plc. The approval of the competent competition authorities is also needed for closure of the transaction, which is expected to be completed in 2005.

Reacting to the needs of the market

The winter of 2003/2004 was an average winter, while the fourth quarter of 2004 was mild, therefore at the end of the first quarter 2004 the storage stocks were higher than planned. Nevertheless, a project aiming at increasing the peak capacities at Zsana underground storage was started in 2004, which will result in an increase in the storage winter peak capacity by 3 mmcm/day by the winter of 2005/2006. The increased level of gas consumption in Bosnia and Serbia has led to an increase of transit volumes. We expect a continuous rise in the gas consumption of these southern countries, as the public returns to the living patterns that were typical before the recent Balkan conflict.

Natural gas sales by consumer segments

Million m³



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
Natural gas sales by consumer segments
Gas Distribution Companies
Power Sector
Industry and Other



Divesting associated businesses

The divestiture of MOL's smaller gas stakes continued in 2004, and MOL's minority stakes in KÖGÁZ Plc., ÉGÁZ Plc. and DÉGÁZ Plc. were sold.

Outlook

While the gas business partnership transaction with E.ON Ruhrgas International is expected to close in 2005, through its remaining stakes in the gas companies, MOL will remain a major player both on the national gas market, and, due to the transit business, also on the regional gas market. MOL will continue to develop its business, particularly the transit activity, where appropriate opportunities exist. However, MOL will review its investment in Transmission and its minority investments in Wholesale and Storage from time to time, with a view to continuing to ensure maximization of shareholder value.

Petrochemicals

Increasing competitiveness through integrated operations, efficiency enhancement and growth

The MOL Group's Petrochemical Segment is one of the most significant players in the Central European polyethylene and polypropylene markets, and includes both TVK and Slovnaft's petrochemical businesses. The segment utilises its integrated production to produce monomers and polyolefins, including HDPE, LDPE, and PP, from a variety of gas and liquid hydrocarbon raw materials produced primarily by the Group's refineries. The polymers produced are delivered via integrated sales channels to end-users mainly in the domestic and European export markets. One of the key challenges of the segment is to satisfy the strong growth in Central and Eastern European polymer demand, which it is meeting with additional capacities constructed as part of the strategic development project.



Key developments in 2004

High results in spite of a still weak industry environment

In line with the development of international oil prices, pyrolysis feedstock prices rose from a high base throughout the year. However, growth in polymer prices on the European market, combined with the strength of the Euro against the USD, resulted in an expansion of integrated petrochemical margins. The profit contribution from increased volumes, derived from better capacity utilisation, and the improvement in cost efficiency also contributed strongly to the significant increase in segmental profit.

Petrochemical production
kt



ethylene
prophylene
LDPE
HDPE
PP
600
500
400
300
200
100
0
2001
2002
2003*
2004

* with Slovnaft from 1st of April 2003

Successful integration of the petrochemical activities within the MOL Group

In 2003 we made the necessary preparations to create an integrated petrochemical segment. The petrochemical business activities of TVK and Slovnaft, namely production and sales and marketing, have been operating in an integrated manner since the 1st of January, 2004. The integration provided an opportunity to improve profitability through the rationalisation and harmonisation of operations. Similarly to MOL and Slovnaft, since the 1st of July, 2004, TVK's functional units have also been integrated at the Group level thereby providing increased support to the business processes. Integrated operations provide the opportunity for more efficient production planning and scheduling, for optimising production cycles, product portfolio and inventories, and for better satisfaction of consumer requirements.



We continued improving efficiency

As part of the efficiency improvement process, in February 2004 we outsourced the maintenance function of TVK. Since then maintenance is available as an external service for TVK. Exploiting the opportunities offered by the EU accession, we also reorganised the operation of the foreign trade subsidiaries of TVK, which have been carrying out their tasks acting as agents since July 2004.

We have reached a competitive scale in our business

The integration of Group petrochemical assets and activities, combined with the additional capacities brought on line as part of the strategic development programme, provide a competitive European scale. The total polymer production capacity of the MOL Group will reach nearly 1300 ktpa in 2005 and the production of the new plants will provide a significant upgrade to the product portfolio.In Tiszaújváros, the Petrochemical Development Program was implemented according to schedule by the end of 2004. With the 250 ktpa capacity of the new cracker – constructed under Linde licence -, the total ethylene production capacity of MOL Group is already close to 840 ktpa. High density polyethylene (HDPE) production will double to an aggregate 400 ktpa following the entrance of capacities of the new plant based on Mitsui technology. The Petrochemical Development Programme also includes the construction of significant service infrastructure, including a 6 kt capacity ethylene storage tank system.

The development project in Bratislava is also approaching completion. The 255 ktpa capacity polypropylene (PP) plant, which is being constructed under DOW Chemical technology, will raise the total PP production capacity of the MOL Group by more than 170 ktpa.

Improved profitability and efficient economic management of the components of working capital successfully provided the financial resources required for these developments.

At the end of the year TVK signed an EUR 280 million credit agreement with MOL for a 5 year period to refinance its syndicated loans. The transaction will result in a reduction of Group financial expenses in the forthcoming years.

Changes in shareholder structure

In March 2004 Hermész Kft., 100% subsidiary of MOL, exercised its call option right for the purchase of an 8.02% stake in TVK. In December Slovnaft purchased the stake in TVK from Hermész Kft. The direct and indirect influence of MOL in TVK was 52.33% at the end of 2004.



Outlook

In line with the outlook for strong economic growth, a buoyant polymer market is expected. The competitive position of the MOL Group Petrochemical segment is robust in the regional market due to the high operational reliability and the improved economy of scale, which are supported by a modern product slate and by a single sales channel. We also see further potential areas to improve efficiency. The key tasks for 2005 are the further optimisation and rationalisation of processes and the deepening of integration. Further improvement of the integrated 'Supply Chain' operation through the value chain, the implementation of up-to-date technology and improving labour efficiency will further develop our competitiveness. We will focus on supplying our customers with top quality products and services, alongside strengthening our low-cost producer position. We will examine the possibility to harmonise the brands sold by Slovnaft and TVK and consider the outsourcing of polymer logistics and TVK energy management.

Polymer sales

kt



900
800
700
600
500
400
300
200
100
0
Polymer sales
Domestic
Export
2001
2002
2003*
2004

* with Slovnaft from 1st of April 2003

Our Strategic partner

MOL-INA partnership in 2004



MOL currently owns 25.0% plus one share of the share capital of INA. d.d., the principal oil and gas company in Croatia. MOL acquired this interest and became the strategic partner of INA following the closure of the transaction in November 2003. The proactive work of MOL-nominated members of the Supervisory Board and the Management Board of INA, including the Chief Financial Officer and Corporate Service Director, has already contributed to efficiency improvements since that time.

MOL has started to share with INA the lessons learned in transforming a company from a state-owned enterprise into an efficient, market-oriented one.

In line with this strategy, as a first major step, MOL and INA jointly reviewed and deliberated the focus of INA's refinery development plan for meeting EU quality standards in refinery production. As part of the restructuring of the sales & marketing activities, a supply chain management system has been established and a new, market-based, transparent pricing methodology has been introduced.
We have consolidated our marketing strategy for the South East European region, including the review of retail positions and joint bidding for potential acquisitions in the region. The transfer of MOL's experience in domestic retail network rationalisation, non-fuel sales development and efficient network operation has also been initiated. The development of a loyalty card programme at INA and the mutual card acceptance project in MOL's, Slovnaft's and INA's networks are ongoing.

In addition to the long-standing co-operation in cross-border field operation along the Hungarian-Croatian border, we are also jointly addressing certain forthcoming opportunities in the international upstream business to share risk and combine financial and human resources.
The potential to interconnect the natural gas grids of Hungary and Croatia is also under review.

INA's corporate performance and efficiency have already improved over the year. MOL has initiated the reorganisation of procurement processes in order to create an integrated, unified and transparent procurement system. An integrated SAP3-based Enterprise Management System and cost-cutting projects have also been launched to identify potential recurring savings at the company.

INA has a strategic position in the fast growing South-Eastern European oil product market, as market leader in Croatia and a key supplier to Bosnia & Herzegovina and Slovenia. INA produced 5.5 million tones of refined products in 2004 and operates more than 450 retail stations in the former Yugoslavia.



INA, The Rijeka Oil Refinery

Corporate Values

Proven strategy, outstanding results

In 2004 MOL continued to take successful steps in implementing its strategic objectives, and has advanced in its goal to become the most respected integrated multinational oil company in Central Europe, with operations stretching from the Baltic to the Adriatic Sea.
The period of major corporate consolidation in our sector in Central Europe has ended. Our Company took a leading role in this process and has become not only a dominant player in the industry, but also a major contributor to the continuous development of the Central European region. Changes in the business environment have set new challenges for our Company. We have integrated the organisation and operational processes, so that each organisational unit provides maximum support to the strategic and business objectives. It is our intention to improve our market and business position by focusing on quality and value creation.
Our strong business results already reflect the successes achieved in Slovnaft and TVK, as well as the benefits of the INA partnership. With consistency and hard work, we have proved that we have set out on the right track towards our strategic objectives, based on growth and partnership.

Responsibility for employees

The MOL Group has regulated transparency, integrity, protection of business interests and property applicable to its operation, as well as other standards for the Company in its Code of Ethics.
We perform our activities in accordance with the applicable international standards, aiming for best practices under the relevant legislation and in accordance with internal policies.
Being aware of our responsibilities, we regularly supervise, analyse and mitigate risks naturally inherent in our business activities, preparing for potential challenges. Risk management has become more important in our Company than ever before.

Focus on employees

We work in a profit-oriented organisation, focusing on our corporate values.
It is our objective to ensure the commitment of our employees to the profitability of the Group and also that they are among the best in Europe professionally. In this context, we have launched and operate several programmes supporting the implementation of our corporate culture and values.

Work in an international team

Joint and integrated work brought success already in the first year, proving that we can achieve better results together.
We launched a programme for developing a unified organisational culture in the MOL Group. As a part of that programme we formulated our Group level vision and values, supported our multicultural teams' establishment and work, and took steps for the extension of the usage of the English language as the standard communication language within the MOL Group.

Satisfaction survey

The results of the satisfaction survey conducted among the employees of the MOL Group indicated that most of the employees were satisfied with their workplace. Our colleagues considered good relations among colleagues, safe working conditions, independence at work and responsibility the most important values existing in the Company.


UP

Career awards

In our Company, the "Career Award" is the recognition of employees who have shown outstanding performance for many years, providing an example to the next generation. In 2004, 24 employees received MOL and Slovnaft Career Awards.

Year-end headcount of the MOL Group


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
Year-end headcount of the MOL Group
MOL Plc.
Subsidiaries


MOL
103

Young Talents Programme

The new MOL Group Young Talent Programme's purpose is to develop potential managers within the MOL Group. This programme covers a two-year period, consisting of specific tasks, work and education, for selected young employees. In 2004, thirty-three employees were given the opportunity to prove their skills in the companies of the Group and at INA.

Graduate Trainee Programme

The first Graduate Trainee Programme was launched in MOL and Slovnaft to attract talented young graduates to start their career in the MOL Group. In 2004, after a long selection process, eighteen young people were selected for a training programme in various special areas based on a rotation principle.

Orientation Programme

Young employees at the beginning of their career face many difficulties in their first workplace. We therefore developed an Orientation Programme to facilitate their integration into the everyday life of the Company. Our young colleagues learn about teamwork performed in a multi-cultural environment in integrated teams.

Opportunity Programme

It is important for us to take care of employees subject to ordinary termination by the employer. In this context, they have access to training and retraining programmes and consultation, and we also operate a higher intermediation programme for them with the involvement of an external consultancy.

More effective internal communication

Each employee of the MOL Group feels the impact of corporate integration in his daily activities. We work and think together; it was therefore necessary also to change the internal communication channels. The most striking element of the change is the renewal of corporate newsletters. The internal newsletter, Panorama, with a standard layout symbolises the integration of the companies at MOL, Slovnaft and TVK. While these newsletters still differ in their content, all three newsletters contain articles of common interest.

Value-based involvement in Society

We perform our activities with full responsibility towards Society. Our responsibility towards Society is a corporate value forming the basis of the multinational corporate culture.
The MOL Group does not only intend to become a useful member, and a good citizen of Society within its business operations, but also by paying attention to the protection of national and international values and assisting those who need help. We have supported environmental protection, culture, sports, education and professional areas relating to the oil industry for many years. With our support, we focus on the development of the future generation, giving priority to talent research and children's health. Our regional growth strategy also considers international action important in terms of social responsibility.

In partnership with Society

- Support of artistic and cultural events is an important task of the MOL Group. In 2004, we supported several concerts, theatre performances and the issue of music albums proving that culture is a valuable investment,


Első a foci!

because the artistic events and performances supported by MOL gave pleasure and an *unforgettable experience for many people.*

- Sufficient knowledge of the future generation is a key to development. By supporting education, MOL Group assists high standard education and talent research. Our Company contributes to laying the foundation of a better future by supporting various organisations and foundations.
- Sponsoring of outstanding athletes and world competitions organised in Hungary has a very important role in our sponsoring policy. Our Company supports sports, national teams and clubs that are popular in the country and are close to people.

The exemplary Hungarian sports results including kayak, canoe, sailing and motor sports are recognised with our support, too.

In 2004, our Company was a Key Golden Sponsor of the Hungarian Olympic team when we supported the Summer Olympic Games. We provided financial and moral support to Hungarian athletes in their contribution to Hungary's reputation in the most important sports events of the world with 8 gold medals.

MOL's sponsorship of the Bozsik Football Academy provides sports opportunities for approximately one hundred thousand young people and assists the training of the future football generation at a high standard, appropriate *for each age group.*



International partnership with Society

In line with its regional growth strategy, the MOL Group also considers international action important in terms of its social responsibility.

In addition to the support of the Hungarian Culture Foundation, in Slovakia MOL gave financial assistance to the re-forestation of the High Tatras, following a destructive windstorm, within the framework of the "Trees for the Tatras" programme. In Romania, we support various social actions. In Croatia, we co-operate with the Blue World Marine Research and Nature Preservation







Institute and took part in the Adriatic dolphin protection programme as the main sponsor. In addition, we assisted the Mine-Free Croatia Foundation with a donation. We also consider it important to sponsor ice hockey in Slovakia, rallying in Romania, and football in Croatia.

Health, safety and environmental protection

The MOL Group believes that it achieves its business success by taking into account the requirements of sustainable development, and therefore pays major attention to minimizing risks to the assets of the environment through its operation and to creating safe working conditions for its employees with regard to health risks.

It is also the objective of the MOL Group to be one of the internationally recognised companies with regard to its HSE performance. This challenge motivates us to review our activities and further improve performance in the area of health, safety and environmental protection.
Based on the new challenges and taking into account the strategic integration of MOL, Slovnaft and TVK, the MOL Group issued its HSE policy at the end of 2004, committing itself to the sustainable improvement of all HSE parameters.

In 2004, the MOL Group demonstrated another year of outstanding results in terms of key performance indicators, so the improvement, which started several years ago, has continued in our HSE performance.

- The fewest number of work accidents since the foundation of MOL Rt. occurred in 2004, and almost 30% fewer cases were registered than in 2003.
- The frequency of accidents – the number of cases per million working hours – has also improved significantly compared to the 2003 figure.
- The number of fires was also down on previous years, with a decrease of nearly 30% in 2004, while the cost of fire damage was 35% lower than in the previous year.
- There was also some reduction in the volume of emitted wastewater, based on preliminary estimates, as well as in the volume of generated hazardous waste.

Alongside the parameters of our present operation, we also give much attention to the elimination of environmental pollution caused by operations in the past. We have rescheduled the environmental audits assessing and identifying our obligations from the previous annual exercises to every six months, in order to identify the tasks and expenditure as accurately as possible. In 2004, in total HUF 6.3 billion was spent on such environmental tasks, releasing the provisions set aside for this area. This amount was approximately 25% higher than the amount spent for similar purposes in the previous year.

In order to improve HSE performance and continue to decrease the number of accidents at work, a comprehensive project has been launched at MOL Group level, focusing on the reduction of the role of the human factor in accidents at work and other extraordinary events. The project is implemented based on HSE performance indicators and under the control of DuPont Resource, which is one of the leading companies in the world in this area, enabling us to share our experiences with them, involving a large number of managers and employees from MOL.
Management expects further improvement of HSE key performance indicators from the project.
In 2004, we gradually implemented an HSE information system in MOL Rt. supporting the management of HSE data and information within one system. This system is gradually being extended to the entire MOL Group. As the system goes live, there is significant reduction in the time required for various administrative tasks, and the entire operation becomes more reliable.

In 2004, the Chairman-Chief Executive Officer of the Company presented for the third year the Chairman's HSE Award to selected members of the MOL Group organisation, subsidiaries and employees, who contributed significantly to the improvement of our results. Compared to the previous years, the increase in the number of applications for the awards also proves increasing commitment to HSE within the entire MOL Group.

Similarly to the previous years, in 2004 we also described our HSE objectives and performance to all interested parties in the MOL Group Sustainability Report.

Management Discussion and Analysis

2004

Financial highlights

- Exploration and Production: operating profit in 2004 increased by HUF 10.7 bn, to HUF 54.2 bn, as a strong increase in hydrocarbon production and higher transfer prices compensated for the HUF 23.5 bn increase in the supplementary royalty on our domestic gas production and a HUF 8.0 bn provision on ZMB joint venture receivables from Yukos.
- Refining and Marketing contributed operating profits of HUF 159.1 bn, an increase of 135% over 2003, supported by higher motor fuel sales volumes, the increased Ural to Brent discount, higher crack spreads and integrated Group operations.
- The Natural Gas segment result improved to a strong operating profit of HUF 64.9 bn compared to HUF 7.5 bn in 2003, mainly due to the favourable effect of the new EU compliant regulatory environment.
- The Petrochemical segment's operating profit increased to HUF 18.9 bn in 2004, compared to a HUF 1.3 bn profit in 2003. Higher polymer sales, efficiency improvement measures and an improvement in the business environment contributed to the significant strengthening of operational results.
- We continued our efficiency improvement programmes and we achieved a USD 212 mn benefit by the end of 2004, 82% of the USD 260 mn combined efficiency target set for the end of 2005. In order to bring the collective agreements into line with current labour market conditions, the MOL Group has initiated a process to reduce future severance payments to the legally required level, while redeeming its extra severance payment obligation to the current employees, for which a HUF 25.0 billion provision was recognised.
- Capital expenditure and investments decreased to HUF 254.5 bn in 2004, compared to HUF 367.4 bn in 2003, due to lower acquisition expenditure. The Group's main investments in 2004 were the implementation of the EU-2005 quality project in the downstream segment, the petrochemical capacity expansion at both TVK and Slovnaft, the public offer for Slovnaft shares and the exercise of our TVK option. MOL's gearing ratio on December 31, 2004 went down to 24.4% (compared to 34.2% on December 31, 2003) and net debt at the end of 2004 was HUF 259.1 bn.
- Operating cash flow before changes in working capital grew by 110% to HUF 378.0 bn. Including working capital changes and corporate tax paid, operating cash flow increased by 60%, to HUF 324.4 bn.

Overview of the Business Environment

International, regional and domestic economic trends influenced MOL's operational and financial performance in 2004 significantly. In particular, results were positively influenced by an increase in the Brent-Ural spread, higher refinery crack spreads and the EU compliant price setting mechanism in the gas business. Average consumer-price inflation in Hungary was 6.8% in 2004 as opposed to 4.7% in 2003. In Slovakia, average consumer-price inflation decreased to 7.5% in 2004 compared to 8.5% in 2003. The Hungarian Forint strengthened further against the US dollar: the average exchange rate in 2004 was 1 USD = 202.6 HUF, while in 2003 it was 1 USD = 224.4. The Forint strengthened slightly (0.7%) against the Euro in 2004, while in 2003 it weakened by 4.3%. In 2004 the Slovak Crown strengthened by 3.5% against the EUR compared to the 2.8% in the previous year. The rate of Hungarian GDP growth in 2004 was 4.0%, compared to 3.0% in 2003, while GDP growth in Slovakia was 5.5% in 2004 (4.5% in 2003). In the Central European region demand for motor gasoline decreased by 0.5-1.0%, while demand for motor gas oil increased by 5-6% in 2004.

In 2004 the average Brent price increased significantly, by more than 33% in USD terms. Due to an even higher increase in the quoted prices of main oil products, crack spreads (the difference between the quoted price of a given oil product and that of crude oil), which basically influence the profitability of crude oil processing, increased significantly compared to 2003. In 2004 the average Brent quoted crude oil price was 38.3 USD/bbl, up from 28.8 USD/bbl in 2003. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 34.5 USD/bbl, up by 27.8% compared to 2003 (27.0 USD/bbl). Average FOB Rotterdam gasoline, gas oil and naphtha prices increased by 35.1%, 40.8% and 38.2%, respectively. Crack spreads of MOL's main products increased considerably. The average crack spread of FOB Rotterdam gasoline, gas oil and naphtha increased by 42.9%, 74.8% and 61.9%, respectively.

Law Decree no. 59/1995 IKM (Ministry of Industry and Trade) on pricing became ineffective as of June 30, 2002, and the new EU compliant Decree (69/2003 GKM) entered into effect as of January 1, 2004. In 2004 the Hungarian natural gas market became liberalised. In spite of the fact that all non-residential consumers are entitled to leave the public utility supply, so far few wholesale-consumers have opted to purchase from the competitive free market. The ratio of the competitive free market reached 7% of the total turnover. In every segment of the public utility supply there is still official price regulation, but on the free market only the access to the transmission network is regulated. The new gas regulatory environment and the introduction of import parity pricing resulted in a significant price increase for most consumer segments. In order to avoid a greater price increase for residential consumers a compensation fund was established. The source of the residential compensation is the supplementary royalty paid on the natural gas produced from domestic hydrocarbon fields put into production before 1998 and, following a modification to the regulation, the excess revenue earned (above the regulated return) by the public utility wholesale company. Compensation is provided to direct residential consumers of natural gas, households supplied with communal district-heating produced from natural gas and to residential consumers receiving propane-butane gas via pipeline.

Variations in weather conditions cause fluctuations in natural gas and certain petroleum product sales. However, while the effect of seasonal demand fluctuations is reflected in MOL Group's operational results, due to the integrated character of the Company, these effects are moderated. Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for motor fuels is generally highest in the second and third quarters and lowest in the first quarter.

The Company pays a mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary at a basic rate of 12%. Pursuant to the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 decreased from 69% in 2003 to 57% in 2004. This supplementary royalty on domestically produced gas reduced the Exploration and

Production segment's profitability by HUF 41.8 bn in 2004. The rate of the mining royalty on this gas, assuming normalised future crude prices, will gradually decrease in the following years according to a predetermined formula and will eventually return to the former rate of 12%.

Key financial data by business segments (in HUF million)

Net external sales revenues[1]	2004	2003
Exploration and Production	40,328	10,287
Refining and Marketing	1,183,106	890,639
Natural Gas	530,344	430,162
Petrochemicals	197,539	169,006
Corporate and other	4,513	3,944
TOTAL	**1,955,830**	**1,504,038**

Operating profit[1]	2004	2003
Exploration and Production	54,217	43,494
Refining and Marketing	159,052	67,634
Natural Gas	64,873	7,527
Petrochemicals	18,911	1,287
Corporate and other	(51,499)	(35,365)
Intersegmental transfers[2]	4,037	(1,506)
TOTAL	**249,591**	**83,071**

[1] Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2004 were as follows: Exploration and Production (HUF 208,521 million), Refining and Marketing (HUF 1,347,458 million), Natural Gas (HUF 541,279 million), Petrochemicals (HUF 246,309 million) and Corporate and other segment (HUF 93,006 million).

The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price until 31 December 2003 was limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this was below the prevailing market price as was the case in 2003. From January 2004, the gas transfer price equals the average import price. Segmental figures contain the results of the fully consolidated subsidiaries engaged in the respective segments.

[2] The inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent period. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

Sales, Operating Expenses and Operating Profit

In 2004, Group net sales revenues increased by 30% to HUF 1,955.8 bn, primarily reflecting increased average selling prices of refining products and natural gas. Group sales to customers outside Hungary reached HUF 888.0 bn, up by 49%, and represented 45% of total sales.

The value of raw materials and consumables used increased only by 14%, well below the growth rate of sales. Within this, raw material costs increased by 36%, primarily as a result of the sharp increase in crude oil import prices, the increased quantity of crude oil processed and Slovnaft's Q1 contribution of HUF 70.0 bn. Cost of goods sold decreased by 7%, mainly as a consequence of lower gas sales volume to industrial customers, representing HUF 23.3 bn. The value of material-type services used and cost of services sold increased by 12% to HUF 107.5 bn. Other operating expenses increased by 62% to HUF 191.7 bn, primarily as a result of the increased domestic mining royalty and production-based taxes in Russia, of HUF 28.3 bn and HUF 7.9 bn, respectively. Additionally, HUF 22.2 bn contribution for gas price compensation purposes has been paid to the Target Allocation for Energy Management based on the Gas Law, amended in December 2004, being the excess profit resulting from import gas prices lower than anticipated by the regulator. A HUF 8.0 bn provision has been recorded in respect of the overdue receivables of the ZMB joint venture from certain crude oil sales made in 2004. While MOL will make every effort to collect these receivables, its prudent accounting policy necessitates the creation of a provision against these receivables.

Personnel expenses for the period increased by 46%, reflecting mainly the average salary increase of 9%, the HUF 25.0 bn provision for the redemption of extra severance payment obligations at Group level, the HUF 4.1 bn Slovnaft Q1 contribution and the HUF 2.7 bn accrued expenses as a one-off consequence of deferring extra salary payments over the year.

The "change in inventory of finished goods and work in progress" decreased total operating expenses by HUF 19.0 bn in 2004, compared to a decrease of HUF 25.0 in 2003.

Work performed by the Company and capitalised increased by HUF 15.9 bn to HUF 27.3 bn, mainly due to the increase in the cost of successful drilling.

Exploration and Production Overview

The Exploration and Production segment's operating profit increased by 24.6 per cent to HUF 54.2 bn (HUF 43.5 bn in 2003) in 2004. Segmental profit was mainly influenced by a 20.0% increase in crude oil transfer prices, a 40.5% increase in (high calorific value) natural gas transfer prices and the significant increase in production volumes. These positive factors were offset in large part by a HUF 23.5 bn increase in supplementary royalty on natural gas production. Due to the enactment of the Gas Supply Act, from August to December HUF 18.3 bn supplementary mining royalty was paid on domestic gas production in 2003, while HUF 41.8 bn was paid in 2004.

In spite of higher crude oil prices and a 79.2 % increase in sales volumes compared to the previous year ZMB's profit contribution was slightly lower than in 2003, as a result of the HUF 8.0 bn provision on overdue receivables due to the financial problems of Yukos.

At the end of 2004, the Group held 33 exploration blocks in Hungary with a total area of 36,450 km^2. In 2004, 14 territorial permits for exploration expired, 11 of these were extended and we started exploration programmes in 3 new blocks.
We were able to achieve exploration results in the Hosszúpályi-South gas field, where the increase of the net reserve is 180.2 million m^3.

According to our reserve review, total net proved developed and undeveloped reserves of the MOL Group at December 31, 2004 was 240.2 Mboe, consisting of 21.5 billion m^3 (152.9 Mboe) of natural gas (including condensate and gas liquids) and 11.7 Mt (87.3 Mboe) of crude oil. The net proved developed and undeveloped reserves at December 31 2003 was 269.0 Mboe, consisting of 27.6 billion m^3 (187.7 Mboe) of natural gas and 10.8 Mt (81.3 Mboe) of crude oil.
In Hungary the new findings and field extension increased our gross proved reserves by 2.6 Mboe, while a further increase of 5.2 Mboe was as a result of the intensified enhanced oil recovery techniques. However, due to the supplementary mining royalty, in net value terms, the growth was 2.1 Mboe and 4.1 Mboe, respectively. 2004 annual production reduced our reserves by 13.0 Mboe, the revaluation of reserves reduced them by a further 35.8 Mboe, of which 33.7 Mboe was the impact of the supplementary royalty. The reserve audit relating to the ZMB field, taking into account the 6.4 Mboe production in 2004, generated an increase of 13.8 Mboe in our net reserves, compared to 2003.

In 2004, a reserve audit of the ZMB field was carried out according to international standards. The audit reports that the total gross proved recoverable reserves of the field are 12.922 Mt (93.9 Mboe) as of January 1, 2004. MOL's proportion from the end-of-the year closing gross reserves is 5.313 Mt (38.6 Mboe).

In 2004, work continued at our promising foreign exploration projects. As a result of our exploration efforts in 2004, in January 2005 we discovered another significant oil/condensate/gas field (Makori field) in Pakistan, in the same Tal block operated by MOL, in which we discovered the Manzalai gas reservoir in 2002. The gas plant with 50 million cubic feet/day capacity, constructed for the test production of the Manzalai gas field was completed by the end of 2004 and production started in January 2005. Following the drilling of the second discovery well we expect to apply for the Manzalai production concession in the middle of 2005. We are also planning to construct the surface facilities required for the test production of the Makori-1 well by the end of 2005, which would allow for production of 4,000 bbl/day of oil and 15 million cubic feet/day of gas. MOL is actively seeking further exploration opportunities in Pakistan.

MOL has been a partner in the exploration of the Fedorovsky block since 1 July 2004. Currently the operations of the second exploration phase are in progress, including a work commitment with two exploratory wells and seismic acquisitions. In 2004 MOL's partners in the exploration included Avery Worldwide Ltd. (the operator with 55 %) and FIOC (with 22.5 %). MOL's share was 22.5 %. In February 2005, MOL acquired an additional 5% share in the exploration block, following the sale by Avery Worldwide Ltd of its stake to EVL, increasing its interest in the project to 27.5%. MOL also took over as operator of the block until the end of the exploration phase.

In Yemen we drilled the Balharak South-1 well in Block 49 in 2004. The well produced significant, but non-commercial oil indications from three horizons. We are currently continuing the work programme.

Gross domestic crude oil production fell by 5% to 1.1 Mt in 2004, compared to the previous year. Natural gas production (net dry) was 2.9 bn m^3 in 2004, up 3.8% year-on-year (+106 mn m^3), due to the new field brought into production during the year.
In 2004, average daily net domestic oil and natural gas production was 11,124 toe compared to 10,999 toe in 2003. Gas production was 73.5% of the total production calculated on a crude oil equivalent basis (70.2% in 2003). Condensate volumes increased by 4.6% from 219 kt to 229 kt. We applied Enhanced Oil Recovery (EOR) procedures in 7 fields, representing 14.9% of total domestic crude oil production (0.2 Mt).

Under the agreement between MOL and Yukos, joint production at the ZMB field continued in 2004. Crude oil production of the field was 2,297 Mt, of which MOL's share was 1,148 Mt, which represents 85% growth compared to the previous year. In the course of the investment activity 42 wells were installed, so by the end of the year 96 oil producing, 7 formation water producing and 44 water injection wells were operating in the field. As a result of the favourable effect of the international crude oil production, the average production cost of crude oil (including condensate) fell to 3.1 USD/bbl in 2004, from 4.1 USD/bbl in 2003. The average production cost of natural gas rose from 13.3 USD/thousand m^3 to 17.9 USD/ thousand m^3. The increase in unit cost was mainly caused by the weakening US dollar against the Forint.

Refining and Marketing Overview

In 2004, segmental operating profit increased by 135% to HUF 159.1 bn, mostly due to higher sales volumes and favourable crack spreads. Slovnaft's consolidation contributed HUF 75.5 bn to the operating profit.
Our competitive advantages, synergies achieved at MOL and at Slovnaft, integration of businesses, and supply chain management also contributed to the favourable results. Furthermore, the widening Brent-Ural spread helped the increase in profit. These favourable factors were partially offset by the strength of local currencies against the USD.
In 2004 we processed 12 Mt of crude oil, compared to 10.5 Mt in the previous year (an increase of 14%), mainly due to the Slovnaft consolidation for the full year in 2004, while only from Q2 in 2003. Hungarian processing volume was almost unchanged (6.3 Mt), though the proportion of domestic crude oil processed at the Duna Refinery fell further to 15.5 %. Slovnaft processed 5.7 Mt of imported crude oil, 47.5% of the total annual crude oil processed by the Group.
In 2004, MOL Group's integrated crude oil purchases were extended to the partial supply of INA's Sisak refinery. Within the framework of total external crude purchases, we purchased 5.5 Mt of crude oil for MOL, 5.8 Mt for Slovnaft and 838 kt for INA.

In order to increase the security of supply, in 2004 an agreement was signed with Lukoil for the delivery of 1.8 million tons crude oil for the April 2004 - March 2005 period. In January 2005, a five-year agreement was concluded with Lukoil to supply 5 million tonnes/year of crude oil.

Aggregate refinery product sales volumes were 11.5 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment), compared to 10.2 Mt in 2003. The reason for the improvement (1.3 Mt) was mainly the consolidation of Slovnaft's sales for the full year (+1Mt), while the additional increase was due to the stronger export activity. The reduction in the Group's Hungarian refinery product sales (0.2 Mt) was primarily the result of a fall in sales of lower value fuel oil (by 50%) as sales of high quality motor fuels were increased.

MOL Group's sales outside Hungary increased from 6.0 million tons to 7.4 million tons. Of this volume, 1.4 million tons represented Slovnaft sales on the Slovak market, which, due to a different consolidation period, exceeded the previous year's level by 0.2 million tons. The increase of sales outside Hungary and Slovakia reached 1.2 million tons (25.5%), of which gasoline volume increased by 33%, and gasoil and heating oil sales rose by 21%.

Hungarian motor fuel demand increased by 1.9%, while MOL motor fuel sales increased by 1.6%. Within motor fuels, gasoline sales, beside stagnating domestic consumption, decreased by 2.8%, due to growing competition. At the same time, our gasoil sales increased by 4.7%, exceeding the 3% increase in market demand. In line with these figures, our gasoline refinery coverage decreased by 2% to 82%, while our gasoil refinery coverage increased by 1% to 83%.

Beside sales outside the MOL Group, the Refining and Marketing segment delivered 1,427 kt of naphtha, 120 kt of chemical gasoil and 356 kt of other products to the Petrochemical segment (in 2003 the volumes were 1,196 kt, 82 kt and 336 kt, respectively). In 2004, the Petrochemical segment supplied 556 kt of by-products to the Refining and Marketing segment (in 2003, the volume was 397 kt).
Due to delays experienced in road construction projects, the Hungarian bitumen market contracted and Hungarian bitumen sales dropped by 10%. The Hungarian market for LPG and gas products fell in 2004, and our sales decreased similarly, resulting in unchanged market coverage. Nevertheless, we remain market leaders with an 82% wholesale and 22% retail market share.

Our autogas sales remained unchanged compared to the previous period. The number of MOL autogas sales sites reached 153, which represents an increase of 11, of which the increase of MOL-owned sales sites was 9.

In 2004, we continued the fuel station network efficiency-improvement project in Slovakia, initiated in 2003 in both Hungary and Slovakia. As a result, in 2004, motor fuel sales per station increased by 1.9% in Hungary and by 3.4% in Slovakia compared to the previous period (in 2003 we closed 20 low-turnover fuel stations in Hungary, 18 in Slovakia; in 2004 a further 24 stations were closed in Slovakia). According to Hungarian Petroleum Association (MÁSZ) data, our retail market share was 40.2% for gasoline and 46.8% for gasoil. Hungarian shop sales grew by 1.2% in 2004, and shop sales per litre of motor fuel sold increased by 2.1%. Our card sales also increased by 7.6% compared to 2003.

Slovnaft's retail market share in Slovakia was 43.7% for gasoline, and 45.7% for gasoil, according to SAPPO data. We increased our shop sales on the Slovakian market by 21.9%, and shop sales per litre of motor fuel sold went up by 22.4%. At the end of the year the MOL Group had 812 fuel stations, out of which on our main markets 357 were operated in Hungary, 281 in Slovakia, 42 in the Czech Republic and 77 in Romania. From October 2004, the Austrian Roth GmbH became a fully consolidated subsidiary of the MOL Group, increasing the number of fuel stations of the Group by 20.

Petrochemicals Overview

In 2004 the operating profit of the Petrochemical segment reached HUF 18.9 billion, which represents a significant improvement compared to 2003 (HUF 1.3 bn), due to the more favourable external environment, efficiency improvement measures and better utilisation of available capacities. The main driver of the profit improvement was a 13% increase in the integrated petrochemical margin, as higher polymer prices and the weakening of the USD against the Euro compensated for the negative effect of a higher naphtha price. Full integration of the TVK and Slovnaft petrochemical businesses resulted in further efficiency improvement of the segment.

In 2004, quoted polyethylene (PE) prices increased by 20-26% while polypropylene (PP) quotations increased by 12-14% year-on-year. The spread between PE product and feedstock quotations increased by between 14-21% year-on-year, while in the case of PP products, the margin increased by 8%.

In 2004, polymer sales volumes increased by 14% compared with 2003, to 872 kt, due to higher polymer production and the consolidation of Slovnaft's petrochemical sales in the full year for 2004, but only from Q2 in 2003. Polymer sales by product group were: 33% LDPE (low-density polyethylene), 24% HDPE (high-density polyethylene) and 43% PP. Total sales decreased by 3% to 1,057 kt, due to a reclassification of some non-olefin and non-polymer product sales at Slovnaft from the petrochemical segment to the downstream product portfolio.

Hungarian polymer sales increased by 26%, due to both an improvement in our market share and a change in the consolidation circle. Sales through the then fully consolidated Innocomp Kft. were counted as exports in 2003, but this year, as Innocomp is no longer consolidated, these sales are reported as domestic sales. The MOL Group's market share in Hungary was 64%, 46% and 73% in the LDPE, HDPE and PP markets respectively, which represents a 2-3 percentage point improvement in the case of HDPE and PP. Polymer sales in the Slovakian market increased by 30% because Slovnaft was consolidated for the full year in 2004, but only from Q2 in 2003. Total sales in Slovakia fell by 3%, due to the reclassification of certain products between the petrochemical and downstream segments, as mentioned above. MOL Group's market share in Slovakia was 74% and 41% in the LDPE and PP markets respectively.

In other European markets, polymer sales increased by 41 kt, while total sales decreased by 71 kt compared to 2003, mainly due to the aforementioned reclassification of the product portfolio. In our main export markets: in Germany, Poland and Italy, TVK and Slovnaft implemented a single-channel sales operation, focusing on the higher profitability end-user markets, and the volume of polymer sales to these markets increased compared to last year.

Natural Gas Overview

The Natural Gas segment reported an operating profit of HUF 64.9 bn compared to a profit of HUF 7.5 bn in 2003. The profit growth in 2004 was mainly the result of the introduction of a new, EU compliant gas business regulation.

Import purchase prices in 2004 decreased by 4.1 % in HUF terms, in spite of the 7.3 % increase in USD denominated import prices compared with 2003. As the actual import purchase price in 2004 was more favourable, due to the strengthening of HUF against USD, MOL realised higher sales revenues than prescribed by the regulation and HUF 22.2 bn in excess revenue was paid to the Target Allocation for Energy Management, the compensation fund, which is the source of the household consumption price compensation.

Revenue from external wholesale natural gas sales increased from HUF 419.3 bn to HUF 519.6 bn, despite a 4.7% fall in sales volume, as a result of an increase of 29.9 % in the average selling price. The gas segment traditionally transits natural gas to Bosnia - Hercegovina and Serbia – Montenegro. Natural gas transit revenue was HUF 10.0 bn in 2004, which represents an increase of HUF 2.0 bn compared with 2003. The main factor of the revenue increase was the effect of the change in volume. Transit volume was 2.5 bn m^3 in 2004 against 2.0 bn m^3 in 2003.

In 2004, total natural gas sales volume decreased by 0.7 bn m^3 to 13.3 bn m^3. Sales volume to gas distribution companies fell by 1.0% in 2004 compared with 2003 due to the milder winter. Sales to power stations and industrial customers decreased by 5.7% and 44.7% respectively. The main reasons for the decline were the reclassification between customer categories and the partial loss of a significant customer. Dunaferr ESZ Kft. and Csepel Erőmű Rt. received distribution licenses, while Nitrogénművek now also buys natural gas from another supplier.

Sales of imported gas represented 10.6 bn m^3, 80.0 % of total sales in 2004, compared with 11.3 bn m^3 and 81.4 % in 2003. Sales from domestic production were 2.7 bn m^3 compared with the 2.6 bn m^3 in 2003. In 2004 3.3 bn m^3 of gas was injected into storage in preparation for the expected winter demand. There was no need for Ukranian toll storage due to the successful conclusion of more favourable import contracts.

Corporate and other segment overview

In 2004 the C&O segment's operating result deteriorated by HUF 16.1 bn compared with the previous year, mainly due to the creation of a provision for the redemption of extra severance payment obligations at a discounted level (HUF 22.0 bn). This cost increase was partially compensated by efficiency improvement measures, as a result of the lower personnel-type expenses and other costs related to the lower headcount. In 2004, HUF 6.3 bn in additional revenue (management fees) was recognised from the outsourced gas companies, as a result of the provision of central services.

Controllable costs

In nominal value terms, the MOL Group's controllable costs, without the effect of Slovnaft 2004 Q1 consolidation and one-off items, increased by HUF 4.5 bn. The increase is due to the rise in the controllable costs of the ZMB joint venture (HUF 2.9 bn), due to higher crude production, however, this was coupled with higher sales revenues. Energy costs also rose, due to higher energy prices. The increase in personnel-type expenses was lower than the salary increase (as a result of lower headcount, in turn due to efforts made to rationalise the organisation) and there were considerable savings in the services used. As a result of the aforementioned positive achievements, the increase in controllable costs remained below the inflation rate, and resulted in a 3.4 % decrease in real terms.

Financial results

Total financial income in 2004 was HUF 36.5 bn, 268% higher than in 2003, mainly due to the foreign exchange gain of HUF 28.8 bn incurred in the period compared to the foreign exchange gain of HUF 2.7 bn recognised in 2003. Total financial expenses for 2004 amounted to HUF 31.3 bn, of which interest payable was HUF 16.8 bn.

Income from associates

Income from associates was HUF 8.0 bn, including INA's full year contribution of HUF 7.3 bn (net of additional depreciation on assets revalued to their fair value).

Profit before Taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2004 was HUF 262.7 bn compared to HUF 72.4 bn in 2003.

Taxation

Corporate tax expense increased to HUF 47.8 bn in 2004, reflecting the current tax contribution of MOL (at 16%), Slovnaft (at 19%) and the gas companies (at 16%), of HUF 6.4 bn, HUF 14.4 bn and HUF 5.1 bn respectively, as well as the corporate tax payable on the profit of the ZMB project (HUF 3.1 bn). MOL Rt also benefited from the HUF 62.2 bn statutory tax loss carried forward in 2004, the reversal of which contributed HUF 10.0 bn to the income tax expense in 2004. Income tax expenses includes HUF 1.9 bn due to the reversal of the tax deductible depreciation of the Property, plant and equipment of the gas business.

Cash flow

Consolidated Cash Flow (HUF millions)	2004	2003
Net cash provided by operating activities	324,381	203,158
of which movements in working capital	(35,326)	28,892
Net cash used in investing activities	(224,811)	(298,529)
Net cash provided by/(used in) financing activities	(75,657)	114,639
Net increase/(decrease) in cash equivalents	23,913	19,268

Operating cash flow in 2004 was HUF 324.4 bn, a 60% increase compared to 2003. Operating cash flow before movements in working capital increased by 110%. The change in the working capital position reduced funds by HUF 35.3 bn, arising from an increase in inventories, trade receivables and other receivables (HUF 16.3 bn, HUF 47.9 bn and HUF 5.3 bn, respectively) partly compensated by the HUF 19.7 bn increase in trade payables, and the HUF 14.4 bn increase in other current liabilities. Corporate taxes paid amounted to HUF 18.3 bn.

Net cash used in investing activities was HUF 224.8 bn compared with HUF 298.5 bn in 2003. Organic CAPEX remained at a relatively high level, mainly due to the major investment at TVK, to EU 2005 quality projects and to capital expenditure on the Zapadno-Malobalyk field. The 2004 figure includes the further acquisition of shares in Slovnaft and TVK, and the consideration paid for the stake in the Roth Group, while the comparative figure for 2003 contains the cash effect of the INA acquisition. The divestment of our minority shareholdings in two gas distribution companies in 2004 had a positive HUF 11.7 bn effect on our cash flow from investing activities.
Net financing cash outflows amounted to HUF 75.7 bn, being mainly the result of the net repayment of long-term debt and HUF 33 bn in maturing bonds.

Funding Overview

MOL Group total debt decreased from HUF 424.6 bn at year-end 2003 to HUF 347.3 bn by 31 December 2004, due to the outstanding cash generation ability of the business performance. The currency composition of total debt as at 31 December 2004 was 55.2% EUR, 37.0% USD, and 7.8% HUF. The net gearing ratio was 24.4 %.

The main pillars of bank loan funding were the EUR 600 million syndicated loan, the EUR 400 million bridge club facility, the maturity of which was extended by one year until mid 2005, and the USD 350 million syndicated loan. In addition to these, the EBRD 150 million project finance loan, three EIB facilities and smaller scale bilaterals (together amounting to approximately EUR 100 million) were used to cover group level financing requirements. Hungarian forint denominated bonds were not used for financing due to the unfavourable domestic interest rate environment.

In the course of 2004 group level funding was completely centralised, as MOL, as a parent company, can raise funds and can allocate internally on more favourable terms than MOL affiliates can raise on a standalone basis. As part of this process, Slovnaft's USD 50 million Merrill Lynch facility was repaid from free cash. Furthermore, Slovnaft's USD 165 million syndicated facility and two TVK bank facilities in an aggregate amount of EUR 280 million were also prepaid and cancelled.

In the framework of the partnership with INA, MOL provided a knowledge transfer in connection with the raising of a new INA USD 400 million syndicated facility. The deal proved to be one of the most successful capital market transactions in the region in 2004.

During 2004, almost the entire bank loan portfolio documentation was standardised in line with that of MOL's EUR 600 million benchmark facility.

Risk management

MOL as an integrated oil and gas company takes into account the considerable portfolio effects that exist between its businesses when determining risk management strategy. We are using a Cash Flow at Risk method, based on Monte Carlo simulation. In 2004 risk management focused on meeting group level financial and strategic objectives. The strong operating environment helped to achieve those risk management objectives. Actual transactions were carried out to increase the fixed portion of the USD debt and to adjust the currency mix of the debt to reflect the change in cash flow due to the gas asset sale. The following transactions were carried out:

- The fixed proportion of the debt portfolio was increased, by putting in place interest rate swap transactions on part of the USD debt.
- The currency mix of the long-term debt was adjusted by increasing the EUR and decreasing the USD portion with the help of EUR/USD forward transactions to reflect the changes in cash flow position after the sale of the natural gas assets. The forward transactions were put in place only for the period after which the targeted currency mix was able to be directly matched with underlying debt drawings.
- In order to meet the 2004 risk limits, the HUF portion of the Group debt was slightly increased by entering into EUR/HUF cross-currency swaps on EUR debt. (The Group has adopted new risk limits for 2005, no longer imposing a minimum limit on the HUF debt in the portfolio.)
- Commodity hedges were put in place to manage the financial risk of refinery maintenance, i.e. an inventory hedge.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital expenditure program

MOL Group CAPEX (M HUF)	2004	2003
Exploration and Production	31,137	58,481
Refining and Marketing*	78,961	77,426
Natural Gas	14,648	11,078
Petrochemicals	57,543	64,616
Corporate and other	72,185	155,828
Total	**254,474**	**367,429**

* Including Refining&Marketing, Retail and Lubricants businesses

MOL Group capital expenditure (including domestic exploration costs) decreased from HUF 367.4 bn in 2003, to HUF 254.5 bn in 2004, mainly due to lower acquisition spending.

In 2004 the Exploration and Production segment spent HUF 9.2 bn on domestic exploration activities, HUF 0.4 bn less than in the previous year. HUF 13.8 bn was spent on production projects at previously explored fields, compared to HUF 14.5 bn in 2003. Within the framework of these projects we developed previously explored fields, continued the implementation of a hydrocarbon production intensification program, and maintained the technical level of our production project facilities.

In the case of foreign exploration and production projects, the capital expenditure decreased by HUF 26.2 bn from HUF 34.4 bn in 2003, mainly due to the HUF 22.7 bn ZMB acquisition cost recorded in 2003, which was followed by field development projects of lower value in 2004.

Capital expenditure of the Refining and Marketing business grew by HUF 9.0 bn in 2004 compared to the previous year. The primary reason for the increase was the scheduled implementation of the strategic quality improvement projects in the refineries, to meet the

EU-2005 diesel and gasoline quality requirements. The MOL-Slovnaft EU-2005 diesel projects were completed during the year. However, the Roth acquisition in Austria also contributed to the growth.
MOL implemented several logistics projects within the Refining and Marketing Division (HUF 3.4 bn in 2004, vs HUF 5.2 bn in 2003) to ensure the reliable operation of our pipeline system and logistics depots, and in order to comply with stricter legal and environmental requirements.
At the Retail business, capital expenditure was HUF 16.0 bn, including HUF 5.1 bn of expenditure in the North Region (Slovnaft). Spending at division level decreased by HUF 7.3 bn, due to a HUF 4.5 bn decrease in the North Region and a HUF 2.8 decrease in the South Region. The main reason behind the fall in investment was the mid-year strategy review, which temporarily suspended investment until the direction of the expansion and development for the coming years was elaborated.
In the Lubricant business, most projects connected with the integration were completed in 2003, and accordingly capital expenditure decreased by HUF 0.2 bn.
The capital expenditure in the Natural Gas segment exceeded the previous year's level by HUF 3.6 bn. The HUF 14.6 bn expenditure in 2004 included both the McKinsey efficiency improvement project and projects to ensure secure operations at the Transmission subsidiary. At the Storage subsidiary, key areas of expenditure included the planned enhancement of the peak capacity of the Zsana underground gas storage facility and significant maintenance work at the Hajdúszoboszló storage facility.
Capital expenditure in the Petrochemical segment decreased by HUF 7.1 bn, mainly due to the completion of the strategic development project at TVK, that was launched in 2002. The aim of the strategic development project was to increase the olefin cracker and polyethylene production capacities (as part of the project, the extension of the polypropylene production capacity was completed in 2002). The test run in the Olefin-2 Plant started in December, 2004; the HDPE-2 Plant was put into operation at the end of the year. Slovnaft spending on petrochemical projects increased by HUF 9.1 bn compared to 2003. The implementation of the new Polypropylene Plant (PP-3) is within schedule and budget.
The capital expenditure of the Corporate and Other segment decreased in 2004 by HUF 83.6 bn to HUF 72.2 bn, mainly due to the lower level of share acquisitions, which were included among the projects of the MOL Corporate and other sectors. Nevertheless, HUF 5.8 bn was spent on the development of the information system (mostly asset procurement) compared to HUF 3.7 bn in 2003.
As a result of the consolidation of the TVK Power Plant, its project expenditure is included in the TVK Corporate and Other segment, which resulted in a HUF 3.5 bn addition at segment level.

Litigation

From the litigations initiated in earlier years that could have significant effect on MOL's financial conditions or business operation, the Court of Arbitration has finally granted MOL's claim for damages against MB Kőolajkutató Rt. responsible for the gas explosion in 2000 at the underground storage facility located in the town of Pusztaszőlős. MOL's constitutional claim, filed at the Constitutional Court of the Republic of Hungary in December 2001, requesting the Constitutional Court to declare the provisions of the Decree of the Minister of Economy establishing the gas prices in the year 2000 and the relevant Governmental Decree unconstitutional and inapplicable in the civil law procedures, which finally denied MOL's claim for damages, is still pending.
Pursuant to the decision of the Supreme Court the Hungarian Competition Office has repeated the investigation initiated by the Hungarian Autoclub against MOL in 2000 in connection with its fuel prices applied between 1997 and 2000. Within the course of the repeated procedure the Competition Office has determined on the basis of a cost review and external opinion as well that MOL has not breached any laws by establishing its prices and terminated the procedure against it. The Hungarian Autoclub requested again a judicial review of the Competition Committee's decision.
The Ministry of Finance of the Slovak Republic has initiated a procedure against Slovnaft, a.s., a majority subsidiary of MOL, for the review of its costs arising during the years of 2002 and 2003 and the profit included in its fuel prices in 2004. The Ministry of Finance pursues its procedure under the Slovak Price Act that in the opinion of the Ministry entitles the Ministry of Finance to review the costs and profits included in the product prices with retroactive effect. In its first instance decision the Ministry of Finance imposed a fine on Slovnaft, a.s. in the amount of approximately SKK 1.3 billion because of expenses and profits that were deemed unjustified and unreasonable by the Ministry. As in the opinion of Slovnaft, a.s. the decision of the Ministry of Finance is ungrounded and illegal it has filed an appeal against it.
The minority owners holding an approximate 23% ownership interest have initiated court proceedings against MOL as the majority owner of Balatongáz Ltd. to determine that MOL purchased their ownership interests for a total purchase price of HUF 83 million and for damages of HUF 3 billion. In its interim ruling the court of first instance rejected the claim regarding the sale of the ownership interests to MOL. The minority owners have filed an appeal against this decision, and the Court of Appeal has ruled that a pre-contract had been concluded between MOL and the plaintiffs, while it upheld the other findings of the first instance decision. The litigation is still pending before the Metropolitan Court.
MOL initiated court proceedings against Petrol Projekting Budapest (PPB) Ltd. for the reimbursement of advance payments, rental and brokerage fees paid by MOL to PPB in connection with the establishment of petrol stations for a total amount of HUF 490 million. PPB acknowledged the legal basis and amount of the claims; however, it filed a counter claim against MOL for damages of HUF 3.2 billion. The first instance court granted MOL's claim by ordering PPB to pay HUF 488 million and refusing PPB's counter claim.
Among MOL's consolidated subsidiaries there are two significant pending lawsuits against Slovnaft, a.s. in connection with previous commercial agreements for a total amount of approximately USD 25 million.

Consolidated financial statements prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

MOL Magyar Olaj- és Gázipari Rt. and Subsidiaries

31 December 2004

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended and the related notes presented on pages 34 to 77. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 2004 and of the consolidated results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young Kft.

Ernst & Young Kft.
Budapest, Hungary
24 March 2005

Consolidated balance sheet
31 December 2004

ASSETS	Notes	2004 HUF millions	2003 HUF millions
Non-current assets			
Intangible assets	3	5,401	29,160
Property, plant and equipment, net	4	925,069	855,951
Investments in associated companies	6i)	115,105	128,960
Other investments	6 ii)	3,062	5,475
Deferred tax assets	25	36,210	52,895
Other non-current assets	7	16,538	19,333
Total non-current assets		**1,101,385**	**1,091,774**
Current assets			
Inventories	8	172,450	155,926
Trade receivables, net	9	218,950	165,057
Investments	10	-	9,228
Other current assets	11	53,969	47,909
Cash and cash equivalents	12	88,126	62,841
Total current assets		**533,495**	**440,961**
TOTAL ASSETS		**1,634,880**	**1,532,735**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	13	94,634	93,128
Reserves	14	430,858	330,760
Net income for the year		209,325	99,981
Total shareholders' equity		**734,817**	**523,869**
Minority interest		**68,020**	**155,752**
Non-current liabilities			
Long-term debt, net of current portion	15	199,893	289,070
Provisions for liabilities and charges	16	53,647	55,781
Deferred tax liabilities	25	12,995	14,213
Other non-current liabilities	17	53,181	71,931
Total non-current liabilities		**319,716**	**430,995**
Current liabilities			
Trade and other payables	18	318,918	260,420
Provisions for liabilities and charges	16	46,038	26,172
Short-term debt	19	54,384	70,756
Current portion of long-term debt	15	92,987	64,771
Total current liabilities		**512,327**	**422,119**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,634,880**	**1,532,735**

Budapest, 24 March 2005

Zsolt Hernádi
Chairman of the Board of Directors
Chief Executive Officer

József Molnár
Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of operations 31 December 2004

	Notes	2004 HUF millions	2003 HUF millions
Net sales	20	1,955,830	1,504,038
Other operating income	21	16,126	20,001
Total operating revenues		**1,971,956**	**1,524,039**
Raw materials and consumables used		1,345,931	1,179,812
Personnel expenses	22	122,404	83,717
Depreciation, depletion, amortisation and impairment		108,559	95,450
Other operating expenses	23	191,748	118,412
Change in inventories of finished goods and work in progress		(18,994)	(25,014)
Work performed by the enterprise and capitalised		(27,283)	(11,409)
Total operating expenses		**1,722,365**	**1,440,968**
Profit from operations		**249,591**	**83,071**
Financial (income)/expense, net	24	(5,155)	16,075
Income from associates		(7,985)	(5,405)
Profit before tax		**262,731**	**72,401**
Income tax expense/(benefit)	25	47,817	(32,476)
Profit after tax		**214,914**	**104,877**
Minority interest		(5,589)	(4,896)
Net income		**209,325**	**99,981**
Basic earnings per share (HUF)	**26**	**2,030**	**987**
Diluted earnings per share (HUF)	**26**	**2,005**	**986**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity 31 December 2004

	Share capital HUF millions	Hedging reserve HUF millions	Translation reserve HUF millions	Treasury shares HUF millions	Equity component of compound debt instruments HUF millions	Retained earnings HUF millions	Total reserves HUF millions	Net income HUF millions	Total HUF millions
Balance 1 January 2003 as previously reported	**93,245**	**2,081**	**(7,038)**	**(20,926)**	**-**	**272,817**	**246,934**	**65,262**	**405,441**
Effect of early adoption of IAS 21	-	-	4	-	-	(4)	-	-	-
Balance 1 January 2003 as restated	**93,245**	**2,081**	**(7,034)**	**(20,926)**	**-**	**272,813**	**246,934**	**65,262**	**405,441**
Appropriation of 2002 net income	-	-	-	-	-	65,262	65,262	(65,262)	-
Dividends	-	-	-	-	-	(5,183)	(5,183)	-	(5,183)
Net purchase of treasury shares (see Note 13)	(117)	-	-	(501)	-	-	(501)	-	(618)
Cash-flow hedges, net of deferred tax (Note 27)	-	5,751	-	-	-	-	5,751	-	5,751
Currency translation differences	-	-	15,640	-	-	-	15,640	-	15,640
Slovnaft acquisition (see Note 5)	-	-	-	-	2,857	-	2,857	-	2,857
Net income	-	-	-	-	-	-	-	99,981	99,981
Balance 31 December 2003	**93,128**	**7,832**	**8,606**	**(21,427)**	**2,857**	**332,892**	**330,760**	**99,981**	**523,869**
Appropriation of 2003 net income	-	-	-	-	-	99,981	99,981	(99,981)	-
Dividends	-	-	-	-	-	(5,952)	(5,952)	-	(5,952)
Net sale of treasury shares (see Note 13)	131	-	-	674	-	-	674	-	805
Cash-flow hedges, net of deferred tax (see Note 27)	-	555	-	-	-	-	555	-	555
Currency translation differences	-	-	(11,790)	-	-	-	(11,790)	-	(11,790)
Slovnaft acquisition, net of deferred tax (see Note 5)	984	-	-	-	14,261	-	14,261	-	15,245
Redemption of convertible bonds	391	-	-	-	-	1,809	1,809	-	2,200
Issuance of convertible bonds	-	-	-	-	560	-	560	-	560
Net income	-	-	-	-	-	-	-	209,325	209,325
Balance 31 December 2004	**94,634**	**8,387**	**(3,184)**	**(20,753)**	**17,678**	**428,730**	**430,858**	**209,325**	**734,817**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash-flows 31 December 2004

	Notes	2004 HUF millions	2003 HUF millions
Profit from operations		**249,591**	**83,071**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		107,244	95,137
Net unrealised loss / (gain) recorded on financial instruments		400	(1,377)
Write-off of inventories		1,062	985
Impairment losses recognised due to damages		502	710
Reversal of impairment losses on property, plant and equipment		(363)	(106)
Increase in provisions		12,445	5,367
Net gain on sale of fixed assets		(875)	(1,119)
Net gain on sale of subsidiaries		-	(9,877)
Exploration and development costs expensed during the year		8,547	9,389
Other non-cash items		(559)	(1,775)
Operating cash flow before changes in working capital		**377,994**	**180,405**
Increase in inventories		(16,281)	(21,051)
Increase in accounts receivable		(47,930)	(5,344)
(Increase)/decrease in other receivables		(5,284)	786
Increase in accounts payable		19,736	39,455
Increase in other current liabilities		14,433	15,046
Corporate taxes paid		**(18,287)**	**(6,139)**
Net cash provided by operating activities		**324,381**	**203,158**
Capital expenditures, exploration and development costs		(185,336)	(186,875)
Proceeds from disposals of fixed assets		2,947	3,069
Acquisition of subsidiaries, net cash	30a	(71,701)	(11,811)
Acquisition of joint ventures, net cash	30a	(507)	(22,517)
Net cash inflow on sales of subsidiary undertakings	30b	-	21,573
Acquisition of associated companies		-	(113,729)
Acquisition of other investments		(1,987)	(241)
Proceeds from disposal of investments		13,956	2,894
Changes in loans given and long-term bank deposits		586	307
Changes in short-term investments		9,111	(1,750)
Interest received and other financial income		6,283	6,711
Dividends received		1,837	3,840
Net cash used in investing activities		**(224,811)**	**(298,529)**
Issuance of long-term notes		1,800	9,200
Repayment of zero coupon notes		(33,000)	-
Issuance of long-term debt	30c	195,476	397,087
Repayments of long-term debt		(238,272)	(255,716)
Changes in other long-term liabilities		71	485
Changes in short-term debt		23,845	(9,232)
Interest paid and other financial costs		(19,577)	(20,810)
Dividends paid to shareholders		(5,954)	(5,210)
Dividends paid to minority interest		(814)	(547)
Sale of treasury shares		936	25,965
Repurchase of treasury shares		(168)	(26,583)
Net cash provided by financing activities		**(75,657)**	**114,639**
Increase in cash and cash equivalents		**23,913**	**19,268**
Cash at the beginning of the year		62,841	42,251
Cash effect of consolidation of subsidiaries previously accounted for as other investment		1,185	221
Exchange differences on the consolidation of foreign subsidiaries		187	1,101
Cash at the end of the year		88,126	62,841

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards 31 December 2004

1 General

Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Rt. or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Rt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas, production and sale of olefins and polyolefins. The number of the employees in the Group as of 31 December 2004 and 2003 was 15,465 and 15,866 respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest and (from 22 December 2004) the Warsaw Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the International Order Book in London and other over the counter markets in New York, Berlin and Munich.

2 Summary of significant accounting policies

MOL Rt. prepares its statutory unconsolidated financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS). The accompanying consolidated financial statements presented here have been prepared in accordance with IFRS formulated by the International Accounting Standards Board (IASB), effective as of 31 December 2004. A reconciliation between the shareholders' equity and the net income of MOL Rt. reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included in Note 34.

For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to thel FRS adjustments.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the Notes thereto. Although these estimates are based on the management's best knowledge of current events and actions, actual results may defer from those estimations.

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 24 March 2005.

The financial year is the same as the calendar year.

i) Changes in Accounting Policies

As of 1 January, 2004 the Company reclassified cushion gas in gas storages to property, plant and equipment instead of inventories to comply with international best practice and in consultation with Hungarian mining authorities, due to the fact that cushion gas is needed to keep the storage caves workable and cannot be extracted during operations. These assets are non-depreciable, as their value can be recovered at the end of life of the storage caves. Presentation of these items in comparative periods has been restated accordingly (see Note 4).

The Company has also decided to adopt early the revised IAS 21 – The Effects of Changes in Foreign Exchange Rates from 1 January, 2004. The Hungarian Forint (HUF) is considered to be the presentation currency of the consolidated financial statements as well as the functional currency of MOL and its domestic subsidiaries. Subsidiaries with functional currencies differing from the Hungarian Forint are translated according to the revised IAS 21: assets and liabilities at closing rates, income and expense items at the weighted average exchange rates for the year, with all resulting exchange differences recognised in translation reserve. Comparative periods have been restated accordingly. This resulted in a HUF 4 million reclassification between Translation reserve and Retained earnings.

IFRS 3 – Business Combinations applies to accounting for business combinations for which the agreement date is on or after 31 March 2004. Upon acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority's proportions of the net fair values of those items. Additionally, the adoption of IFRS 3 and IAS 36 has resulted in the Group ceasing annual goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) in respect of these business combinations. Moreover, as required by the revised IAS 38, the useful life of intangible assets acquired in a business combination are now assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it has been amortised over its useful life. Amortisation years and methods for intangible assets with finite useful lives are reviewed at the earlier of annually or where an indicator of impairment exists. Intangibles assessed as having indefinite useful lives are not amortised, as there is no foreseeable limit to the year over which the asset is expected to generate net cash inflows for the Group. However, intangibles with indefinite useful lives are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

ii) Presentation Currency

Based on the economic substance of the underlying events and circumstances the functional currency of the parent company and the presentation currency of the Group has been determined to be the Hungarian Forint (HUF).

iii) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL Rt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively.

As required by SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests immediately exercisable voting rights are taken into account in determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition, the date of which is determined with reference to the settlement date. Minority interest is stated at the minority's proportion of the fair values of net assets. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

The Company's interests in its joint ventures are accounted for by the method of proportionate consolidation, where a proportionate share of the joint venture's assets, liabilities, income and expenses is combined with similar items in the consolidated financial statements on a line-by-line basis.

Investments in associated companies (generally investments of between 20% and 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Certain immaterial subsidiaries are not consolidated. These are presented at cost less any impairment in value in the accompanying consolidated financial statements (see Note 6 ii).

iv) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Any goodwill arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of the foreign operation and translated accordingly.

Goodwill is amortised to income on a systematic basis over its estimated useful life. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortised balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

In respect of goodwill on business combinations for which the agreement date is on or after 31 March 2004, see i). Business combinations prior to 31 March 2004 have not been restated and amortisation of goodwill shall discontinue from 1 January 2005 on these acquisitions.

v) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

- to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.
- the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.
- the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

In case of acquisitions on or after 31 March 2004, any excess of the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity over the cost of the business combination are recognised directly in profit and loss. Business combinations prior to 31 March 2004 have not been restated and negative goodwill on these acquisitions shall be reclassified into opening retained earnings as of 1 January 2005.

vi) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with three months or less remaining to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

vii) Trade receivables

Receivables are stated at face value less provision for doubtful amounts.

viii) Investments

Investments are classified into the following three categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date. These investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Available-for-sale and trading investments are subsequently carried at fair value, the change of which is recorded in the statement of operations.

Purchases and sales of investments are recognised on settlement date which is the date when the asset is delivered to the counterparty.

ix) Financial Instruments and Hedging

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note. Financial instruments (including compound financial instruments) are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. In case of compound financial instruments the liability component is valued first, with the equity component being determined as a residual value. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks. Under the Group Risk Management Policy derivative transactions can only be entered into for hedging purposes, although not all such derivatives are accounted for as hedges.

On inception, Group treasury identifies certain derivatives as either:
- interest rate swaps to protect against floating borrowing rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices,
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions, and
- foreign exchange derivatives to cover foreign exchange risks.

The Group's criteria for classifying a derivative instrument as a hedge for accounting purposes include:
- the hedge transaction is expected to be highly effective in achieving offsetting changes in fair values or cash flows attributable to the hedged risk,
- the effectiveness of the hedge can be reliably estimated,
- there is adequate documentation of the hedging relationship at the inception of the hedge, and
- for cash-flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

Derivative financial instruments

A derivative financial instrument is defined as being any financial instrument:
- whose value changes in response to the change in a specified "underlying",
- that requires no initial net investment or little initial net investment relative to other types of contracts that have a similar response to changes in market conditions, and
- that is settled at a future date.

Underlyings are defined as specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable.

Derivative financial instruments that are not designated as hedging instruments (see above) are carried at fair value, with changes in fair value included in net profit or loss.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit and loss.

Fair value hedges

Fair value hedges are hedges of the exposure to the variability in the fair value of recognised assets and liabilities, adjusted for changes arising due to exposure to certain risks, and the resulting gain or loss is recognised in income. Derivatives designated as fair value hedges are carried at fair value, which changes in response to the hedged risk. Under hedge accounting the income impact of the derivative's fair value changes, within certain limits explained below, offsets the income effect that is caused by the hedged item's change in fair value.

When the hedge ceases to be highly effective, hedge accounting is discontinued and the hedging instrument is accounted for as a stand-alone derivative.

Cash flow hedges

Cash flow hedges are hedges of the exposure to variability in future cash flows related to a recognised asset or liability, or a highly probable forecasted transaction or unrecognised firm commitment. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognised directly in the hedging reserve in shareholders' equity. The ineffective portion is immediately recognised in net profit or loss.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from the hedging reserve to net profit or loss in the same period or periods in which the hedged firm commitment or forecasted transaction affects the income statement.
When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed or forecasted transaction occurs.

If the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

x) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil and purchased gas inventory, is determined primarily on the basis of weighted average cost. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses including royalty. Unrealisable inventory is fully written off.

xi) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statements of operations.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhead costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xii) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xiii) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	2 – 10%
Refineries and chemicals manufacturing plants	8 – 25%
Gas and oil storage and transmission equipment	2 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved and developed, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xiv) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of operations for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

xv) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xvi) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk-free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy
The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined, announced and the conditions for its implementation are met.

Provision for Environmental Expenditures
Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities
The Company records a provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels.

Provision for Retirement Benefits
The Group operates three defined long-term employee benefit programmes. None of these schemes requires contribution to be made to separately administered funds. The cost of providing benefits under these plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expenses immediately. Past service costs, resulting from the introduction of, or changes to the defined benefit scheme are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

xvii) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

xviii) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Rt.

Translation reserves

The translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

Hedging reserves

The hedging reserve includes the cumulative net change in the fair value of effective cash flow hedges until the hedged forecasted transaction occurs or is no longer expected to occur.

Equity component of compound debt instruments

Equity component of compound debt instruments includes the residual amount of the proceeds from the issuance of the instrument above its liability component, which is determined as the present value of future cash payments associated with the instrument.

xix) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xx) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxi) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

The calculation of diluted earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- the net profit for the period attributable to ordinary shares is increased by the after-tax amount of dividends and interest recognised in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- the weighted average number of ordinary shares outstanding is increased by the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

xxii) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

Financial statements of foreign entities are translated at year-end exchange rates with respect to the balance sheet, and at the weighted average exchange rates for the year with respect to the income statement. All resulting translation differences are included in the translation reserve of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the income statement.

xxiii) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IFRS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset.

Dividends are recognised when the shareholder's right to receive payment is established.

Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxiv) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxv) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.
Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxvi) Segmental Disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central Europe.

xxvii) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

3 Intangible assets

	Rights HUF millions	Software HUF millions	Exploration costs HUF millions	Goodwill HUF millions	Negative goodwill HUF millions	Total HUF millions
Gross book value						
Opening balance as of 1 January 2003	545	27,337	12,574	4,965	(2,006)	43,415
• additions	15	5,349	3,292	271	-	8,927
• acquisition of subsidiary	13	8,990	-	-	-	9,003
• disposals	(433)	(3,002)	(1,716)	-	1,516	(3,635)
• exchange adjustment	-	553	-	-	-	553
• transfers	3	164	(677)	(241)	-	(751)
Closing balance as of 31 December 2003	**143**	**39,391**	**13,473**	**4,995**	**(490)**	**57,512**
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2003	191	12,115	4,946	607	(444)	17,415
• depreciation, depletion and amortisation for the year	18	6,671	6	275	(313)	6,657
• acquisition of subsidiary	10	6,133	-	-	-	6,143
• disposals	(112)	(2,766)	(1,706)	-	360	(4,224)
• exchange adjustment	-	403	-	-	-	403
• impairment	-	12	1,693	-	-	1,705
• transfers	-	12	-	241	-	253
Closing balance as of 31 December 2003	**107**	**22,580**	**4,939**	**1,123**	**(397)**	**28,352**
Net book value 31 December 2003	**36**	**16,811**	**8,534**	**3,872**	**(93)**	**29,160**
Gross book value						
Opening balance as of 1 January 2004	143	39,391	13,473	4,995	(490)	57,512
• additions	76	3,803	5,436	3,509	(29,509)	(16,685)
• acquisition of subsidiary	11	11	1,888	-	-	1,910
• disposals	-	(1,512)	(129)	-	-	(1,641)
• exchange adjustment	(9)	3	(525)	(26)	637	80
• transfers	3,017	(3,746)	(277)	-	-	(1,006)
Closing balance as of 31 December 2004	**3,238**	**37,950**	**19,866**	**8,478**	**(29,362)**	**40,170**
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2004	107	22,580	4,939	1,123	(397)	28,352
• depreciation, depletion and amortisation for the year	44	6,099	175	901	(1,315)	5,904
• acquisition of subsidiary	1	-	-	-	-	1
• disposals	-	(1,512)	(3)	-	-	(1,515)
• exchange adjustment	(7)	2	(129)	-	(17)	(151)
• impairment	-	66	2,225	-	-	2,291
• reversal of impairment	-	(9)	-	-	-	(9)
• transfers	2,286	(2,401)	11	-	-	(104)
Closing balance as of 31 December 2004	**2,431**	**24,825**	**7,218**	**2,024**	**(1,729)**	**34,769**
Net book value 31 December 2004	**807**	**13,125**	**12,648**	**6,454**	**(27,633)**	**5,401**

In respect of changes in the recognition and measurement of goodwill and negative goodwill during 2004 see Note 2 i). Subsequent to 1 January 2005, negative goodwill carried in the balance sheet will be reclassified to retained earnings, as required by the transition rules of IFRS 3.

Impairment

Impairment losses of HUF 2,225 million and HUF 1,693 million were recognised in relation to unsuccessful exploration activity in Hungary in 2004 and 2003, respectively.

Exploration expenses

In addition to the capitalised exploration expenses shown above a further HUF 8,547 million and HUF 9,389 million exploration expense was incurred in 2004 and 2003, respectively, which, consistent with the successful effort method of accounting was charged to various operating cost captions of the accompanying consolidated statements of operations as incurred.

4 Property, plant and equipment, net

	Land and building HUF millions	Machinery and equipment HUF millions	Other machinery and equipment HUF millions	Construction in progress HUF millions	Total HUF millions
Gross book value					
Opening balance as of 1 January 2003 as reported	461,232	366,990	62,432	31,431	922,085
Effect of changes in accounting policies (see Note 2)	13,568	-	-	-	13,568
Opening balance as of 1 January 2003 as restated	474,800	366,990	62,432	31,431	935,653
• additions	48,563	39,765	6,253	178,300	272,881
• acquisition of subsidiary	197,065	243,456	2,416	17,569	460,506
• disposals	(23,364)	(16,120)	(4,140)	(754)	(44,378)
• exchange adjustment	8,490	14,735	197	1,187	24,609
• transfers and capitalisation	9,848	(8,660)	(391)	(90,366)	(89,569)
Closing balance as of 31 December 2003	**715,402**	**640,166**	**66,767**	**137,367**	**1,559,702**
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2003 as reported	191,840	214,023	43,483	-	449,346
Effect of changes in accounting policies (see Note 2)	-	-	-	-	-
Opening balance as of 1 January 2003 as restated	191,840	214,023	43,483	-	449,346
• depreciation, depletion and amortisation for the year	29,758	48,662	5,595	598	84,613
• acquisition of subsidiary	43,580	135,082	465	-	179,127
• disposals	(5,684)	(14,600)	(1,621)	(598)	(22,503)
• exchange adjustment	2,099	8,980	67	-	11,146
• impairment	2,097	171	-	-	2,268
• reversal of impairment	(106)	-	-	-	(106)
• transfers	61	(67)	(134)	-	(140)
Closing balance as of 31 December 2003	**263,645**	**392,251**	**47,855**	**-**	**703,751**
Net book value 31 December 2003	**451,757**	**247,915**	**18,912**	**137,367**	**855,951**
Gross book value					
Opening balance as of 1 January 2004	715,402	640,166	66,767	137,367	1,559,702
• additions	60,932	92,830	6,975	166,717	327,454
• acquisition of subsidiary	2,886	2,288	87	2,812	8,073
• disposals	(5,268)	(11,327)	(5,502)	(1,301)	(23,398)
• exchange adjustment	(3,208)	(1,682)	(53)	(255)	(5,198)
• transfers and capitalisation	2,479	4,832	(5,430)	(161,008)	(159,127)
Closing balance as of 31 December 2004	**773,223**	**727,107**	**62,844**	**144,332**	**1,707,506**
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2004	263,645	392,251	47,855	-	703,751
• depreciation, depletion and amortisation for the year	31,968	55,710	5,192	-	92,870
• acquisition of subsidiary	61	159	36	-	256
• disposals	(2,557)	(11,080)	(5,378)	(553)	(19,568)
• exchange adjustment	(569)	(986)	(5)	-	(1,560)
• impairment	4,567	918	68	626	6,179
• reversal of impairment	(236)	(45)	-	(73)	(354)
• transfers	775	3,966	(3,878)	-	863
Closing balance as of 31 December 2004	**297,654**	**440,893**	**43,890**	**-**	**782,437**
Net book value 31 December 2004	**475,569**	**286,214**	**18,954**	**144,332**	**925,069**

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

	2004 HUF millions	2003 HUF millions
Cost	**788**	**896**
Accumulated depreciation	362	351
Net book value	**426**	**545**

Fully Depreciated Intangibles, Property, Plant and Equipment

The gross carrying amounts of certain intangibles, property, plant and equipment items of HUF 278,576 million and HUF 234,571 million are fully depreciated, as of 31 December 2004 and 2003, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of nil and HUF 985 million in 2004 and 2003, respectively. The applicable capitalisation rate was 0% in 2004, due to the foreign exchange gain recognised on borrowings. The applicable rate was 3.1% in 2003.

Impairment	**2004** **HUF millions**	**2003** **HUF millions**
Fuel stations	2,721	319
Gas transit assets	882	-
Tangible fixed assets of oil and gas producing fields	793	1,935
Lubricant production assets	408	-
Logistic assets	264	-
Refinery assets	246	-
Other (non-production assets)	865	14
Total	**6,179**	**2,268**
Reversal of impairment	(354)	(106)
Total net impairment	**5,825**	**2,162**

Pledged Assets

MOL Group has no pledged assets as of 31 December 2004. Assets at an aggregate net book value of HUF 4,196 million have been pledged as collateral for loans taken out by a subsidiary as of 31 December 2003.

5 Investments in consolidated companies and joint ventures

Company name	**Country**	**Range of activity**	**Ownership 2004**	**Ownership 2003**
Exploration and Production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
MOL CIS	Cyprus	Exploration investment management	100%	100%
ZMB Ltd (joint venture)	Russia	Exploration and production of foreign natural gas and oil fields	50%	50%
MOL Greece Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
RUSI Ltd	Cyprus	Exploration financing	100%	100%
MOL Caspian	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	a)
Ural Group Ltd (joint venture)	Kazakhstan	Exploration and production of foreign natural gas and oil fields	23%	-
MOL Pakistan Ltd	Netherlands	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL BHM OIL-Invest Ltd	Cyprus	Exploration investment management	100%	100%
MOL Syria Ltd	Netherlands	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
UBA Services Ltd	Cyprus	Exploration investment management	100%	100%
Natural Gas				
MOL Földgázellátó Rt.	Hungary	Natural gas supply and trading	100%	100%
MOL Földgázszállító Rt.	Hungary	Natural gas transmission	100%	100%
MOL Földgáztároló Rt.	Hungary	Natural gas storage	100%	100%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Refining and Marketing				
Boksz Kft.	Hungary	Maintenance services	c)	100%
Mineralkontor GmbH	Germany	Trade of oil products	74%	a)
MOL-LUB Kft.	Hungary	Production and trade of lubricants from 2002	100%	100%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	100%	75%
MOL Romania PP S.R.L.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL Slovenija d.o.o.	Slovenia	Retail trade of fuels and lubricants	100%	a)
Moltrans Kft.	Hungary	Transportation	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%

Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Roth Heizöle GmbH	Austria	Trading of oil products	75%	-
Alpenkohle Mineralölhandels GmbH	Austria	Trading of oil products	75%	-
Egon von Lenz GmbH	Austria	Trading of oil products	75%	-
Heizöl Blitz Stadler GmbH (joint venture)	Austria	Trading of oil products	15%	-
Rumpold Energie & Brennstoffhandels GmbH	Austria	Trading of oil products	75%	-
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	98%	70%
Apollo Oil and Rohstoffhandels GmbH	Austria	Trading of crude oil	66%	47%
MOL Slovensko s.r.o	Slovakia	Wholesale trade	98%	70%
Slovnaft Ceska Republika s.r.o.	Czech Republic	Wholesale and retail	98%	70%
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	98%	70%
Slovnaft Polska S.A.	Poland	Wholesale and retail	98%	70%
Slovnaft Trans a.s.	Slovakia	Transport	98%	70%
Slovnaft VÚRUP a.s.	Slovakia	Research & development	98%	70%
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	88%	62%
Ukrslovnaft	Ukraine	Retail trade	83%	59%
SWS s.r.o.	Slovakia	Transport support services	50%	35%
Petrochemicals				
TVK Rt.	Hungary	Petrochemical production and trading	52%	44%
TVK Austria GmbH	Austria	Wholesale and retail trade	27%	23%
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	52%	44%
TVK Italia Srl.	Italy	Wholesale and retail trade	52%	44%
TVK France S.a.r.l. (former TVK-MOL-Chem S.a.r.l.)	France	Wholesale and retail trade	52%	72%
TVK UK Ltd	England	Wholesale and retail trade	52%	44%
Corporate and other				
Explant Kft. (former Kunpetrol Kft.)	Hungary	Maintenance services	100%	100%
Hermész Kft.	Hungary	Consultancy	100%	a)
MOL Reinsurance Ltd	Cyprus	Captive insurance	100%	100%
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	98%	70%
TVK Ingatlankezelő Kft.	Hungary	Real estate management	52%	44%
TVK Erőmű Kft. (joint venture)	Hungary	Power plant	14%	b)

a) Not consolidated in 2003

b) Consolidated using the equity method in 2003

c) Merged into Explant as of 31 December 2003

Gas business sales

In compliance with its legal obligation, MOL unbundled its gas business to three 100%-owned subsidiaries as of 31 December 2003: MOL Földgázellátó Rt. (Wholesale and Trading), MOL Földgáztároló Rt. (Storage) and MOL Földgázszállító Rt. (Transmission). The unbundling involved all fixed assets related to the Natural Gas segment. On 4 November 2004 binding agreements were signed by MOL and E.ON Ruhrgas International (ERI) on the partial sale of, and associated option agreements relating to these entities. Consequent to the terms of the binding agreements, Wholesale and Trading, as well as Storage qualify for discontinuing operations (see Note 32).

TVK Group

During 2003 outstanding options to buy 8% shareholding in TVK have been taken into account in determining MOL's potential voting rights at TVK, increasing its legal ownership of 44.3% to 52.3%. In accordance with SIC – 33, TVK was fully consolidated in 2003 and 2004.

According to the Capital Market Act MOL assigned its majority owned subsidiary, Hermész Kft. its right to exercise the call option on 8% of TVK shares. As at 26 March 2004, Hermész Kft. exercised MOL's call option right. According to the share purchase agreement between Hermész Kft. and Slovnaft a.s. signed on 8 December, 2004, Hermész Kft. sold its 8% stake in TVK to Slovnaft a.s.

As of 1 January 2004 TVK Group proportionally consolidated TVK Erőmű Kft., using the 26% ownership of TVK Rt., which has previously been recorded at cost. The power plant of TVK Erőmű Kft. supplies steam and electricity to the facilities of TVK, as well as other local vendors.

The minority ownership representing 8.02% of TVK Group acquired as of 26 March 2004 via the exercise of the call option and the resulting negative goodwill were as follows:

	HUF millions
Consideration paid	**7,639**
Carrying value of minority interest acquired (8.02%)	10,050
Negative goodwill arising on acquisition	**(2,411)**

Slovnaft Group

In November 2002 MOL signed an agreement with the Slovak Slovbena a.s. and Slovintegra a.s. on the purchase of all of their shares representing 31.6% of Slovnaft a.s.'s registered capital. Pursuant to the agreement, MOL acquired 6,520,691 Slovnaft shares for 85 million USD in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 of the newly issued "C" series ordinary shares. The nominal value of each series "C" ordinary share is HUF 1,001. The "C" series of shares entitle their holders to 1.001 (one and one thousandth) vote per share.

The issue price was to be paid by Slovintegra a.s. and Slovbena a.s. in the form of an in kind contribution by transferring their shareholding in Slovnaft to MOL. The completion of the transaction, which required the approvals of the Slovak and Hungarian competition offices, as well as external consents of the parties took place in the second quarter of 2003.

The "C" series of shares were issued upon completion of the transaction through private placement at an issue price of HUF 6,000 per share, while the "A" shares were transferred from the treasury share stock of the Company (see Note 13). Both the "C" and the "A" shares have call and put options attached to them entitling MOL to buy back and Slovintegra a.s. and Slovbena a.s. to sell back the shares to MOL after a 3-year lock-in period. As a consequence, these shares are not treated as equity instruments in the accompanying consolidated financial statements. The issued value of the outstanding "C" shares is recorded as other non-current liabilities as at 31 December 2003 (see Note 17). The difference between the issue price and the strike price of the option is treated as interest and is expensed in the consolidated statement of operations during the lock-up period. Due to the different exercise conditions, the "A" shares and the associated option agreements are treated as compound financial instruments, the liability component of which is determined as the discounted strike price on which the put option is exercisable at the end of the lock-up period (see Note 17). The equity component of these instruments is the residual value between the liability component and the fair value of consideration received.

In February 2003, MOL acquired an additional 2.2% of Slovnaft shares on the Slovakian stock market. Together with the 36.2% stake MOL acquired previously, upon the completion of the transaction above, MOL's share in Slovnaft reached 70% by the end of 2003.

As of 23 December 2003, the Company repurchased 1,179,369 series "C" shares from Slovintegra and Slovbena and sold series "A" shares with the same total nominal value (see Note 13).

In accordance with the applicable Slovak regulations, upon the completion of the transaction above MOL had to place a public offer to purchase the outstanding shares in Slovnaft. Due to legal disputes the public offer was made in November 2003 and the transaction was completed on 27 January 2004. During the public offer 5,855,849 shares were offered for sale, representing 28.39% of Slovnaft's registered capital. The physical settlement of the public offer took place on 30 January 2004 upon which MOL became the owner of the validly offered shares, increasing its stake to 98.41% in Slovnaft.

The minority ownership representing 28.39% of Slovnaft Group acquired as of 31 January 2004 via the public offer and the resulting negative goodwill were as follows:

	HUF millions
Consideration paid	**52,572**
Carrying value of minority interest acquired (28.39%)	82,080
Negative goodwill arising on acquisition	**(29,508)**

Based on the resolution of MOL's Extraordinary General Meeting held on 1 September 2003, the transformation of 9,817,000 pieces of "C" series ordinary shares into "A" series ordinary shares was started on 19 March 2004 and was closed successfully by 15 April 2004. The ratio of the conversion of the shares corresponded to their par values, i. e. 1,000 "C" series shares were converted into 1,001 "A" series shares. The conversion does not affect the partial selling restriction applicable to Slovintegra-Slovbena shareholder group's MOL shareholding, which remains in force until March 2006.
In March, 2004, MOL repurchased 1,180,548 series "A" shares from Slovintegra and Slovbena at prevailing market prices (see Note 13).

ZMB Joint Venture

On 19 December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk (ZMB) field in Russia. The transaction was completed on 17 March 2003. In accordance with the joint venture agreement, the project has been implemented by a joint venture company, owned 50-50% by MOL and Yukos, and incorporated in Russia.

During 2004, MOL has invested approximately USD 18.3 million, in line with the capital expenditure schedule. The project has contributed HUF 2,509 million to the net profit of the Group in 2004.

During 2004 a change has been implemented in the sales activity of the joint venture. Prior to the change most crude oil produced by the joint venture was sold to or through Yukos. Due to the change in the financial situation of Yukos, the sales channels of the ZMB joint venture has been rearranged in order to make it independent of Yukos' position. However, the joint venture has overdue receivables from Yukos in respect of certain sales made in 2004. While MOL will make every effort to collect these receivables, its prudent accounting policy necessitates the creation of a provision for the overdue receivables. The amount of the provision recognised in the 2004 accounts on Yukos related overdue receivables is HUF 8,033 million and is recorded as other operating expenses in the accompanying consolidated statement of operations.

The group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2004 and 2003 and for the years then ended:

	2004 HUF millions	2003 HUF millions
Current assets (net of provision of HUF 8,033 million in 2004)	7,387	6,521
Non-current assets	24,051	29,063
	31,438	**35,584**
Current liabilities	4,307	2,632
Non-current liabilities	2,332	4,338
	6,639	**6,970**
Net assets	**24,799**	**28,614**
Net sales	38,192	16,133
Cost of sales	9,334	4,315
Other expenses	23,284	5,956
Financial (expense) / income, net	(1)	433
Profit before income tax	**5,573**	**6,295**
Income tax expense	3,064	521
Net profit	**2,509**	**5,774**

The realisation of the carrying value, HUF 24,779 million, of MOL's share of the net assets of ZMB may be influenced by the existence of an operating joint venture partner, and the outcome of the investigations by the authorities related to the production licence and the transfer prices of ZMB (see Note 28).

Fedorovsky exploration project

On 30 June 2004 MOL (through its 100%-owned subsidiary, MOL Caspian) acquired a 22.5% share in the Fedorovsky production block, located in North Western Kazakhstan. The three party consortium included MOL and American First International Oil Company (FIOC) each with 22.5% shares and Avery Worldwide Limited with the remaining stake. The consortium is performing upside exploration with MOL acting as operator, from February 2005, during the exploration phase. Avery subsequently sold all of its shares to Exploration Venture Limited from which MOL has acquired a further 5% share in the Fedorovsky Block in February, 2005.

The fair values of the 22.5% of the identifiable assets and liabilities of the project acquired as of 30 June 2004 were as follows:

	Recognised on acquisition HUF millions	Carrying value HUF millions
Exploration costs	1,817	228
Other non-current assets	468	468
Inventories	26	26
Other current assets	22	22
Cash and cash-equivalents	102	102
Trade and other payables	(53)	(53)
Fair value of net assets	**2,382**	**793**

Consideration relating to the acquisition consisted of the following:

	HUF millions
Upfront fee paid upon acquisition	610
Present value of deferred payment obligation	1,772
Total consideration	**2,382**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF millions
Net cash acquired with the project	102
Cash paid	(610)
Net cash outflow	**(508)**

The group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December 2004:

	2004 HUF millions
Current assets	140
Non-current assets	1,848
	1,988
Current liabilities	53
Non-current liabilities (including present value of deferred payment obligation)	1,375
	1,428
Net assets	**560**

Material type expenses	4
Depreciation, depletion and amortisation	174
Other operating expenses	152
Financial (income)/expense, net	(43)
Loss before income tax	**287**
Income tax expense	-
Net loss	**287**

Roth Group

As of 27 September 2004 MOL acquired 74.99% ownership interest in Roth Heizöle GmbH and its subsidiaries from Roth and Rossi Foundations and established an option structure for the remaining stake.
The identification of all assets, liabilities and contingent liabilities, and the determination of their fair values are in progress, but are expected not to differ materially from the book values recognised by Roth Group. The book values of the assets and liabilities of the Roth Group acquired as of 1 October 2004 were as follows:

	Carrying value HUF millions
Intangible assets	11
Property, plant and equipment	1,229
Investments	54
Inventories	684
Trade receivables	5,612
Other current assets	761
Cash and cash equivalents	1,612
Long-term debt, net of current portion	(24)
Trade and other payables	(4,165)
Provision for liabilities	(141)
Other short-term liabilities	(3,168)
Current portion of long-term debt	(2,882)
Book value of net assets	**(417)**
Provisional goodwill arising on acquisition	**5,962**

Consideration relating to the acquisition consisted of the following:

	HUF millions
Cost associated with the acquisition	5,545
Total consideration	**5,545**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF millions
Net cash acquired with the project	1,612
Cash paid	(5,545)
Net cash outflow	**(3,933)**

Retail network expansion in Romania

On 23 November 2004, MOL signed a Sale and Purchase Agreement with Shell Group for the acquisition of 100% of the shares of Shell Romania S.R.L. The deal includes a network of 59 retail service stations geographically spread across Romania and the Lubricants, Aviation and Commercial businesses. The sale is subject to relevant regulatory approvals and completion is expected to take place in the first quarter of 2005. The final consideration payable by MOL is dependent on the working capital and debt position of Shell Romania at the date of closing, which cannot be reliably determined at this stage.

6 Other investments

i) Investments in associated companies

	Country	Activity	Ownership 2004	Ownership 2003	Net book value of investment 2004 HUF millions	Net book value of investment 2003 HUF millions
INA Group	Croatia	Integrated oil and gas company	25.0%	25.0%	112,827	112,865
DÉGÁZ Rt.	Hungary	Regional gas distribution	Sold	27.2%	-	6,326
ÉGÁZ Rt.	Hungary	Regional gas distribution	Sold	35.5%	-	5,309
TVK Erőmű Kft.	Hungary	Power plant	13.6%	11.5%	a)	747
Panrusgáz Rt.	Hungary	Natural gas trading	50.0%	50.0%	626	1,662
Messer Slovnaft s.r.o.	Slovakia	Production of technical gases	48.0%	34.3%	617	605
Chémia Bratislava a.s.	Slovakia	Services	48.0%	34.3%	337	380
Villas Hungária Kft.	Hungary	Bitumen production	40.0%	40.0%	254	285
TVK Automatika Kft.	Hungary	Production, operation of control and telecommunication systems	Sold	22.6%	-	224
IN-ER Erőmű Kft.	Hungary	Planning power plants	30.0%	30.0%	156	156
Tűzoltó és Műszaki Mentő Kft.	Hungary	Fire and technical rescue services	46.0%	43.3%	113	113
Messer MOL Gáz Kft.	Hungary	Production of technical gases	25.0%	25.0%	92	86
VIBA-TVK Kft.	Hungary	Petrochemical production	21.0%	17.6%	73	92
Other domestic associated companies					10	110
Total					**115,105**	**128,960**

a) Consolidated in 2004

INA acquisition

MOL acquired 25.0% plus one share of the share capital of INA d.d., the national oil and gas company in Croatia, pursuant to an agreement with the Croatian government dated 17 July 2003. The transaction was completed on 10 November 2003 following the fulfillment of conditions precedent that included the approval of Hungarian and Croatian Antimonopoly Authorities and the waiver of the Slovenian Antimonopoly approval requirement. The total consideration paid for the INA shares was USD 505 million (HUF 110 billion). INA is accounted for using the equity method, and contributed HUF 7,256 million to the net profit of the Group in 2004, and HUF 250 million in 2003 since its acquisition in November.

The fair values of the identifiable assets and liabilities of INA Group as of 1 November 2003 were as follows:

	Recognised on acquisition HUF millions	Carrying values HUF millions
Intangible assets	17,457	22,444
Property, plant and equipment	463,690	269,546
Investments	18,473	18,473
Other non-current assets	1,608	8,122
Inventories	83,824	83,824
Trade receivables	62,155	62,155
Securities	10,842	10,842
Other current assets	25,092	25,092
Cash and cash-equivalents	19,351	19,351
Long-term debt	(42,045)	(42,045)
Deferred tax liabilities	(38,825)	-
Other non-current liabilities	(7,371)	(7,371)
Trade and other payables	(117,640)	(108,070)
Provision for liabilities	(35,185)	(35,185)
Short-term debt	(19,625)	(19,625)
Fair value of net assets	**441,801**	**307,553**
MOL's share of fair value of net assets acquired (25.0%)	**110,450**	
Goodwill arising on acquisition	**1,265**	
Cash consideration, including transaction costs	**111,715**	

ii) Investments in other companies

	Ownership 2004	Ownership 2003	Net book value of investment 2004 HUF millions	Net book value of investment 2003 HUF millions
MOL Slovenia	100.0%	100.0%	a)	3,821
Intermol	100.0%	100.0%	2,028	41
Aka Holding Rt.	1.5%	-	360	-
MOL Agram	100.0%	100.0%	257	351
Alföldi Koncessziós Autópálya Rt.	Sold	2.5%	-	300
Generál Gomsz Kft.	-	100.0%	b)	246
Mineralkontor GmbH	74.0%	74.0%	a)	134
Other (investments with individual net book value below HUF 90 million)			417	582
Total			**3,062**	**5,475**

a) Consolidated in 2004

b) Merged into Explant as of 31 December 2003

7 Other non-current assets

	2004 HUF millions	2003 HUF millions
Net receivable from currency risk hedging derivatives (see Note 27 iv)	10,029	9,324
Advance payments for assets under construction	3,935	7,570
Loans given	2,574	2,439
Total	**16,538**	**19,333**

8 Inventories

	2004 At cost HUF millions	2004 At net realisable value HUF millions	2003 At cost HUF millions	2003 At net realisable value HUF millions
Purchased natural gas	58,675	58,675	66,069	65,838
Work in progress and finished goods	71,735	71,657	53,256	53,179
Other raw materials	23,971	23,054	22,445	21,031
Purchased crude oil	12,322	12,322	8,066	8,066
Other goods for resale	6,742	6,742	7,812	7,812
Total	**173,445**	**172,450**	**157,648**	**155,926**

9 Trade receivables, net

	2004 HUF millions	2003 HUF millions
Trade receivables	233,040	174,135
Provision for doubtful receivables	(14,090)	(9,078)
Total	**218,950**	**165,057**

The increase in provision for doubtful receivables includes HUF 8,033 million for overdue receivables of the ZMB joint venture in respect of crude oil sales to Yukos (see Note 5).

10 Investments

	2004 HUF millions	2003 HUF millions
Investments held to maturity (zero-coupon treasury notes)	-	8,728
Investments available for sale	-	500
Total	**-**	**9,228**

11 Other current assets

	2004 HUF millions	2003 HUF millions
Prepaid and recoverable taxes and duties	32,705	24,366
Prepaid excise taxes	7,811	7,043
Miscellaneous prepaid expenses and accrued income	2,557	5,525
Blocked bank deposit (see Note 16)	2,251	2,562
Prepaid rent	1,513	1,172
Advances to suppliers	1,153	2,115
Advance payments for inventories	879	240
Loans receivable	429	341
Receivables from employees	349	420
Interest receivable	145	235
Net receivable from cross currency risk hedging derivatives (see Note 27 ii)	-	613
TVK options (see Note 27)	-	232
Net receivable from foreign exchange rate hedging derivatives (see Note 27 iv)	-	192
Other	4,177	2,853
Total	**53,969**	**47,909**

12 Cash and cash equivalents

	2004 HUF millions	2003 HUF millions
Cash at bank – SKK	24,961	22,672
Cash at bank – HUF	21,878	20,187
Cash at bank – EUR	14,798	4,386
Cash at bank – PLN	10,600	414
Cash at bank – CZK	5,001	322
Cash at bank – USD	4,244	3,997
Cash at bank – other currencies	5,473	4,387
Cash equivalents	-	5,543
Cash on hand – HUF	1,001	812
Cash on hand – other currencies	170	121
Total	**88,126**	**62,841**

13 Share capital

As of 31 December 2003, the issued share capital of MOL was HUF 108,227 million, consisting of 98,400,000 series "A", one series "B" and 9,817,578 series "C" shares.

As of 31 December 2004, the issued share capital is HUF 108,619 million, consisting of 108,618,197 series "A", one series "B" and 578 series "C" shares. Outstanding share capital as of 31 December 2004 and 2003 is HUF 94,634 million and HUF 93,128 million, respectively. Based on the authorisation granted in the Articles of Association the Board of Directors is entitled to increase the share capital until 11 October 2005 by not more than 25% of the share capital, i.e. HUF 24,600,000,250 through public issue of "A" series of shares or public issue or private placement of new "C" series of shares with a par value of HUF 1,001 and to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds convertible into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme. On the basis of the aforementioned authorisations until 31 December 2004 shares with a par value of HUF 9,827,395,578 and HUF 391,380,000 were issued.

Series "A" and "B" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December 2002	**98,400,001**	**(5,155,125)**	**-**	**93,244,876**	**98,400,001**
Employee and management benefit plans	-	27,370	-	27,370	-
Sales	-	4,356,249	-	4,356,249	-
Slovnaft acquisition (see Note 5)	-	984,000	(984,000)	-	-
Exchange of "A" and "C" shares (see Note 5)	-	1,180,548	(1,180,548)	-	-
Purchases	-	(4,500,600)	-	(4,500,600)	-
31 December 2003	**98,400,001**	**(3,107,558)**	**(2,164,548)**	**93,127,895**	**125,164,549**
Employee and management benefit plans	-	130,846	-	130,846	-
Sales	-	24,591	-	24,591	-
Exchange of "A" and "C" shares (see Note 5)	9,826,817	(1,180,179)	(8,646,638)	-	-
Repurchase from previous Slovnaft shareholders (see Note 5)	-	(1,180,548)	1,180,548	-	-
Sales to third parties by previous Slovnaft shareholders	-	-	983,998	983,998	-
Purchases	-	(24,591)	-	(24,591)	-
Redemption of convertible bonds to "A" series shares	391,380	-	-	391,380	-
31 December 2004	**108,618,198**	**(5,337,439)**	**(8,646,640)**	**94,634,119**	**125,164,549**

Series "C" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding
31 December 2002	-	-	-	-
New shares issued (see Note 5)	9,817,578	-	(9,817,578)	-
Sales	-	-	-	
Exchange of "A" and "C" shares (see Note 5)		(1,179,369)	1,179,369	
Purchases	-	-	-	-
31 December 2003	**9,817,578**	**(1,179,369)**	**(8,638,209)**	**-**
New shares issued (see Note 5)		-		
Sales	-	-	-	-
Exchange of "A" and "C" shares (see Note 5)	(9,817,000)	1,179,000	8,638,000	
Purchases	-	-	-	
31 December 2004	**578**	**(369)**	**(209)**	**-**

14 Reserves

Dividends

The dividend approved by the shareholders at the Annual General Meeting in April 2004 in respect of 2003 was HUF 5,952 million, equivalent to HUF 55 per issued share.

The total amount of reserves legally available for distribution based on the statutory company only financial statements of MOL Rt. is HUF 503,842 million and HUF 377,217 million as of 31 December 2004 and 2003, respectively.

15 Long-term debt

	Weighted average interest rate 2004	Weighted average interest rate 2003	2004 HUF millions	2003 HUF millions
Unsecured bank loans in EUR	2.45%	2.80%	186,457	172,144
Unsecured bank loans in USD	2.82%	3.12%	77,116	143,174
Unsecured bonds in HUF	8.66%	9.32%	15,041	14,771
Unsecured bank loans in HUF	12.01%	8.69%	69	11,765
Convertible bonds in HUF (see Note 33)	8.66%	11.40%	8,191	9,200
Secured bank loans in USD	-	3.65%	-	1,041
Secured bank loans in EUR	2.95%	-	2,471	-
Financial lease payable			352	551
Other			3,183	1,195
Total			**292,880**	**353,841**
Current portion of long-term debt			92,987	64,771
Total			**199,893**	**289,070**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

	2004 HUF millions	2003 HUF millions
Maturity two to five years	130,836	212,580
Maturity over five years	69,057	76,490
Total	**199,893**	**289,070**

Present values of financial lease liabilities as of 31 December 2004 and 2003 respectively are as follows:

	2004 HUF millions	2003 HUF millions
Maturity not later than 1 year	108	182
Maturity two to five years	244	369
Total	**352**	**551**

Finance lease liabilities – minimum lease payments:	2004 HUF millions	2003 HUF millions
Within 1 year	121	174
Between 2 and 5 years	252	381
Later than 5 years	-	-
Total	**373**	**555**

16 Provisions for liabilities and charges

	Environmental	Redundancy	Severance payment redemption	Long term employee retirement benefits	Field operation suspension	Legal claims	Other	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Balance as of 1 January 2003	**26,130**	**15,249**	**-**	**-**	**21,274**	**882**	**1,070**	**64,605**
Acquisition of new subsidiaries	2,743	2,955	-	586	-	-	148	6,432
Provision made during the year and revision of previous estimates	4,678	1,998	-	1,579	3,553	5,248	4,689	21,745
Unwinding of the discount	2,207	779	-	132	1,968	-	-	5,086
Currency differences	174	226	-	-	-	128	(2)	526
Provision used during the year	(5,645)	(7,949)	-	-	(361)	(252)	(2,234)	(16,441)
Balance as of 31 December 2003	**30,287**	**13,258**	**-**	**2,297**	**26,434**	**6,006**	**3,671**	**81,953**
Acquisitions of new subsidiaries	-	-	-	109	-	-	32	141
Provision made during the year and revision of previous estimates	5,183	1,169	24,966	442	(1,679)	(580)	398	29,899
Unwinding of the discount	1,989	624	-	178	2,197	-	-	4,988
Currency differences	(6)	15	-	(5)	-	(60)	-	(56)
Provision used during the year	(6,293)	(6,169)	-	(15)	(175)	(1,921)	(2,667)	(17,240)
Balance as of 31 December 2004	**31,160**	**8,897**	**24,966**	**3,006**	**26,777**	**3,445**	**1,434**	**99,685**
Current portion 2003	8,965	8,511	-	-	270	5,376	3,050	26,172
Non-current portion 2003	21,322	4,747	-	2,297	26,164	630	621	55,781
Current portion 2004	8,379	8,880	24,966	-	434	2,732	647	46,038
Non-current portion 2004	22,781	17	-	3,006	26,343	713	787	53,647

Environmental Provision

As of 31 December 2004 provision of HUF 31,160 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar, in Hungary and Slovakia. The provision is made on the basis of assessments prepared by MOL's internal environmental audit team. Approximately 75% of the cost of rehabilitation of the environment is expected to be incurred between 2005 and 2009 and the remaining 25% between 2010 and 2017. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy and Severance Payment Redemption

As part of the efficiency improvement project, in the last quarter of 2002 both MOL Rt. and Slovnaft a.s. decided to reduce workforce by approximately a total of 4,360 employees until 2005. As the management is committed to these changes and the restructuring plan was communicated in detail to parties involved, at the end of 2002 the Group recognised a provision for the net present value of future redundancy payments and related tax and contribution. The project is in progression and is expected to be finished as planned by the end of 2005.

The collective labour agreements of MOL Group companies include higher severance payment than required by law. In order to bring the collective agreements into line with current labour market conditions, in December, 2004 MOL Group has initiated a process to reduce future severance payments to the level required by labour law, while redeeming its extra severance payment obligation to the current employees at a discounted level. The acceptance of redemption by the employees exceeds 80% in the Group. Consequently, based on these acceptances, a provision of HUF 24,966 million has been recorded in the accompanying consolidated financial statements as of 31 December 2004 .

The closing balance of provision for redundancy and severance payment redemption is HUF 33,863 million and HUF 13,258 million as of 31 December 2004 and 2003, respectively.

Provision for Field Operation Suspension Liabilities

As of 31 December 2004 provision of HUF 26,777 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 11% of these costs are expected to be incurred between 2005 and 2009 and the remaining 89% between 2010 and 2036. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates.

Provision for Long-term Employee Retirement Benefits

As of 31 December 2004 the Group has recognised a provision of HUF 3,006 million to cover its estimated obligation regarding future retirement benefits payable to current employees expected to retire from group entities. MOL, Slovnaft and TVK operate benefit schemes that provide lump sum benefit to all employees at the time of their retirement. MOL employees are entitled to 3 times their final monthly salary regardless of the period of service, while TVK and Slovnaft provide a maximum of 2 and 11 months of final salary respectively, depending on the length of service period. None of these plans have separately administered funds. The value of provision has been determined using the projected unit credit method, based on financial and actuarial variables and assumptions that reflect relevant official statistical data and are in line with those incorporated in the business plan of the Group.

	HUF millions
Balance as of 31 December 2002	-
Opening balance of Slovnaft carried forward	586
Past service cost	1,408
Current service cost	214
Unwinding of the discount	132
Provision used during the year	-
Actuarial gains and (losses)	(43)
Balance as of 31 December 2003	**2,297**
Acquisitions	109
Past service cost	402
Current service cost	300
Unwinding of the discount	178
Provision used during the year	(15)
Revision	(205)
Actuarial gains and (losses)	(55)
Foreign exchange rate gain or (loss)	(5)
Balance as of 31 December 2004	**3,006**
Past service cost not yet recognised	1,687
Present value of total defined benefit obligation at 31 December 2004	4,693

Legal and Other Provisions

Following the decision of the Slovnaft Board of Directors, Slovnaft cancelled the contract with Apollo Oil, a subsidiary of Slovnaft, being the sole supplier of crude oil. In May 2003 Apollo Interoil, minority shareholder of Apollo Oil, filed an Attachment Request against Apollo Oil at a Geneva court claiming breach of the Crude Master Supply agreement and penalties in the amount of USD 11.6 million (HUF 2,251 million), referring to that Apollo Oil did not take over the quantity of the crude oil according to the agreement. Apollo Oil on the basis of long term crude oil supply agreements sold the crude oil bought from Apollo Interoil to Slovnaft. As a consequence this amount was blocked in the Swiss bank account of Apollo Oil and is classified in other current assets (see Note 11). Considering that the amount blocked in the account of Apollo Oil was the consideration for the crude oil supplies for Slovnaft, until the release of the freezing Apollo Oil can not perform toward Slovnaft according to the contract, Slovnaft has terminated the supply agreement with Apollo Oil. In line with its strategy the Group in the meantime arranged crude oil supplies directly from Russian suppliers' trading companies. The court proceedings are ongoing and based on recent legal opinion and on the grounds of prudence the Group recognised a provision of HUF 2,251 million in the accompanying consolidated financial statements as of 31 December 2003.

Other items include provision for the abandonment costs of fuel stations to be closed, for other legal disputes and for future payment obligations.

17 Other non-current liabilities

	2004 HUF millions	2003 HUF millions
Transferred "A" shares with put and call options attached (see Note 5)	47,577	11,109
Transferred "C" shares with put and call options attached (see Note 5)	-	55,717
Government grants received by Slovnaft	5,121	4,980
Long term incentives payable	149	-
Other	334	125
Total	**53,181**	**71,931**

18 Trade and other payables

	2004 HUF millions	2003 HUF millions
Trade payables	191,391	175,553
Taxes, contributions payable	87,445	50,833
Amounts due to employees	7,590	5,277
Custom fees payable	6,249	7,155
Contributions received	6,288	5,865
Accrued expenses	4,751	2,832
Net liabilities from foreign exchange risk instruments (see Note 27 iv)	2,812	113
Bank interest payable	2,808	2,339
Advances from customers	2,050	810
Fee payable for strategic inventory storage (KKKSZ)	1,741	1,483
Liabilities from cross currency swap transaction (see Note 27 ii)	177	74
Liability from interest rate swap transaction (see Note 27 ii)	76	86
Deferred gas revenues	-	1,482
Natural gas storage cost	-	1,379
Liabilities from TVK options (see Note 27)	-	273
Other	5,540	4,866
Total	**318,918**	**260,420**

19 Short-term debt

	2004 HUF millions	2003 HUF millions
Zero coupon notes in HUF	-	32,614
Unsecured bank loans in USD	51,393	8,893
Unsecured bank loans in EUR	2,504	17,321
Unsecured bank loans in HUF	-	7,296
Unsecured bank loans in CZK	-	4,522
Unsecured bank loans in other currencies	360	107
Secured bank loans in EUR	93	-
Other	34	3
Total	**54,384**	**70,756**

20 Net sales by geographical area

	2004 HUF millions	2003 HUF millions
Hungary	1,067,875	907,804
Austria	182,745	123,098
Slovakia	156,564	116,396
Czech Republic	135,137	86,144
Poland	83,843	51,421
Croatia	36,106	12,626
Romania	28,509	17,548
Rest of Central-Eastern Europe	39,092	21,411
Rest of Europe	213,098	154,873
Rest of the World	12,861	12,717
Total	**1,955,830**	**1,504,038**

21 Other operating income

	2004 HUF millions	2003 HUF millions
Exchange gains of trade receivables and payables	5,087	1,087
Reversal of write-off of inventories	1,857	929
Amortisation of negative goodwill	1,438	313
Penalties received	1,329	1,307
Proceeds from damages	1,312	199
Gain on sales of intangibles, property, plant and equipment	908	1,119
Reversal of impairment	369	372
Grants and subsidies received	224	1,046
Discounts received	175	443
Assets received free of charge	48	344
Transferred receivables	14	457
Net gain on sales of subsidiaries	-	9,877
Other	3,365	2,508
Total	**16,126**	**20,001**

22 Personnel expenses

	2004 HUF millions	2003 HUF millions
Wages and salaries	64,053	55,301
Social security	23,544	18,890
Other personnel expenses	34,807	9,526
Total	**122,404**	**83,717**

Other personnel expenses include provision recognised for severance payment redemption of HUF 24,966 million (see Note 16).

23 Other operating expenses

	2004 HUF millions	2003 HUF millions
Mining royalties	67,578	29,261
Contribution paid for gas price compensation purposes	22,200	-
Taxes and contributions	22,008	15,723
Fee for storage of strategic inventory (KKKSZ)	13,096	13,294
Rental costs	11,605	10,597
Provision for doubtful receivables	10,118	212
Other external services	7,760	6,388
Consultancy fees	6,215	4,358
Environmental provision made during the year	5,183	4,678
Outsourced bookkeeping services	4,758	4,624
Advertising expenses	4,063	3,459
Insurance	3,981	3,816
Cleaning costs	2,976	2,515
Site security costs	2,965	2,738
Bank charges	1,966	1,431
Environmental levy	1,394	1,898
Environmental protection expenses, net	666	851
Damages	508	710
Provision made for legal claims and other purposes and revision of previous estimates	(182)	9,937
Other	2,890	1,922
Total	**191,748**	**118,412**

Increase in mining royalties reflect the supplementary royalty paid on domestically produced gas and the increase of production in Russia.
Contribution for gas price compensation purposes has been paid to the Target Allocation for Energy Management based on the Gas Law, amended in December 2004, being the excess profit resulting from import gas prices lower than anticipated by the regulator.
Provision for doubtful receivables includes HUF 8,033 million for overdue receivables of the ZMB joint venture in respect of crude oil sales to Yukos (see Note 5).

24 Financial (income) / expense

	2004 HUF millions	2003 HUF millions
Foreign exchange gain on borrowings	28,819	2,746
Interest received	4,147	3,055
Net gain on sales of investments	1,536	302
Dividends received	260	274
Other financial income	1,723	3,538
Total financial income	**36,485**	**9,915**
Interest on borrowings	16,784	16,795
Interest on provisions	4,988	5,085
Write-off of investments	403	734
Other financial expenses	9,155	3,376
Total financial expenses	**31,330**	**25,990**
Total financial (income) / expense, net	**(5,155)**	**16,075**

25 Income taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 2004 and 2003 include the following components:

	2004 HUF millions	2003 HUF millions
Current income taxes	32,252	5,547
Tax refund to TVK related to prior years	-	(901)
Deferred income taxes	15,565	(37,122)
Total income tax expense/(benefit)	**47,817**	**(32,476)**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 16% in 2004 and 18% in 2003, in Slovakia was 19% in 2004 and 25% in 2003.

The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group.

MOL Rt. was entitled to a 100% corporate income tax holiday for its taxable profit of the year 2003 as a result of having made certain investments in manufacturing assets. The 100% tax holiday is expected to be available in year 2005 also. TVK Rt. is expected to be entitled to tax holiday in 2005 and 2006.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source.

The deferred tax balances as of 31 December 2004 and 2003 in the accompanying consolidated balance sheets consist of the following items:

	Balance sheet		Recognised in statement of operations		Recognised directly in equity	
	2004	2003	2004	2003	2004	2003
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Breakdown of net deferred tax assets						
Unrealised gains on inter-group transfer	35,674	38,488	2,814	(36,714)	-	-
Provisions	3,665	5,233	1,568	(496)	-	-
Depreciation, depletion and amortisation	875	2,900	2,025	1,868	-	(32)
Statutory tax losses carried forward	25	9,981	9,956	2,020	-	-
Foreign exchange differences	84	(25)	(109)	386	-	-
Valuation of financial instruments	(218)	(203)	(500)	748	515	91
Capitalisation of certain borrowing costs	(529)	(884)	(355)	(274)	-	-
Embedded derivatives	(1,605)	(1,492)	-	-	113	961
Differences in accounting for domestic oil and gas exploration and development	(2,363)	(2,132)	231	(227)	-	-
Write off of purchased natural gas	0	572	572	715	-	-
Other	602	457	(145)	232	-	20
Net deferred tax assets	**36,210**	**52,895**				
Breakdown of net deferred tax liabilities						
Fair valuation of assets on acquisition	11,698	14,678	(2,310)	(4,632)	(670)	15,251
Depreciation, depletion and amortisation	4,355	2,355	2,058	(197)	(58)	65
Capitalisation of certain borrowing costs	44	24	20	(33)	-	-
Provisions	(1,877)	(1,467)	(407)	693	(3)	(92)
Elimination of inter-company transactions	(185)	-	(171)	-	(14)	-
Accrual of late allowances	-	(283)	283	(283)	-	-
Other	(1,040)	(1,094)	35	(928)	19	46
Net deferred tax liabilities	**12,995**	**14,213**				
Deferred tax expense / (income)			**15,565**	**(37,122)**		
Changes recognised in equity					**(98)**	**16,310**

The unrealised gains on inter-group transfers contain primarily the results of the gas unbundling. Due to the fact that this gain increased the tax base of the assets, but has been eliminated in the consolidation, the increase in the future depreciation gives rise to a deferred tax asset. Deferred tax asset on statutory losses carried forward as at 31 December, 2003 connected to statutory losses of MOL arose in 2001. A loss of HUF 62 billion has been carried forward and deducted from the positive tax base of the parent company in 2004. Consequently, the deferred tax asset has been reversed.

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2004	2003
	HUF millions	HUF millions
Profit before tax per accompanying consolidated statement of operations	**262,731**	**72,401**
Tax at the applicable tax rate (16% for 2004, 18% for 2003)	42,037	13,032
Tax holiday available	-	(51,181)
Revaluation of deferred tax assets and liabilities	1,198	5,920
Impact of changes in Hungarian tax legislation	(188)	-
Adjustment to the period of realisation	814	79
Losses of subsidiaries not recognised as an asset	3,571	369
Non-taxable income	(1,276)	(905)
Differences not expected to reverse	(45)	1,306
Tax refund from subsequent tax reviews	-	(901)
Effect of different tax rates	2,057	(50)
Other	(351)	(145)
Total income tax expense / (benefit)	**47,817**	**(32,476)**

26 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period, including those presented as other non-current liability due to the related option agreements. Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible instruments).

	Income HUF millions	Weighted average number of shares	Earnings per share (HUF)
Basic Earnings Per Share 2003	99,981	101,267,877	987
Diluted Earnings Per Share 2003	100,226	101,640,053	986
Basic Earnings Per Share 2004	209,325	103,138,968	2,030
Diluted Earnings Per Share 2004	210,243	104,849,277	2,005

	2004 HUF millions	2003 HUF millions
Net profit attributable to ordinary shareholders for basic earnings per share	209,325	99,981
Interest on convertible bonds	918	245
Net profit attributable to ordinary shareholders for diluted earnings per share	**210,243**	**100,226**

	2004	2003
Weighted average number of ordinary shares for basic earnings per share	103,138,968	101,267,877
Effect of dilution – convertible bonds	1,710,309	372,176
Adjusted weighted average number of ordinary shares for diluted earnings per share	**104,849,277**	**101,640,053**

27 Financial instruments

Fair value of financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, other long-term liabilities, trade and other payables. Derivatives are presented as other non-current assets, other current assets and trade and other payables. The estimated fair values of these instruments approximate their carrying amounts.

As discussed in Note 5, as of 31 December 2003 the Company held a call option, expired in March 2004, for the purchase of shares in TVK Rt. representing in total 8.02% of that company's share capital. The Company has issued put option in respect of the same number of shares to the same party, which was exercisable subsequent to the call option period. The option fee was amortised to the consolidated statement of operations over the term of the option. This option was not quoted instrument. The underlying shares in TVK were not traded actively in a sufficiently large quantity for the basis of fair valuation. Therefore, the fair value of this item could not be measured reliably. The Company treated this option as forward purchase of TVK shares and this financial instrument was valued at amortised cost. The corresponding asset was HUF 232 million (see Note 11), and the related obligation is HUF 273 million (see Note 18) as at 31 December 2003. The respective amounts as at 31 December 2004 are nil due to the fact that MOL's call option was exercised.

Financial risk management

(i) Credit risk

The Company provides a variety of customers with products and services, none of whom, based on volume and creditworthiness, present significant credit risk, individually or aggregated. Company procedures are operative to ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest rate risk

The Company policy is to ensure that not more than 50% of its exposure to changes in interest rates is on a fixed rate basis. As of 31 December 2004 19% of the Company's long-term debt was at fixed rates, taking into account the effect of interest rate swap agreements. The Company uses interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest -bearing borrowings. The interest payment period of these hedging instruments is normally three months in accordance with that of the underlying debt.
As of 31 December 2004 the Company has four interest rate swap agreements in effect, with a notional amount of USD 200 million, expiring in 2008. The fair value of these swap agreements was a net liability of HUF 76 million (see Note 18). As of 31 December 2003 the Company had one interest rate swap agreement in effect, with a notional amount of USD 16 million, expired in 2004. The fair value of this swap agreement was a net liability of HUF 86 million.

The interest rate swap transaction in effect as of 31 December 2003 was originally designated as cash flow hedge under IAS 39, however, due to the prepayment of the underlying loan before year-end, the cumulative change of HUF 395 million in the fair value of the instrument was reclassified from equity to the statement of operations in 2003.
Slovnaft, being consolidated since 1 April 2003, had certain loans the interest rate of which was linked to the market price of crude oil if the market price fell below a certain level. In accordance with IAS 39, this derivative element embedded in the loan agreement had been separated out of the host contract and was recorded at fair value of HUF 17 million as short-term debt with changes in fair value being recorded in the statement of operations for the year 2003. During 2004 these loans were repaid, so there were no such instruments at the end of 2004.

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to cover the liquidity risk in accordance with its financing strategy. The amount of undrawn credit facilities as of 31 December 2004 consists of the following:

	HUF millions
Long-term loan facilities available (general corporate purpose loan facilities)	57,152
Short-term facilities available	59,345
Total loan facilities available	**116,497**

During 2004, the Company centralised the Group level funding activity by refinancing medium and long term bank loan facilities of Slovnaft (USD 165 million) and TVK (EUR 280 million) with parent company loans by utilising undrawn MOL credit facilities. The EUR 400 million bridge loan facility has been extended to mid-July 2005 to have it matured after the expected date of the financial close of the gas asset disposal (see Note 32).

(iv) Foreign exchange risk

The Company may enter into various types of foreign exchange contracts and options in managing its foreign exchange risk resulting from cash flows from business activities and financing arrangements denominated in foreign currencies or certain transactional exposures.
The Company has a net long USD and long EUR operating cash flow position. The new gas legislation put into effect in 2004 has transformed the former short USD position of the Company by pledging a quasi pass-through mechanism of the inherent foreign exchange risk of imported gas. The Company's oil business constitutes a long USD cash flow exposure, while its petrochemical business adds a long EUR cash flow position.

The Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group, constituting a natural hedge. The Company uses cross currency swaps to adjust the currency mix of the debt portfolio. The interest payment period of these hedging instruments is normally three months in accordance with that of the underlying debt. As of 31 December 2004 the Company had four cross currency swap agreements in effect (one as of 31 December 2003) with notional amounts totaling EUR 60 million, one of them expiring in 2006 and three expiring in 2005. The related liability was HUF 177 million (see Note 18) as at 31 December 2004. The comparative balances of receivables and liabilities were HUF 613 million and HUF 74 million, respectively.

The Company has two long-term international gas transit agreements under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39, as the Company considers USD price setting to be closely related to the host contract. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 10,029 million as of 31 December 2004 (see Note 7). The corresponding figure as of 31 December 2003 was HUF 9,324 million net receivable. The increase in the fair value of this instrument has been credited to equity.

Additionally in 2003, TVK hedged some of the foreign exchange exposure arising on its EUR denominated sales by selling the proceeds in advance using EUR/HUF forwards. Such instruments were accounted for as stand-alone derivatives and their fair value was a net liability of HUF 7 million as of 31 December 2003. There were no such instruments at the end of 2004.
The Company classifies its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.
The Company had several non-deliverable foreign currency forward contracts the fair value of which was a liability of HUF 2,812 million (see Note 18) as of 31 December 2004. The comparative balances of receivables and liabilities were HUF 192 million and HUF 106 million as of 31 December 2003.

(v) Commodity price risk management

MOL Group as an integrated oil and gas company is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks are long crude oil position to the extent of its foreign production, long refinery margin position to the extent of the refined product volume in both Slovnaft and MOL, long petrochemical margin position due to Slovnaft and TVK. The new gas legislation put into effect in 2004 terminated the Company's former short fuel oil and gas-oil position to the extent of the import gas volume (explained by the formula by which natural gas imports are priced) by pledging a quasi pass-through mechanism of the inherent commodity risk. In 2004 MOL entered into small quantities of forward non-deliverable refined product contracts aiming at temporary inventory hedging. As of 31 December 2004 there were no open hedging positions in respect of hedging commodity risks.

28 Commitments and contingent liabilities

Guarantees
The total value of guarantees undertaken to parties outside the Group is HUF 711 million.

Capital and Contractual Commitments
The total value of capital commitments as of 31 December 2004 is HUF 32,383 million, of which HUF 7,474 million relates to capital and contractual commitments of Slovnaft, HUF 5,583 relates to capital and contractual commitments of TVK and HUF 6,445 million relates to the EU-2005 gasoline/gasoil quality improvement project at the Danube Refinery, which will arise in 2005. Other capital commitments relate to obligations to purchase tangible and intangible assets.

Gas Purchase Obligations, Take or Pay and Ship or Pay Contracts
The Group has concluded gas purchase contracts with gas suppliers Panrusgáz Rt., Ruhrgas, Bothli, Gas de France and other smaller companies to ensure the maximum safety of its long-term gas supply to customers. As of 31 December 2004, 134.3 billion cubic meters of natural gas (from which 114.2 bcm under take-or-pay commitment) at an approximate value of HUF 4,612 billion (of which HUF 3,923 billion is under take-or-pay commitment) will be purchased during the period ending 2015 based on these contracts. From these, HUF 181 billion relates to O&G and Eurobridge Kft., being the gas purchase obligation until the expiration of the contract (see Note 29).

The Group has an effective ship-or-pay natural gas transmission agreement with ÖMV AG under which it can utilise the HAG pipeline until 2016. As of 31 December 2004, MOL's respective obligation is HUF 33.2 billion for the remaining 12-year period.

In accordance with EU directives the domestic gas market has become liberalised. According to the new Gas Law enacted in January 2004 and the related regulations, all non-residential consumers are eligible to buy gas from their selected suppliers at market rates. Gas prices for residential consumers, and other consumers who decided to remain in public supply, however, are expected to be regulated until at least July of 2007. The new regulation, which came into force 1 January 2004 passes the cost of gas purchases – acknowledging cost of domestically produced gas at import price levels – onto the customers by also providing a volume graded subsidy for residential customers. This subsidy is financed from the increased royalty payments made by MOL in relation to gas produced from domestic gas fields put into operation before 1998, and also financed from the excess revenue above the regulated return earned by the public wholesaler, which based on the regulation has been paid by MOL into the compensation fund of financing subsidies for non-residential consumers in December 2004 (see Note 23).

Despite the possibility of entering into the competitive market, for reasons of security of gas supply, a significant portion of consumers will prefer public supply as long as the regulated prices are not substantially different from the competitive market prices. During the year of 2004 only a small proportion of entitled consumers purchased gas from the competitive market. The law regulates the procedure of changing between the two market segments by imposing deadlines.
As a result of competition from traders with potentially cheaper import sources, if any, it is possible that some of MOL's existing long-term gas purchase agreements may become onerous because of the contracted take-or-pay type obligations. (An onerous contract is where the unavoidable cost of meeting the obligations under the contract exceeds the expected economic benefits from it over the remaining contract period.) The Gas Law offers several solutions to address the take-or-pay obligations, reducing the potential risk from these. In the worst case the Hungarian Energy Office may compensate losses from a fund, created pursuant to the Gas Law, or may restrict the import of natural gas, if it can be proved that such import creates significant economic and financial difficulty for the buyer or seller of any long-term gas supply contract.

Gas Selling Contracts

Supply contracts worth approximately HUF 4,227 billion (97 billion cubic meters on 15°C) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Operating leases

The operating lease liabilities are as follows:

	2004 HUF millions	2003 HUF millions
Due not later than 1 year	1,548	2,548
Due two to five years	1,667	1,351
Due over five years	-	-
Total	**3,215**	**3,899**

Of the outstanding operating lease liabilities as of 31 December 2004 HUF 2,137 million were contracted by Slovnaft.

Authority procedures, litigation

In 2000, the Hungarian Automotive Association brought an action against us with the Competition Office alleging that MOL breached applicable competition laws by charging excessively high prices for petrol and diesel. In January 2001, the Competition Office terminated this proceeding finding that MOL's pricing method did not constitute an abuse of market position. However, the Hungarian Automotive Association requested a judicial review of the proceedings. During the judicial review, the court found that the Competition Office's resolution was unfounded and therefore unlawful in respect of the competition law implications of MOL's wholesale pricing and ordered the Competition Office to hold new hearings in this regard. The Competition Office appealed against the court's ruling at the Supreme Court. The Supreme Court, has rejected the appeal and required to repeat its proceedings and re-examine MOL's wholesale pricing method, which the Competition Office has started with its resolution on 23 February 2004. The Competition Office found in the repeated procedure that MOL's pricing method – also according to the result of the cost examining method ordered by the court - did not constitute an abuse of market position during the period under review. Therefore the Competition Office terminated the repeated proceeding on 12 October 2004, due to lack of violating the law. The Hungarian Automotive Association sued the Competition Office for its resolution terminating the proceeding. The Metropolitan Court will start the new proceeding at first instance, the first hearing will be on 17 June 2005. MOL will exercise its intervention right in favour of the Competition Office.

The Russian arbitral court imposed 20 million USD fine upon Slovnaft as defendant for failing the consideration of the crude oil supplies in its resolution on April of 1996 in the course of the proceeding initiated by plaintiff "Mende-Rossi", Menendelejevsk tartar firm in front of the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Considering that the Russian arbitration proceeding violated the rights to impartial proceedings and right to represent of Slovnaft as contending party, as well as because the decision was not supported with adequate evidence the Supreme Court of Slovak Republic finally refused the enforcement of the decision of the Russian court of arbitration. The "Mende-Rossi" firm also asked the enforcement of the decision of the court of arbitration in Austria in 1997 at the same time with the attempt of the Slovak enforcement. Slovnaft filed an appeal against it. The Austrian proceeding is still going on, but regarding the decision of the Supreme Court of Slovak Republic on 11 March 2004 which finds the decision of the court of arbitration illegal, as follows not enforceable, Slovnaft does not consider likely a failure of the lawsuit in front of the Austrian court.

In November 2004 the Slovak Ministry of Finance initiated a price audit procedure at Slovnaft on its fuel prices for the period between 2002 and 2004. The price audit procedure was closed in December with a Protocol stating that in the opinion of the audit team Slovnaft's prices included SKK 1.35 billion (approximately HUF 8.6 billion) unjustified expenses and disproportionate profits. Based on the findings of the price audit the Ministry of Finance started an administrative procedure against Slovnaft the result of which was that the Ministry of Finance imposed a fine on Slovnaft in its decision of first instance. As Slovnaft disagrees with the findings of the audit team, it challenged the negative decision by the Ministry of Finance. By reason of Slovnaft's appeal the procedure of the second instance of the Ministry of Finance is in progress, Slovnaft is entitled to file a lawsuit against the administrative decision of the second instance. In Slovnaft's opinion, beside the procedural irregularities and deficiencies, especially because of the lack of the ministerial instruction on legal expenses and measures of the profit, as well as the ministry's arbitrary and economically unfounded calculations concerning the measures of "proportionate profit" a favourable result of the lawsuit is expected.

In January 2005, a tax investigation was commenced regarding the pricing policy of the ZMB joint venture for 2003 and 2004 by the Russian Federal Office. The outcome of the investigation at this stage in unpredictable but the maximal exposure for this presently unasserted claim may be significant. However, management believes that the Company complied with all relevant legislation in effect during the period and intends to vigorously defend its position in the event a claim is asserted by the tax authorities.

During 2004 the ZMB joint venture exceeded the level of oil production prescribed in its preliminary long-term and annual reservoir engineering plans. Divergence from reservoir engineering plans qualifies as incompliance with the terms of licence. Based on current Russian legislation such a failure to comply with the terms of the licence could result in fines, penalties or in more severe cases licence limitations, suspension or revocation. Based on the practice of the relevant authorities only explicit failure to meet the exploration, field development and construction undertakings of the work programme through several years is deemed as severe incompliance. There has been no example of licence suspension or revocation in case of exceeding production level. The approval of final reservoir engineering plan, to replace the preliminary plan is in progress since December 2004 at the Ministry of Mineral Resources. The approval process contains multiple phases and has been set to be finished by May, 2005. Approval of the new reservoir engineering plan is retrospective to the production level of preceding years. The local department of the Russian Ministry of Internal Affairs has initiated an investigation on the personal responsibility for the over-production of the general director of the joint venture who has been arrested for the investigation period. Management of the Group believes that the investigation against the general director will be resolved without any negative impact on the future of the operation of ZMB.

MOL Group entities are party to a number of civil actions arising in the ordinary course of business. Currently, there exists no litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.

The value of litigation where members of the MOL Group act as defendant is HUF 11,187 million for which HUF 3,445 million provision has been made.

The MOL Group has also filed suits, totaling HUF 9,914 million.

Environmental liabilities

MOL's operations are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. MOL is currently responsible for significant remediation of past environmental damage relating to its operations. Accordingly, MOL has established a provision of 31,160 million HUF for the estimated cost as at 31 December 2004 for probable and quantifiable costs of rectifying past environmental damage. (See Note 16). Although the management believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates.

In addition, some of the Group's premises may be affected by contamination where the cost of rectification is currently not quantifiable. At the Tiszaújváros site the Group has identified potentially significant underground water and surface soil contamination. In accordance with the resolutions of the regional environmental authorities, TVK is required to complete its investigation and submit the results to the authorities. Based on these results the authorities are expected to specify a future environmental rehabilitation plan and to bring a resolution requiring TVK to perform this plan in order to clean the underground water contamination. The environmental authorities have also confirmed their previous resolution requiring TVK to clean the surface soil contamination, which project already started in February 2004. The cost of these remedial works was partially quantified, resulting in a HUF 1,300 million increase in provisions (see Note 16). Certain works require further investigation, the amount of which cannot be estimated currently, but it may be significant.

29 Events after the balance sheet date

MOL, as the operator of a consortium of companies engaged in hydrocarbon exploration in Pakistan made a new discovery of oil and gas in the Tal Block, on 10 January, 2005 located in the North Western Frontier Province of Pakistan. Testing of the remaining prospective zones is in progress. After that the consortium will be conducting further extended tests to evaluate the size and economic potential of the reserves. In line with the Successful Efforts accounting method (see Note 2), related drilling costs were capitalised as exploration costs in the accompanying balance sheet.

Due to the ongoing administrative and court procedures against Yukos in Russia on 18 January 2005 Petroval (the supplier of crude oil produced by Yukos) informed MOL in writing that it cannot procure crude oil in the required quantity, because Yukos is unable to supply it owing to government restrictions and prohibition of export. Upon the request of Petroval MOL has acknowledged the receipt of the notice on the force majeure event due to which, starting from 1 January 2005 Petroval and Yukos respectively are not able to perform their contractual supply obligations. Pursuant to the contract between MOL Group and Petroval should any force majeure circumstances continue longer than 3 months either party is entitled to terminate the contract without any further liability on either side.

On 19 January 2005 MOL concluded a five-year agreement with Lukoil International Trading and Supply Company to supply 5 million tones of crude oil per year to Hungary and Slovakia. Lukoil is the dominant vertically integrated oil company in Russia. Its activities include oil and gas exploration, production of approximately 90 million tons of crude oil per annum, refining and marketing.

On 27 January 2005 MOL has abrogated the gas purchase contracts concluded with O&G Minerals and Eurobridge Kft. due to breach of contracts.

30 Notes to the consolidated statement of cash-flows

a) Analysis of net cash outflow on acquisition of subsidiaries and joint ventures

	2004 HUF millions	2003 HUF millions
Cash consideration	(73,922)	(46,687)
Cash at bank or on hand acquired	1,714	12,359
Net cash outflow on acquisition of subsidiaries and joint ventures	**(72,208)**	**(34,328)**

b) Analysis of net cash inflow on sales of subsidiary undertakings

	2004 HUF millions	2003 HUF millions
Cash at bank or on hand disposed of	-	(2,541)
Cash consideration	-	24,114
Net cash inflow on sales of subsidiary undertakings	**-**	**21,573**

Analysis of net cash inflow on sales of subsidiary undertakings

	2004 HUF millions	2003 HUF millions
Intangible assets	-	(138)
Property, plant and equipment	-	(16,604)
Investments	-	(257)
Inventories	-	(1,730)
Trade receivables	-	(4,545)
Other current assets	-	(1,840)
Cash	-	(2,541)
Assets	**-**	**(27,655)**
Provisions	-	350
Minority interest	-	1,584
Long-term debt	-	1,404
Trade payables	-	4,934
Other liabilities	-	5,146
Liabilities	**-**	**13,418**
Net assets sold	-	(14,237)
Net gain on sales (see Note 21)	-	9,877
Cash consideration	**-**	**24,114**

c) Issuance of long-term debt

	2004 HUF millions	2003 HUF millions
Increase in long-term debts	179,267	392,513
Non cash-flow element: unrealised exchange gains	16,209	4,574
Total issuance of long-term debt	**195,476**	**397,087**

31 Segmental information

2004	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Inter-segment transfers HUF millions	Total HUF millions
Net external sales revenue	40,328	1,183,106	530,344	197,539	4,513	-	1,955,830
Depreciation, depletion, amortisation and impairment	22,581	56,173	6,594	12,292	10,919	-	108,559
Profit/(loss) from operations	54,217	159,052	64,873	18,911	(51,499)	4,037	249,591
Property, plant, equipment and intangibles acquired	22,820	71,729	13,982	57,834	9,676	-	176,041

2004 Assets and liabilities	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Total HUF millions
Property, plant and equipment, net	92,917	465,134	112,095	193,538	61,385	925,069
Trade receivables net	5,134	114,498	63,214	32,719	3,385	218,950
Not allocated assets						490,861
Total assets						**1,634,880**
Trade payables	5,345	110,976	41,248	11,484	22,338	191,391
Not allocated liabilities						640,652
Total liabilities						**832,043**

Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2004 were the following: Exploration and Production (HUF 208,521 million), Refining and Marketing (HUF 1,347,458 million), Natural Gas (HUF 541,279 million), Petrochemicals (HUF 246,309 million) and Corporate and other segment (HUF 93,006 million).

The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price until 31 December 2003 was limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this was below the prevailing market price as was the case in 2003. From January 2004, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

Useful life of the items of property, plant and equipment of Natural Gas segment has been reviewed during 2004 and adjusted consistent with the expected pattern of economic benefits.

The inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

2003	Exploration and Production HUF millions	Refining and Marketing HUF millions	Natural Gas HUF millions	Petro-chemicals HUF millions	Corporate and other HUF millions	Inter-segment transfers HUF millions	Total HUF millions
Net external sales revenue	10,287	890,639	430,162	169,006	3,944	-	1,504,038
Depreciation, depletion, amortisation and impairment	21,048	41,030	10,927	13,215	9,230	-	95,450
Profit/(loss) from operations	43,494	67,634	7,527	1,287	(35,365)	(1,506)	83,071
Property, plant, equipment and intangibles acquired	22,721	74,285	15,908	64,921	5,578	-	183,413

2003 Assets and liabilities	**Exploration and Production**	**Refining and Marketing**	**Natural Gas**	**Petro-chemicals**	**Corporate and other**	**Total**
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Property, plant and equipment, net	101,237	398,805	105,050	176,716	74,143	855,951
Trade receivables net	3,122	84,869	49,883	26,338	845	165,057
Not allocated assets						511,727
Total assets						**1,532,735**
Trade payables	8,527	107,727	31,999	17,883	9,417	175,553
Not allocated liabilities						677,561
Total liabilities						**853,114**

Net external sales revenues include only sales to third parties outside the Group. The total sales of the segments in 2003 were the following: Exploration and Production (HUF 151,457 million), Refining and Marketing (HUF 1,008,382 million), Natural Gas (HUF 439,104 million), Petrochemicals (HUF 197,068 million) and Corporate and other segment (HUF 25,060 million).

The divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. MOL Chem Kft. (oil products wholesale trader), which was sold in 2003, was included under Refining and Marketing. MOL-Gáz Kft. (natural gas supplier), Zsámbékgáz Rt., Turulgáz Rt. and Kiskungáz Rt. (gas utility managers), which were sold in 2003, were included under Natural Gas.

32 Discontinuing operations

On 4 November 2004 binding agreements have been signed by MOL and E.ON Ruhrgas International (ERI) on the partial sale and associated option agreements relating to MOL's Hungarian midstream gas assets: MOL Földgázellátó Rt., (wholesale, marketing and trading, "WMT"); MOL Földgáztároló Rt., ("Storage"); MOL Földgázszállító Rt., ("Transmission")and Panrusgaz Magyar-Orosz Gázipari Rt. ("Panrusgaz"). The transaction values 100% of MOL's midstream gas business at an enterprise value of approximately Euro 2.2 billion. The transaction was facilitated by the new EU conform Hungarian gas regulation, approved in 2003.

MOL and ERI have signed binding agreements relating to the sale and purchase of 75% less one share in each of Storage and WMT in addition to detailed shareholder and corporate governance arrangements. ERI will also acquire 100% of the debt outstanding between MOL and Storage and WMT at closing.

The financial terms of the deal are subject to closing adjustments including levels of debt and working capital at the date of closing. The transaction implies an enterprise value for 100% of Storage, WMT and Panrusgaz of approximately EUR 900 million. The Panrusgaz sale is subject to the consent of the other Panrusgaz shareholders.

The transaction documents include a five-year put option agreement under which MOL can sell its remaining 25% plus one share stakes in Storage and WMT to ERI at a fair market value, subject to a floor value at the proportionate level of the transaction value.

MOL and WMT have also signed a binding long-term take-or-pay agreement for the sale and purchase of domestic natural gas produced by MOL's upstream division at an import-based price.

The sales of WMT and Storage is subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005.

As a consequence of the binding agreement WMT and Storage qualify for discontinuing operations.

The sales, expenses, results and net assets of WMT and Storage as of 31 December 2004 and 2003 and the years then ended were as follows:

	2004 HUF millions	2003 HUF millions
Net sales	414,421	354,595
Other operating income	1,288	639
Total operating revenues	**415,709**	**355,234**
Raw materials and consumables used	354,869	365,372
Personnel expenses	1,439	383
Depreciation, depletion, amortisation and impairment	1,772	4,044
Other operating expenses	30,564	1,512
Change in inventories of finished goods and work in progress	-	-
Work performed by the enterprise and capitalised	(6,347)	(1,416)
Total operating expenses	**382,297**	**369,895**
Profit from operations	**33,412**	**(14,661)**
Financial (income)/expense, net	(514)	13
Income from associates	-	-
Profit before tax	**33,926**	**(14,674)**
Income tax expense/(benefit)	4,978	(12,765)
Profit after tax	**28,948**	**(1,909)**
Minority interest	-	-
Net income	**28,948**	**(1,909)**

	2004 HUF millions	2003 HUF millions
Non-current assets	57,549	51,359
Current assets	144,217	109,245
	201,766	**160,604**
Current liabilities	45,803	32,364
Non-current liabilities	-	-
	45,803	**32,364**
Net assets	**155,963**	**128,240,**

The cash flows of WMT and Storage for the year ended 31 December 2004 were as follows:

	2004 HUF millions	2003 HUF millions
Operating cash flows	21,330	(39,812)
Investing cash flows	(8,978)	(5,007)
Total cash flows	**12,352**	**(44,819)**

MOL and ERI have also signed a binding put option agreement in respect of Transmission. Under the terms of this agreement, MOL may, at its sole discretion, sell shares representing up to 75% less one share in Transmission to ERI over a two year period following closing, in one or two separate transactions. If MOL sells 75% less one share, ERI will also acquire 100% of the debt outstanding between MOL and Transmission.

The financial terms of the put option are subject to adjustment based on the balance sheets at the time of closing as well as by agreed formulas reflecting potential changes to the regulatory environment. The terms imply an enterprise value of approximately Euro 1,250 million for 100% of Transmission.

33 Related party transactions

Transactions with associated companies in the normal course of business

	2004 HUF millions	2003 HUF millions
Trade receivables due from related parties	4,980	13,430
Trade payables due to related parties	29,295	26,166
Net sales regarding related parties	31,520	95,831

Company purchased and sold goods and services with related parties during the normal course of business in 2004 and 2003 respectively. All of these transactions were conducted under market prices and conditions.

Transactions with owners

The Slovak Slovnitegra a.s. and Slovbena a.s., owning a total of 8.0% of MOL's shares (as of 31 December 2004) have certain options in respect of those shares. As described in Note 5, due to the connecting option structure, these shares are compound financial instruments, the liability component of which is presented as non-current liability towards Slovintegra a.s. and Slovbena a.s. in the accompanying consolidated financial statements (see Note 17).

Emoluments of the members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 101 million and HUF 15 million in 2004 and 2003. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given below. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 54 million in 2004 and HUF 44 million in 2003.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2004 Number of shares	2003 Number of shares
Board of Directors	113,059	56,290
Supervisory Board	1,408	1,698
Senior Management (except executive Board members)	17,348	16,965
Total	**131,815**	**74,953**

Transactions with the Officers and Management of the Company

Mr Gábor Horváth, a member of the Board of Directors is the owner of a legal consultancy firm that provided legal services to MOL in 2004 amounting to HUF 13 million.

A close family member of Mr Kamarás, member of the Board of Directors, has direct control over Roff-Petrol Bt, an operator of two fuel stations.

Mr Dobák, a non-executive member of the Board of Directors is one of the partners of IFUA Horváth & Partners advisory firm that provided information maintenance services regarding planning and controlling software and prepared business case studies on integrated management and information systems to MOL Rt. in the value of HUF 110 million in 2004.

Mrs Bognár and Mr Major, members of the Supervisory Board are directors of Fokusz Kom Kht., a non-profit organisation founded by the trade unions, which received a loan from MOL Rt. amounting to HUF 330 million in 2004.

Mr Hatina, member of the Supervisory Board holds ownership in Slovbena a.s. and Slovintegra a.s. which companies have signed a sale and purchase agreement with MOL Rt in November 2002 regarding their 31.6% interest in Slovnaft and subscribed shares in the related closed capital increase of MOL (See Note 5 and 17). Additionally, Mr. Hatina is related to the owner of Slovakian company Real-HM, s.r.o. The total turnover with this company in 2004 amounted to HUF 2,860 million, carried out on usual commercial terms and market prices.

The brother of Mr Ferenc Horváth, managing director of Refining and Marketing is the CEO at Vértes Volán Rt., which company (in compliance with regulations on public procurement) regularly purchases fuel from the Group. The value of transactions (which are carried out on usual commercial terms and market prices) was HUF 1,500 million during 2004.

Long-Term Incentive Schemes for non-executive directors

The long-term incentive scheme for non-executive directors was approved by the shareholders at the General Annual Meeting held on 27 April 2001 and was in effect until 31 March 2003 (to be replaced by the convertible bond program as described below). According to the original scheme, shares were allocated based on the relative change in MOL's share price and the share prices of other companies listed on the Budapest Stock Exchange and used for calculating the BUX index. Under the scheme each member of Board of Directors received a fixed award of shares to the value of EUR 25,000 (EUR 41,500 for a non-executive chairman), furthermore in case of 100% fulfillment under the relative incentive scheme the non-executive Chairman and the members of the Board of Directors were entitled to shares equal in value of EUR 41,500 and other members to shares equal in value of EUR 25,000, respectively. According to the 64% performance for the vesting period starting on 1 April 2002 and ending on 31 March 2003 non-executive directors were entitled, subject to a waiting period of one year, to a total of 20,231 MOL shares in May 2004.

As of 1 April, 2003, after the annual general meeting the non-executive directors are remunerated with the below mentioned net amounts in addition to subscribing bonds:

- Non-executive directors 25,000 EUR/year
- Chairman of the Board 41,500 EUR/year

In case the position of the Chairman is not occupied by a non-executive director, it is the non-executive vice Chairman who is entitled to this payment.

Long-Term Incentive Schemes for senior management

The long-term incentive scheme for senior management was also in effect until 31 March 2003 and replaced by the convertible bond program (see below). The scheme was based on the same performance indicators as those of the Board of Directors but with a vesting period from 1 January to 31 December in each year. Based on performance, the award of shares becomes payable after a two year waiting period. Based on this long-term incentive scheme a total number of 29,556 MOL shares allocation was approved for senior management in 2004, which will be received in 2006. As short-term incentive HUF 174 million was approved – and paid in May 2004 - for senior management after evaluating the realisation of key performance indicators set for year 2003.

Convertible bond program

The extraordinary Annual General Meeting held on 1 September 2003 approved a long-term incentive scheme for members of the Board of Directors and selected senior managers of the Group utilising a convertible bond issue program.

Through a private placement on 9 October 2003 the directors and managers participating in the incentive scheme subscribed bonds convertible to ordinary series "A" shares, financed by bank loans. In the framework of the program a total number of 1,200 convertible bonds were issued having a nominal value of HUF 10 million and being convertible into 1,779 series "A" MOL shares each in equal installments within five years. The convertible bonds are treated as compound financial instruments in the accompanying consolidated financial statements (see Note 2).

The members of the Board of Directors are entitled to subscribe a total number of 25 bonds each, the chairmen of committees to 30 bonds each, the chairman of Board of Directors to 35 bonds (or vice-chairman if the chairman is an executive), while the remaining bonds can be subscribed by selected top managers of the MOL Group. Based on the resolution of the Board of Directors, for members joining subsequently to the scheme 280 bonds were to be held in a pool.

The details of the original subscription of bonds issued are the following:

	Bonds subscribed Number of bonds
Non-executive members of Board of Directors (4 persons)	115
Executive Board (4 persons)	335
Further Senior Managers (4 persons)	220
Selected Top Managers of MOL Group (8 persons)	250
Pool	280
Total	**1,200**

In June 2004 a further three non-executive members of Board of Directors and three managers joined the program and subscribed 180 bonds from those held in the pool.

In September 2004 80 bonds were repurchased from two exiting senior managers and, following the approval of the Chairman-CEO of the Company, an additional 24 bonds were sold to two senior managers – who were already among the members of the program.

Owners of the bonds decided to convert their 220 bonds into shares during the converting period in 2004, which was realised in November 2004.

Closing amount of bonds held by the members of the scheme as of 31 December 2004:

	Number of bonds
Non-executive members of Board of Directors (7 persons)	152
Executive Board (4 persons)	268
Further Senior Managers (4 persons)	184
Selected Top Managers of MOL Group (9 persons)	220
Pool	156
Total	**980**
Bonds converted	220
Total	**1,200**

General Incentive Schemes for management

The applied short-term incentive schemes for Senior and Top Managers (approximately 200 persons), were united in 2003. The incentive aim involves company and organisational level financial and operational targets, evaluation of the contribution to the strategic goals of the company and determined individual tasks in the System of Performance Management (TMR), and competencies. From the settled incentive scheme based on evaluation of indicators and qualification of individual tasks and competencies, 60% will be paid after the evaluation and 40% will be paid after a two years waiting period. The ratio of the incentive may change according to the individual agreements.

Evaluation of the contribution relates to the performance provided during 2004 will be held in 2005, and based on this that part which is due within one year will be paid in May 2005, while deferred part determined in shares will be settled in 2007.

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.

34 Reconciliation between HAS unconsolidated financial statements and IFRS consolidated financial statements

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject to modifications since that date. A new act, Act C of 2000 came into force on 1 January 2001, which brought Hungarian accounting closer to IFRS. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they still differ in certain respects from IFRS. The following table shows the reconciliation of the equity under HAS (company only) and IFRS financial statements.

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2003 – HAS MOL Rt.		**108,227**	**300,464**	**328,416**	**737,107**
Effect of IFRS consolidation		-	15,472	(214,463)	(198,991)
IFRS adjustments:					
• Deferred taxation	ii)	-	20,545	32,044	52,589
• Depreciation on oil and gas assets	v)	-	4,172	(825)	3,347
• Provision for field operation suspension liabilities	i)	-	800	3,092	3,892
• Repurchase of treasury shares	vii)	(4,288)	(17,689)	(3,847)	(25,824)
• Slovnaft acquisition, net of deferred tax (Note 5)	viii)	(10,811)	(50,275)	(4,677)	(65,763)
• Conversion to successful efforts method of accounting		-	14,452	467	14,919
• Capitalisation of borrowing cost	iii)	-	8,697	(935)	7,762
• Impairment on downstream assets		-	(722)	121	(601)
• Impairment on foreign upstream assets		-	(767)	9	(758)
• Project cost capitalisation		-	(1,338)	114	(1,224)
• Accrued borrowing cost		-	-	1,225	1,225
• Revaluation of monetary items	iv)	-	24,363	(23,789)	574
• Derivative financial instruments, net of deferred tax	vi)	-	7,000	(148)	6,852
• Revaluation of financial investments	iv)	-	9,012	(18,804)	(9,792)
• Reversal of accrued foreign exchange losses	iv)	-	(3,337)	1,970	(1,367)
• Other		-	(89)	11	(78)
31 December 2003 – IFRS		**93,128**	**330,760**	**99,981**	**523,869**

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2004 – HAS MOL Rt.		**108,619**	**627,043**	**137,082**	**872,744**
Effect of IFRS consolidation		-	(213,307)	83,625	(129,682)
IFRS adjustments:					
• Deferred taxation	ii)	-	54,379	(15,956)	38,423
• Provision for field operation suspension liabilities	i)	-	3,892	(2,226)	1,666
• Repurchase of treasury shares	vii)	(4,157)	(20,862)	(33)	(25,052)
• Slovnaft acquisition, net of deferred tax (Note 5)		(9,828)	(40,691)	(3,674)	(54,193)
• Conversion to successful efforts method of accounting		-	14,919	2,287	17,206
• Depreciation on oil and gas assets	v)	-	3,347	(660)	2,687
• Capitalisation of borrowing costs	iii)	-	7,762	(2,870)	4,892
• Impairment on downstream assets		-	(601)	121	(480)
• Impairment on foreign upstream assets		-	(631)	-	(631)
• Project cost capitalisation		-	(1,224)	794	(430)
• Accrued borrowing cost		-	1,225	(364)	861
• Revaluation of monetary items	iv)	-	574	(574)	-
• Derivative financial instruments, net of deferred tax	vi)	-	7,402	(154)	7,248
• Revaluation of financial investments	iv)	-	(9,792)	10,403	611
• Reversal of accrued foreign exchange losses	iv)	-	(1,367)	454	(913)
• Other		-	(1,210)	1,070	(140)
31 December 2004 – IFRS		**94,634**	**430,858**	**209,325**	**734,817**

i) Provisions

HAS does not allow the capitalisation of field abandonment provision on tangible assets and requires it to be charged to the statement of operations when incurred. Additionally, since HAS does not define discounting, the unwinding of discount on provisions, accounted for as interest expense under IFRS, is charged to operating expenses in financial statements prepared according to Hungarian accounting rules.

ii) Deferred taxation

IFRS requires the recognition of a deferred tax asset or liability for all taxable temporary differences, which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs

IFRS allows capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may belong to either dedicated or general loan facilities and may include exchange differences to the extent that they are an adjustment to interest. HAS requires the capitalization of interests and foreign exchange differences, regardless of the extent of the latter, incurred only on dedicated borrowings.

iv) Foreign exchange accounting

Under IFRS, monetary assets and liabilities denominated in foreign currency need to be valued at year-end exchange rate with the resulting difference reflected in income. HAS implemented a different approach, the overall net unrealised foreign exchange gain has to be deferred to cover net foreign exchange losses in following accounting periods. With effect from 1 January 2003 HAS treatment for the above mentioned item has changed so the deferred net unrealised foreign exchange gain cumulated until the end of 2002 should be reversed in any of the next five years. HAS allows the deferral of unrealised foreign exchange losses on construction loans limited to the overall unrealised net loss during the accounting period. In addition HAS treats foreign currency denominated investments as monetary assets, thus such investments are subject to exchange valuation at year end.

v) Depreciation of production assets

Under IFRS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL Rt. depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vi) Derivative financial instruments

Simultaneously with the adoption of IAS 39, HAS also implemented certain procedures regarding the accounting treatment of derivatives. However, the concept of embedded derivatives has not been introduced under HAS.

vii) Treasury shares

Under IFRS the nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on these transactions, are recorded directly in reserves. Under HAS, treasury shares are treated as securities held for trading, the effect of treasury share transactions is recognised in the income statement of the period.

viii) Slovnaft acquisition

IFRS requires classification of financial instruments as liability if a contractual obligation exists to deliver cash to the other party under conditions that are potentially unfavourable to the issuer. The shares issued together with call and put options in the Slovnaft acquisition (see Note 5) partially meet this definition. As a consequence, these shares are treated as compound financial instruments the liability part of which is recorded as other non-current liability (see Note 17). Under HAS, these shares are presented as equity.

Historical Summary Financial Information (IFRS)

Consolidated Income Statements for the Years Ended 31 December

	2000 HUF millions	2001 HUF millions	2002 HUF millions	2003 HUF millions	2004 HUF millions	2004* USD millions
					(calculated with annual average foreign exchange rate)	
Net sales and other operating revenues	**1,039,264**	**1,190,143**	**1,166,930**	**1,524,039**	**1,971,956**	**9,727**
Total operating expenses	997,261	1,193,320	1,109,761	1,440,968	1,722,365	8,496
Operating profit	42,003	-3,177	57,169	83,071	249,591	1,231
Net income	**20,240**	**1,241**	**65,262**	**99,981**	**209,325**	**1,033**

* 2004 average: 202.72 HUF/USD

Consolidated Balance Sheets as at 31 December

	2000	2001	2002	2003	2004	2004
					(calculated with year-end foreign exchange rate)**	
Non-current assets	614,692	635,897	630,721	1,091,774	1,101,385	6,109
Current assets	317,936	372,745	328,763	440,961	533,495	2,959
Total assets	**932,628**	**1,008,642**	**959,484**	**1,532,735**	**1,634,880**	**9,068**
Shareholders' equity	379,813	367,081	405,441	523,869	734,817	4,076
Minority interest	5,672	74,063	68,714	155,752	68,020	377
Non-current liabilities	327,156	265,957	195,035	430,995	319,716	1,773
Current liabilities	219,987	301,541	290,294	422,119	512,327	2,842
Total liabilities and shareholders' equity	**932,628**	**1,008,642**	**959,484**	**1,532,735**	**1,634,880**	**9,068**

** On 31 December 2004: 180.29 HUF/USD

Consolidated Stetements of Cash Flows for the Years Ended 31 December

	2000	2001	2002	2003	2004	2004
					(calculated with annual average foreign exchange rate)*	
Net cash provided by operating activities	**49,376**	**71,412**	**167,845**	**203,158**	**324,381**	**1,600**
Net cash used in investing activities	(170,616)	(45,343)	(65,213)	(298,529)	(224,811)	(1,109)
Net cash provised/(used) by financing activities	114,063	(6,292)	(118,292)	114,639	(75,657)	(373)
Net (decrease)/increase in cash	**(7,177)**	**19,777**	**(15,660)**	**19,268**	**23,913**	**118**

* 2004 average: 202.72 HUF/USD

Key Group Operating Data

Net proved developed and undeveloped reserves	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	mn boe
Major domestic fields and other remaining properties						
December 31, 2000	**32,215.0**	**1,138.0**	**9,479.0**	**71.6**	**38,333.0**	**289.4**
Revision of previous estimates	2,327.9	82.1	454.7	3.4	1,926.3	14.5
Extension and discoveries	2,828.4	99.8	1,714.5	12.9	4,135.9	31.2
Production	(3,101.3)	(109.5)	(978.5)	(7.4)	(3,629.0)	(27.4)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2001	**34,270.0**	**1,210.4**	**10,669.7**	**80.5**	**40,766.2**	**307.7**
Revision of previous estimates	(2,189.0)	(77.0)	100.0	0.8	(1,863.7)	(13.9)
Extension and discoveries	1,016.0	36.0	0.0	0.0	948.0	7.1
Production	(2,932.0)	(104.0)	(956.0)	(7.2)	(3,442.5)	(26.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2002	**30,165.0**	**1,065.4**	**9,813.7**	**74.1**	**36,408.0**	**274.9**
Revision of previous estimates	(1,461.2)	(51.6)	(744.3)	(5.6)	(1,605.2)	(12.1)
Extension and discoveries	1,237.9	43.7	634.1	4.7	1,769.8	13.4
Production	(2,298.6)	(81.2)	(1,013.2)	(7.6)	(3,027.5)	(22.9)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2003	**27,643.1**	**976.3**	**8,690.3**	**65.6**	**33,545.1**	**253.3**
Revision of previous estimates	(6,139.5)	(216.8)	(121.2)	(0.9)	(4,744.5)	(35.8)
Extension and discoveries	863.6	30.5	64.4	0.5	817.0	6.2
Production	(855.0)	(30.2)	(973.8)	(7.4)	(1,722.5)	(13.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2004	**21,512.2**	**759.8**	**7,659.8**	**57.8**	**27,895.1**	**210.7**
Reserves in abroad						
December 31, 2000	-	-	-	-	-	-
Revision of previous estimates						
Extension and discoveries						
Production						
Purchase/sale of minerals in place						
December 31, 2001	-	-	-	-	-	-
Revision of previous estimates						
Extension and discoveries						
Production						
Purchase/sale of minerals in place						
December 31, 2002	-	-	-	-	-	-
Revision of previous estimates						
Extension and discoveries						
Production			(490.3)	(3.6)	(490.3)	(3.6)
Purchase/sale of minerals in place			2,649.7	19.3	2,649.7	19.3
December 31, 2003	**0.0**	**0.0**	**2,159.4**	**15.7**	**2,159.4**	**15.7**
Revision of previous estimates			2,778.4	20.2	2,778.4	20.2
Extension and discoveries						
Production			(877.7)	(6.4)	(877.7)	(6.4)
Purchase/sale of minerals in place						
December 31, 2004	**0.0**	**0.0**	**4,060.0**	**29.5**	**4,060.0**	**29.5**
Total (domestic+int')hydrocarbon reserves as of Dec 31, **2000**	**32,215.0**	**1,138.0**	**9,479.0**	**71.6**	**38,333.0**	**289.4**
Total (domestic+int')hydrocarbon reserves as of Dec 31, **2001**	**34,270.0**	**1,210.4**	**10,669.7**	**80.5**	**40,766.2**	**307.7**
Total (domestic+int')hydrocarbon reserves as of Dec 31, **2002**	**30,165.0**	**1,065.0**	**9,813.7**	**74.1**	**36,408.0**	**274.9**
Total (domestic+int')hydrocarbon reserves as of Dec 31, **2003**	**27,643.1**	**976.3**	**10,849.7**	**81.3**	**35,704.5**	**269.0**
Total (domestic+int')hydrocarbon reserves as of Dec 31, **2004**	**21,512.2**	**759.8**	**11,719.9**	**87.3**	**31,955.2**	**240.2**

Key Group Operating Data

2000-2004

Average production costs

	2000	2001	2002	2003	2004
Crude oil USD/Bbl	5.09	5.54	6.44	6.57*	6.11*
Natural gas USD/MMcf	421.7	400.2	508.5	629.4	858.7

* inc. ZMB

Exploration data

	2000	2001	2002	2003	2004
Wells tested*	16 (2)	26 (2)	17 (2)	94 (71)	121 (102)
of which exploration wells (of which foreign)	7 (2)	16 (2)	9 (2)	14 (1)	8 (1)
crude oil (of which foreign)	1 (0)	2	0 (0)	2 (0)	0 (0)
natural gas (of which foreign)	0 (0)	5 (1)	2 (1)	3 (0)	1 (0)
dry well (of which foreign)	6 (2)	9 (1)	7 (1)	9 (1)	7(1)
of which development wells (of which foreign)	9 (0)	10	8 (0)	80 (70)	113 (101)
crude oil (of which foreign)	1 (0)	10	6 (0)	76 (70)	101 (101)
natural gas (of which foreign)	8 (0)	0	2 (0)	4 (0)	12 (0)
dry well (of which foreign)	0 (0)	0	0 (0)	0 (0)	0 (0)

* including ZMB in 2003-2004

Hydrocarbon production (gross figures) (kt)

	2000	2001	2002	2003	2004
Crude oil (domestic)	1,136	1,064	1,050	1,134	1,077
Crude oil (international)				621	1,148
Condensates	279	270	245	219	229
LPG	201	195	192	206	220
Other gas products	45	42	42	50	52

Natural gas sales, million cubic metres

	2000	2001	2002	2003	2004
Domestic production (net dry)	3,249	3,226	3,101	2,940	3,015
Imported gas	9,047	9,587	10,700	12,189	10,982
Change in storage	(115)	544	(411)	(541)	(10)
o/w domestic	(101)	101	(442)	(44)	(218)
o/w import	(14)	443	31	(497)	208
Total sources	**12,181**	**13,358**	**13,390**	**14,588**	**13,987**
Sales to gas distribution companies	8,739	9,800	9,531	10,645	10,535
Sales to power sector	1,687	1,880	2,277	2,393	2,256
Sales to industrial and other users	1,202	1,173	1,074	904	500
Losses and own consumption*	553	505	508	646	696
Total sales and losses	**12,181**	**13,358**	**13,390**	**14,588**	**13,987**

* including sales to TVK in 2003 and in 2004

Natural gas prices, HUF/m^3

	2000	2001	2002	2003	2004
Average import price	33.7	39.3	28.3	31.8	30.5
Average MOL selling price	20.5	25.9	28.0	30.1	39.1
Wholesale price to GDCs	20.2	24.5	26.3	28.9	40.0
Wholesale price to industry/power	20.9	30.5	33.0	33.9	35.4

Key Group Operating Data

2000-2004

Natural gas closing inventory in storage (mobile) million cubic metres

	2000	2001	2002	2003	2004
Domestic	554.2	392.5	348.1	377.9	512.3
Imported	1,833.4	1,359.4	1,724.0	2,112.7	1,889.7
Total	**2,387.6**	**1,751.9**	**2,072.1**	**2,490.6**	**2,402.0**

Crude oil processing, kt

	2000	2001	2002	2003***	2004
Domestic crude oil	1,090.7	1,001.7	1,001	1,092	980
Imported crude oil	5,710.4	5,840.1	4,989	9,396	11,050
Total crude oil processing	**6,801.1**	**6,841.8**	**5,990**	**10,488**	**12,034**
Condensates processing	273.7	258.9	223	219	231
Other feedstock	593.5	772.8	1,202	1,247	1,933
Total throughput	**7,668.3**	**7,873.5**	**7,415**	**11,954**	**14,198**
Contract and joint processing	0	0	0	0	0
Average distillation capacity used Duna Refinery %	**62**	**74**	**85**	**85**	**86**
Average distillation capacity used Slovnaft %				**97**	**94**

Crude oil product sales, kt

	2000*	2001**	2002**	2003***	2004
Domestic sales	**5,339**	**4,472**	**4,061**	**4,066**	**3,892**
Gas and heating oils	1,777	1,692	1,735	1,766	1,808
Motor gasolines	1,147	1,130	1,133	1,189	1,159
Fuel oils	1,063	1,146	567	478	238
Special gasolines, other gasolines and naphtha	820	11	11	7	9
Bitumen	219	202	234	183	165
Lubricants	37	49	38	32	25
Other products	276	242	343	411	488
Sales in Slovakia			**248**	**1,188**	**1,408**
Gas and heating oils			47	562	690
Gasolines			115	428	467
Lubricants			2	18	20
Bitumen			6	60	58
Other products			78	120	173
Export sales	**1,921**	**2,258**	**2,296**	**4,635**	**5,836**
Gas and heating oils	836	995	1,304	2,613	3,150
Gasolines	421	576	430	1,177	1,576
Lubricants	89	72	65	80	94
Bitumen	126	104	105	152	167
Other products	449	511	392	613	849
Total crude oil product sales	**7,260**	**6,730**	**6,605**	**9,889**	**11,136**

*note: MOL Group

**note: MOL Group without petrochemical feedstock

***note: MOL Group without petrochemical feedstock with Slovnaft from 1. April

Key Group Operating Data

2000-2004

Petrochemical production kt

	2000	2001	2002	2003*	2004
ethylene	368	359	365	489	595
LDPE	108	107	113	220	294
HDPE	191	184	194	188	195
PP	231	260	278	330	370

*note: MOL Group with Slovnaft from 1 April

Petrochemical sales kt

	2000	2001	2002	2003*	2004
Domestic sales	351	381	397	393	430
Slovakia			10	79	77
Export sales	401	396	411	621	550
Total product sales	**752**	**777**	**818**	**1.093**	**1.057**

*note: MOL Group with Slovnaft from 1 April

Average headcount, persons

	2000	2001**	2002	2003***	2004
Exploration and Production	2,415	2,203	2,154	2,024	1,682
Refining and Marketing*	7,318	6,077	4,454	3,160	3,045
Natural Gas*	143	672	676	624	10
Corporate Services	1,512	1,004	688	531	528
Headquarters and other	554	526	541	709	578
MOL Rt. total	**11,942**	**10,482**	**8,513**	**7,048**	**5,843**
Subsidiaries	**6,074**	**7,027**	**6,755**	**8,884**	**10,617**
MOL Group	**18,016**	**17,509**	**15,268**	**15,932**	**16,460**

* In 2001 headcount of gas transmission was transferred from Refining and Marketing to Gas division

** corrected with TVK

*** with Slovnaft from 1 April

Closing headcount

	2000	2001**	2002	2003***	2004
MOL Rt.	10,796	9,390	7,296	6,539	5,546
Subsidiaries	5,761	7,048	5,636	9,327	9,919
MOL Group	**16,557**	**16,438**	**12,932**	**15,866**	**15,465**

** corrected with TVK

*** with Slovnaft from 1 April

Average salary HUF thousand/capita/year

	2001	2002	2003	2004
MOL Group	**2,129.9**	**2,831.7**	**3,270.3**	**3,891.4**

Supplementary oil and gas industry disclosures required by SFAS 69 (unaudited)

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.
Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

MOL's proved hydrocarbon reserves do not include MOL's share in INA's proved reserves, as a reserve valuation in accordance with FASB 69 was not available on INA reserves for 31 December 2004 or for previous years.

Estimated net proved reserves of crude oil and natural gas liquids at the end of the year and the changes in such reserves during the year are set out below.

	Crude Oil and condensate (kt)					**Natural gas liquids (millions of cubic metres)**				
	Consolidated companies			**Associated companies**		**Consolidated companies**			**Associated companies**	
	Hungary	**Foreign**	**Total**		**Total**	**Hungary**	**Foreign**	**Total**		**Total**
Reserves at 31 December 2002	**14,064**	**-**	**14,064**	**-**	**14,064**	**28,343**	**-**	**28,343**	**-**	**28,343**
Revision of previous estimates	(822)	-	(822)	-	(822)	(1,122)	-	(1,122)	-	(1,122)
Extensions and discoveries	473	-	473	-	473	1,000	-	1,000	-	1,000
Improved recovery	303	-	303	-	303	161	-	161	-	161
Purchase of minerals	-	2,650	2,650	-	2,650	-	-	-	-	-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,363)	(490)	(1,853)	-	(1,853)	(2,183)	-	(2,183)	-	(2,183)
Reserves at 31 December 2003	**12,655**	**2,160**	**14,815**	**-**	**14,815**	**26,199**	**-**	**26,199**	**-**	**26,199**
Revision of previous estimates	(374)	2,778	2,404	-	2,404	(6,669)	-	(6,669)	-	(6,669)
Extensions and discoveries	31	-	31	-	31	284	-	284	-	284
Improved recovery	109	-	109	-	109	553	-	553	-	553
Purchase of minerals	-	-	-		-	-		-		-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,321)	(878)	(2,199)	-	(2,199)	(511)	-	(511)	-	(511)
Reserves at 31 December 2004	**11,100**	**4,060**	**15,160**	**-**	**15,160**	**19,856**	**-**	**19,856**	**-**	**19,856**
Proved developed reseves as of										
31 December 2002	6,609	-	6,609	-	6,609	13,488	-	13,488	-	13,488
31 December 2003	6,739	2,159	8,898	-	8,898	12,048	-	12,048	-	12,048
31 December 2004	6,109	4,060	10,169	-	10,169	8,623	-	8,623	-	8,623

(UNAUDITED)

	Crude oil, condensate and natural gas liquids (kt equals)				
	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
Reserves at 31 December 2002	**36,408**	**-**	**36,408**	**-**	**36,408**
Revision of previous estimates	(1,605)	-	(1,605)	-	(1,605)
Extensions and discoveries	1,346	-	1,346	-	1,346
Improved recovery	424	-	424	-	424
Purchase of minerals	-	2,650	2,650	-	2,650
Sales of minerals	-	-	-	-	-
Production	(3,028)	(490)	(3,518)	-	(3,518)
Reserves at 31 December 2003	**33,545**	**2,159**	**35,705**	**-**	**35,705**
Revision of previous estimates	(4,745)	2,779	(1,966)	-	(1,966)
Extensions and discoveries	271	-	271	-	271
Improved recovery	546	-	546	-	546
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(1,722)	(878)	(2,600)	-	(2,600)
Reserves at 31 December 2004	**27,895**	**4,060**	**31,955**	**-**	**31,955**
Proved developed reserves					
31 December 2002	17,165	-	17,165	-	17,165
31 December 2003	15,998	2,159	18,158	-	18,158
31 December 2004	12,873	4,060	16,933	-	16,933

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2002					
Gross value	200,898	2,916	203,814	-	203,814
Proved properties	200,898	2,916	203,814	-	203,814
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	121,852	1,932	123,784	-	123,784
Net capitalised costs	**79,046**	**984**	**80,030**	**-**	**80,030**
At 31 December 2003					
Gross value	219,024	34,564	253,588	-	253,588
Proved properties	219,024	34,564	253,588	-	253,588
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	134,176	5,240	139,416	-	139,416
Net capitalised costs	**84,848**	**29,324**	**114,172**	**-**	**114,172**
At 31 December 2004					
Gross value	229,066	38,103	267,169	-	267,169
Proved properties	229,066	38,103	267,169	-	267,169
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	146,819	11,377	158,196	-	158,196
FX differences	-	931	931	-	931
Net capitalised costs	**82,247**	**27,657**	**109,904**	**-**	**109,904**

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2002					
Acquisition of properties	26	195	221	-	221
Proved	26	195	221	-	221
Unproved	-	-	-	-	-
Exploration	10,890	2,098	12,988	-	12,988
G&G	4,940	40	4,980	-	4,980
Drilling	5,893	946	6,839	-	6,839
Rental fees, other	57	1,112	1,169	-	1,169
Development	7,977	-	7,977	-	7,977
Total costs incurred	**18,893**	**2,293**	**21,186**	**-**	**21,186**
For year ended 31 December 2003					
Acquisition of properties	212	22,701	22,913	-	22,913
Proved	212	22,701	22,913	-	22,913
Unproved	-	-	-	-	-
Exploration	9,628	3,172	12,800	-	12,800
G&G	3,485	935	4,420	-	4,420
Drilling	6,101	1,672	7,773	-	7,773
Rental fees, other	42	565	607	-	607
Development	9,238	8,603	17,841	-	17,841
Total costs incurred	**19,078**	**34,476**	**53,554**	**-**	**53,554**
For year ended 31 December 2004					
Acquisition of properties	4	608	612	-	612
Proved	-	-	-	-	-
Unproved	4	608	612	-	612
Exploration	9,295	3,594	12,889	-	12,889
G&G	3,283	911	4,194	-	4,194
Drilling	5,976	1,699	7,675	-	7,675
Rental fees, other	37	984	1,021	-	1,021
Development	8,548	4,147	12,695	-	12,695
Total costs incurred	**17,847**	**8,349**	**26,196**	**-**	**26,196**

(UNAUDITED)

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2002					
Sales	104,448	-	104,448	-	104,448
third parties	722	-	722	-	722
intra-group	103,726	-	103,726	-	103,726
Production costs	(16,336)	-	(16,336)	-	(16,336)
Exploration expenses	(7,421)	(1,932)	(9,353)	-	(9,353)
DD&A	(15,568)	(18)	(15,586)	-	(15,586)
Other income/(costs)	(3,755)	(702)	(4,457)	-	(4,457)
Earnings before taxation	61,368	(2652)	58,716	-	58,716
Taxation	-	(2)	(2)	-	(2)
Earning from operation	**61,368**	**(2,654)**	**58,714**	**-**	**58,714**
For year ended 31 December 2003					
Sales	93,879	12,757	106,636	-	106,636
third parties	600	12,757	13,357	-	13,357
intra-group	93,279	-	93,279	-	93,279
Production costs	(18,647)	(1728)	(20,375)	-	(20,375)
Exploration expenses	(6,443)	(3,174)	(9,617)	-	(9,617)
DD&A	(18,028)	(2,579)	(20,607)	-	(20,607)
Other income/(costs)	(5,955)	(2,643)	(8,598)	-	(8,598)
Earnings before taxation	44,806	2,633	47,439	-	47,439
Taxation	-	(546)	(546)	-	(546)
Earning from operation	**44,806**	**2,087**	**46,893**	**-**	**46,893**
For year ended 31 December 2004					
Sales	102,076	30,277	132,353	-	132,353
third parties	1,131	30,277	31,408	-	31,408
intra-group	100,945	-	100,945	-	100,945
Production costs	(18,476)	(795)	(19,271)	-	(19,271)
Exploration expenses	(6,160)	(1,317)	(7,477)	-	(7,477)
DD&A	(16,491)	(6,114)	(22,605)	-	(22,605)
Other income/(costs)	(6,903)	(18,091)	(24,994)	-	(24,994)
Earnings before taxation	54,046	3,960	58,006	-	58,006
Taxation	(8,648)	(3,072)	(11,720)	-	(11,720)
Earning from operation	**45,398**	**888**	**46,286**	**-**	**46,286**

(UNAUDITED)

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:
1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.
2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.
3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.
4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.
5. Future net cash flows have been discounted at 10 percent in accordance with SFAS 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

HUF million	2002			2003			2004		
	Consolidated companies			Consolidated companies			Consolidated companies		
	Hungary	Foreign	Total	Hungary	Foreign	Total	Hungary	Foreign	Total
Future cash inflows	1,289,540	-	1,289,540	1,253,316	52,905	1,306,220	1,064,107	74,774	1,138,881
Future production costs	(242,653)	-	(242,653)	(240,371)	(11,462)	(251,833)	(220,696)	(10,814)	(231,510)
Future development and other costs	(169,089)	-	(169,089)	(139,799)	-	(139,799)	(165,725)	-	(165,725)
Future tax expenses	(141,651)	-	(141,651)	(106,354)	(7,206)	(113,560)	(98,480)	(13,433)	(111,913)
Future net cash flows	736,147	-	736,147	766,792	34,237	801,029	579,206	50,527	629,733
Effect of discounting	(318,551)	-	(318,551)	(345,750)	(9,316)	(355,066)	(276,487)	(11,354)	(287,841)
Standardised measure of discounted future cash flows	**417,596**	**-**	**417,596**	**421,042**	**24,920**	**445,962**	**302,719**	**39,173**	**341,892**

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2002	**417,596**	**-**	**417,596**	**-**	**417,596**
Sales and transfers of oil and gas, net of production costs	(74,633)	-	(74,633)	-	(74,633)
Net changes in prices and production costs	(44,806)	-	(44,806)	-	(44,806)
Net cash from extensions, discoveries and improved recovery	18,312	-	18,312	-	18,312
Development costs related to future production	8,818	-	8,818	-	8,818
Development costs incurred during the year	9,239	-	9,239	-	9,239
Other costs incurred during the year	5,671	-	5,671	-	5,671
Purchase/(Sale) of minerals in place	-	24,920	24,920	-	24,920
Revisions of previous reserve estimate	5,818	-	5,818	-	5,818
Accretion of discount	49,946	-	49,946	-	49,946
Net change in income tax	25,081	-	25,081	-	25,081
At 31 December 2003	**421,042**	**24,920**	**445,962**	**-**	**445,962**
Sales and transfers of oil and gas, net of production costs	(82,469)	(11,409)	(93,878)	-	(93,878)
Net changes in prices and production costs	(78,104)	(8,809)	(86,913)	-	(86,913)
Net cash from extensions, discoveries and improved recovery	9,049	-	9,049	-	9,049
Development costs related to future production	(12,915)	(3,304)	(16,219)	-	(16,219)
Development costs incurred during the year	8,543	3,303	11,846	-	11,846
Other costs incurred during the year	6,135	-	6,135	-	6,135
Purchase/(Sale) of minerals in place	-	-	-	-	-
Revisions of previous reserve estimate	(23,044)	36,593	13,549	-	13,549
Accretion of discount	47,783	3,021	50,804	-	50,804
Net change in income tax	6,699	(5,142)	1,557	-	1,557
At 31 December 2004	**302,719**	**39,173**	**341,892**	**-**	**341,892**

Corporate Governance

MOL has always recognised the importance of maintaining the highest standards of corporate governance. The Company's commitment has amongst other things been demonstrated by the submission of a voluntary declaration on the Budapest Stock Exchange Corporate Governance Recommendations in March 2004. In addition, the Company made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area. MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The previous rating is currently being updated, and the Company expects that its corporate governance developments effected in 2004 will be duly taken into consideration.

Board of Directors

MOL's Board of Directors acts as the highest managing body of the Company and as such has collective responsibility for all corporate operations.

Its key activities are focused on achieving its aims of increasing shareholder value, improving efficiency and profitability and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, protection of the environment, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for disseminating the MOL culture, throughout the entire Group.

The principles, policies and goals take account of the specific and unique relationship that the Board represents among shareholders, the executive management and the Company. The composition of the Board appropriately reflects this, by requiring that a majority (eight of a total eleven members) must consist of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria and the declaration of directors.

Relationship with the shareholders

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as in the operations of the MOL Group.

The official, formal channels of communication to the shareholders are the Annual Report and Accounts and the quarterly results reports as well as other public announcements made through the Budapest Stock Exchange (the main exchange on which the shares are listed) and the Warsaw Stock Exchange. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and at any Extraordinary General Meetings. Road show visits are also made to various cities in the UK, the US and Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors may raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day to day management of MOL's relationship with its shareholders (contact details are given in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.mol.hu), where there is a special section for shareholders and the financial community.

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continuing adherence to best practice standards.
The Board Charter covers:
- scope of the authority and responsibilities of the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Deputy Chairman,
- order and preparation of Board meetings and the permanent items of the agenda,
- decision-making mechanism, and how the implementation of resolutions is monitored.

Report of the Board of Directors on its 2004 activities

In 2004 the Board of Directors held 10 meetings with an average attendance rate of 95%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In harmony with the Company's strategic objectives, the Board of Directors decided on the partial sale of the gas business, the purchase of Shell's network of filling stations in Romania, the acquisition of a 22.5% stake in the Federovskoye exploration block in Kazakhstan and the admission of the Company's shares to the Warsaw Stock Exchange. In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and the potential for growth.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (DHL), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.
The Board allocates responsibilities to the various Committees as follows:

Audit Committee: all five members are non-executive directors
Responsibilities:
- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee: Three members are non-executive directors and one is an executive director
Responsibilities:
- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Report of the Audit Committee on its 2004 activities

In 2004, the Audit Committee had 5 meetings with a 96% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee took part in the formulation of a comprehensive, company-level risk management model.
- Internal audit: the Committee evaluated the internal audit reports.
- Financial situation: the Committee continuously monitored the Company's financial situation.

Report of the Corporate Governance and Remuneration Committee on its 2004 activities

In 2004, the Corporate Governance and Remuneration Committee had 6 meetings with a 100% average attendance rate. In addition to the issues of corporate governance and remuneration, the Committee discussed a number of key strategic topics and topics related to the results achieved before presenting them to the Board of Directors for discussion:
- Support for outsourcing projects: in accordance with the decision of the Board of Directors, the Committee reviewed the relevant proposal prior to the launch of each outsourcing project.
- The Committee discussed organisational issues and the most important decisions of the senior management incentive system in the course of the year.

Relationship between the Board and the Executive Management:

The DHL sets out how the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

Guidelines of the Decision-making and Authorities List (DHL):
- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent, quicker and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control,
- implement a functional business matrix management system both at MOL and at subsidiary level.

The system laid down by the DHL is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent any deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Executive Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an in-between level between the Board of Directors and the above management levels. Its members are:
- Executive Chairman and CEO
- Group Chief Executive Officer
- Group Chief Financial Officer
- Group Chief Strategic Officer.

The Executive Board provides a forum for preparing for decision-making. Members are required to offer their comments and opinions, with the Executive Chairman-CEO taking the final decision. If the GCEO or the GCFO have a dissenting opinion, the Board of Directors takes the final decision.

The **Strategic Executive Board** was set up in the second half of the year whose members are, in addition to the members of the Executive Board:
- Managing Director of the Exploration and Production Division
- Managing Director of the Refining and Marketing Division.

The principles of operation of the Strategic Executive Board are the same as those of the Executive Board. The Board meets as frequently as necessary and its agenda covers a range of strategic issues in the key business areas.

Incentive system for non-executive directors

The purpose of the incentive system is to ensure that the remuneration system applied to the non-executive directors of the Company provides, in addition to the fixed portion of their remuneration, an incentive to improve long-term corporate performance and increase shareholder value, thus ensuring that the interests of the non-executive directors are aligned with those of the Company's shareholders.

Incentive system for non-executive directors till March 31, 2003

The amended version of the original fixed and relative basis incentive system (adopted on July 19, 1999) was approved by the General Meeting on 27 April, 2001, then April 17, 2003 under the title of Long Term Performance Plan. This system was in effect until March 31, 2003, and MOL still made payments based on this in 2004.

Elements of the Long Term Performance Plan:

Relative based stock award (later replaced for the period from March 31, 2003)

This scheme was based on the relative share price performance of MOL stock compared to that of other companies in the BUX index (the official share index of the Budapest Stock Exchange). The maximum amount awarded was EUR 25,000 net or EUR 41,500 net in the case of a non-executive director also acting as Chairman, in the case of 100 % performance.
For the performance period of April 1, 2002 to March 31, 2003, after the expiry of the one year compulsory waiting period, the

eligible directors received a 64% allocation, altogether 20,231 shares under the relative based stock award after the annual general meeting, in May, 2004.

Fixed based stock award
Each non-executive member of the Board is allocated shares worth EUR 25,000 net per annum, and, the chairman of the Company, provided that he is not an executive director, shares worth EUR 41,500 net per annum. This fixed allocation was paid following the Annual General Meeting (AGM), i.e. in May 2004.

Both stock awards were calculated pro-rata for Directors elected after April 1, 2002.

Change in incentive system for non-executive directors from April 1, 2003

The Extraordinary General Meeting held on September 1, 2003 approved the introduction of a new long-term incentive scheme with retroactive effect to 1 April, 2003, to replace the relative based stock award approved by the Annual General Meeting on April 17, 2003.

- Under the new system the amount of the reward depends on the absolute performance of the MOL share price on the stock exchange, thus aligning the participants' and shareholders' interests more directly.

  On October 9, 2003 Directors and selected senior executive managers participating in the new incentive program subscribed, using a bank loan, to convertible bonds issued under a private placement, which can be converted to „A" series registered shares. For the purposes of the program 1,200 bonds were issued with a HUF 10 million par value, which can be converted into MOL shares during a 5-year vesting period in equal annual instalments.

  The maximum number of bonds which can be subscribed is 25 bonds per director for the non-executive members of the Board of Directors, 30 bonds for Committee chairmen, and 35 bonds for a non-executive Chairman of the Board (or for the vice-Chairman in the event that the Chairman is an executive).

- As of 1 April, 2003, after the Annual General Meeting the non-executive directors are remunerated with the below mentioned net amounts in addition to subscribing bonds (in replacement of the abovementioned Fixed based award):

In case of non-executive directors	25,000 EUR/year
In case of the Chairman*	41,500 EUR /year

* if the position of the Chairman is not occupied by a non-executive director, it is the non-executive vice Chairman who is entitled to this payment

Additional benefits
Directors who are not Hungarian citizens and are ordinarily resident outside Hungary receive EUR 1,500 each time (up to a maximum of 15 times per annum) they need to travel to Hungary to attend a meeting of the Board or one of its Committees. Directors who chair a Committee also receive a monthly fee of EUR 1,000.

Remuneration system for members of the Senior Executive Management

Senior Executive Management is remunerated in the form of a basic salary and a complex incentive plan. A new incentive system was introduced for the members of the senior management with effect from January 2004. The new system incentivizes the top managers to maximise shareholder value by means of setting targets:

- corporate and key unit-level financial indicators (Economic Value Added, operating cash flow, Full Time Employee closing headcount, total operating cost, specific costs relative to exploration, refining, operation, logistics, number of work accidents, etc.)

- other selected individual targets for the year, related to the manager's area of responsibility.

The maximum amount paid varies from 60-120 % of annual basic salary. Part of this amount is payable in cash to the eligible managers in accordance with their evaluation following the AGM, while the other part is payable in shares, allotted at the end of a two year waiting period.

In addition to the above-mentioned incentive system, Senior Executive Management is also eligible to take part in the convertible bond program as described in the section on remuneration of non-executive directors. This program was approved by the Extraordinary General Meeting of September 1, 2003 for the members of MOL Rt's Board of Directors, its Executive Board, senior management and certain other selected key managers of the MOL Group.

Under this programme in October 2003 the following senior managers were entitled to subscribe bonds:

members of the Executive Board (4 persons)	*335 bonds*
other Senior Executive Managers (4 persons)	220 bonds
other selected key managers in the MOL group (8 persons)	250 bonds.

In July, 2004 a further three managers joined the programme, who were entitled to purchase 105 bonds altogether from the pool of the subscribed bonds.

In September 2004, altogether 80 bonds were bought back from 2 top managers, and in October 2004, the Chairman-CEO approved the allocation of a further 24 bonds for 2 top managers who were already taking part in the bond programme.

Additional benefits for senior executive management

Additional benefits include a company car, also for personal use; life, accident, travel and liability insurance, as well as a regular medical check-up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors, as the senior business management body of the Company, on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives; the other six are appointed by the shareholders.

The General Meeting held on April 17, 2003 approved a new remuneration scheme for the Supervisory Board. Under the new scheme the members of the Supervisory Board receive remuneration of EUR 1,600/month, while the Chairman of the Supervisory Board receives remuneration of EUR 3,200/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 up to 15 times per annum after every meeting of the Board of Directors or a Board Committee if he participates at the meeting.

External auditors

The MOL Group was audited by Ernst & Young in both 2004 and 2003, excluding the Yukos joint venture in both years and *the Slovnaft Group in 2003 (these entities were audited by* PricewaterhouseCoopers) .

Within the framework of the audit contract, Ernst & Young performs an audit on both the standalone and consolidated financial statements, including interim financial statements for MOL Plc. prepared in accordance with Law C of 2000 on Accounting and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, previously IAS). The audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, by participating in the meetings of MOL's supervisory board and audit commitee and in other forms of consultation.

Ernst & Young also provided other services to MOL Rt. during 2004 and 2003. Summary of the fees paid to the auditors in 2004 and 2003 are as follows (HUF mn):

	2004	**2003**
Audit fee for MOL plc (including audit fee for interim financial statement in 2004)	98	88
Audit fee for subsidiaries	283	145
Other audit-related services	73	238
Tax advisory services	108	101
Total	**562**	**572**

The main non-audit services relate to Warsaw Stock Exchange listing and the gas business sale in 2004, and in 2003 to the planned sale of MOL shares by ÁPV Rt. and MOL in December 2003.

The increase in the audit fee for subsidiaries is primarily due to the take over of the audit of Slovnaft Group in 2004 from PricewaterhouseCoopers.

The Board of Directors does not believe that non-audit services provided by Ernst & Young risked compromising their independence as auditors.

Board of Directors



Zsolt Hernádi
Executive Chairman-CEO



Dr. Sándor Csányi
Vice Chairman

Zsolt Hernádi (45)
Chairman of the Board of Directors since 7 July 2000, Executive Chairman –CEO since 11 June 2001, member of the Board since 24 February 1999. Mr.Hernádi graduated from the Faculty of Industrial Planning-Analysis at the Budapest University of Economic Sciences in 1986, between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general manager of the financial institution. He was the Chief Executive Officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001,and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001 he has been a member of the European Round Table of Industrials. He is Member of the Board of Directors of Panrusgas Co.

Dr. Sándor Csányi (52)
Member of the Board of Directors as of 20 October 2000, Vice Chairman since 2001.
Dr. Csányi graduated from the College of Finance and Accounting in 1974, and from the Budapest University of Economic Sciences in 1980 where he obtained his doctoral degree in 1983. From 1986 (in the same year he became a chartered accountant) he worked as Senior Head of Department at the Magyar Hitel Bank, and between 1989-92 as Deputy General Manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the Chairman and CEO of OTP Bank Ltd. Chairman of the Mastercard Europe East European Regional Board. He is a member of Mastercard Europe and the European Savings Bank Group, Chairman of the Supervisory Board of OTP Garancia Insurance Co. Ltd. Dr. Csányi is also a member of the Board of Directors of the Hungarian Banking Association, of the Advisory Council of the Hungarian Financial Supervisory Authority, of the Board of Administration of the World Savings Banks Institute, of the International Association of Business Leaders and of the Board of the Hungarian Telecommunications Authority. Co-Chairman of the Hungarian Association of Industrialists and Employers. He is the Chairman of the Supervisory Board of DSK, Bulgaria's largest retail bank

Board of Directors



László Akar



Michel-Marc Delcommune



Dr. Miklós Dobák

László Akar (52)
Member of the Board of Directors as of 11 October 2002.
Graduated in 1977 from the Budapest University of Economic Sciences. Between 1977-1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994-1998 he was political state secretary in the Ministry of Finance, secretary of the cabinet to the Government 's Economic Committee, and deputy governor of IMF representing Hungary. Since 1998 he is General Manager of GKI Economic Research Co. From 2002 he is the Chairman of the Supervisory Board of the National Bank of Hungary.

Michel-Marc Delcommune (57)
Group Chief Financial Officer between 11 October 1999 and 1 September 2004. At present Group Chief Strategic Officer, member of the Board of Directors since 28 April 2000.
Mr Delcommune earned a degree in Chemical Engineering at the University of Liege, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and Chief Financial Officer. From 1999 he served in addition as Human Resources Director and handled the successful merger PetroFina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK Rt. and ZMB. He is a Belgian citizen.

Dr. Miklós Dobák (50)
Member of the Board of Directors as of 29 May 1996 at the recommendation of international institutional investors.
Dr. Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business school PMD (1992) and Wharton Business School (1993). Professor Dobák has a PhD in economic sciences. He is the director of the Institute of Management and head of the Department of Management and Organisation at the Corvinus University. He is the managing director of IFUA Horváth & Partners Management Consulting Kft.

Dr. Gábor Horváth (49)
Member of the Board of Directors since 24 February 1999.
Dr. Horváth graduated from the Faculty



Dr. Gábor Horváth



Miklós Kamarás



Dr. Ernő Kemenes



György Mosonyi



Iain Paterson



Mrs. Kálmán Simóka Dr.

of Law of the Eötvös Loránd University of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is the Chairman of the Supervisory Board of the Pizza Express Rt. and member of the Supervisory Board of OTP Bank Rt. and CD Hungary Rt. Member of the Board of Directors of Antenna-Torony Rt.

Miklós Kamarás (60)

Member of the Board of Directors since 11 October 2002.

Graduated from the Technical College of Machinery, then from the Budapest University of Economic Sciences. Registered auditor and tax advisor. Between 1972-1990 held various senior positions at ÉPGÉP Co., finishing as CEO. Between 1995-1998 deputy general manager of ÁPV Rt. (Hungarian Privatisation and State Holding Co.). From 1998 worked as partner in Deloitte & Touche Hungary and head of other auditor firms. Between 2002 - 2004 CEO of ÁPV Rt. Member of the Board of Directors of ÁPV Rt. and Chairman of the Supervisory Board of BAUGÉP Kft. Mr. Kamarás is Chairman of the Board of Directors of Budapest Airport Rt.

Dr. Ernő Kemenes (65)

Member of the Board of Directors since 11 October 2002.

Graduated from the Budapest University of Economic Sciences in 1962, then earned his Ph.D. in Economics in 1965. Lecturer, then head of department in the Budapest University of Economic Sciences from 1963. Held various senior positions in the National Planning Office, Ministry of Education and Culture, and the Office of the Prime Minister between 1968-1997. Head of the National Planning Office between 1987-1990. Head of Deloitte & Touche Hungary and one of the leading managers in the Central/Eastern European Region between 1992-2001. Member of the Council of the Hungarian National Bank between 1992-1998. Retired university professor at the Budapest University of Economic Sciences and Public Administration. Participates in preparing the country reports for the OECD, EU and IMF. Member of the Supervisory Board at B.I.L. Kft.

György Mosonyi (56)

Group Chief Executive Officer and member of the Board of Directors since 19 July 1999.

Mr. Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of Commercial Director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell-Interag Kft. Between 1994-1999 he was Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of TVK Rt. and Chairman of the Board of Directors at AEGON Hungary Általános Biztosító Rt. Member of the Supervisory Board of INA d.d. President of the Association of Joint Ventures and member of the Board of the American Chamber of Commerce.

Iain Paterson (58)

Member of the Board of Directors since 24 February 1999.

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil plc, serving from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also Chairman of ITE Group plc, Chairman of Sondex plc and a non-executive director of Paladin Resources plc, and of Hunting plc, and of ArmourGroup International plc. He is a British citizen.

Mrs. Kálmán Simóka Dr. (59)

Member of the Board of Directors since 11 October 2002.

Graduated from the Budapest University of Economic Sciences in 1973, then earned her Ph.D. in Economics in 1978. Held various senior positions in the Ministry of Finance between 1975-1985. Then Director General of the State Treasury between 1995-1998, and since 2000 Chief Executive Officer and member of the Board of Directors of the Budapest Funeral Company. She is also member of the Supervisory Board of Civis Hotels Co., of Guest Co. and of the Hungarian Development Bank (MFB).

Executive Board



Zsolt Hernádi



György Mosonyi



Michel-Marc Delcommune



József Molnár

Zsolt Hernádi (45)
Hernádi's CV is given with those of the other members of the Board of Directors.

György Mosonyi (56)
Mr Mosonyi's CV is given with those of the other members of the Board of Directors.

Michel-Marc Delcommune (57)
Mr Delcommune's CV is given with those of the other members of the Board of Directors.

József Molnár (49)
Group Chief Financial Officer since 3 September 2004.
Mr. Molnár graduated from the Budapest University of Economic Sciences in 1978. From 1978 to 2001, he held various management positions at Borsodchem Plc., including head of Pricing Department from 1982 to 1987, head of Economic Department from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy of CEO, contributed to the crisis management and reorganisation of the company, and later to the elaboration of its vision and its privatisation. He played key role in the stock exchange listing of Borsodchem shares. He was CEO of TVK between 2001 and 2003. He was MOL Group Planning and Controlling Director until his appointment as Group CFO in September 2004. Since April 2001 he has been a member of the Board of Directors of TVK, and since January 2004 he has been a member of the Board of Directors of Slovnaft a. s.

Other members of senior management



Zoltán Áldott



Ferenc Horváth



Dr. József Szórád



Vratko Kaŝŝovic



Sándor Fasimon

Zoltán Áldott (37)
Exploration and Production Division, Managing Director

Ferenc Horváth (45)
Refining and Marketing Division, Managing Director

Dr. József Szórád (53)
Retail Services Division, Managing Director, until 31 March 2005

Vratko Kaŝŝovic (62)
Petrochemical Division, Managing Director (employee of Slovnaft)

Sándor Fasimon (39)
Natural Gas Division, Managing Director

Organisational Chart



Zsolt Hernádi
EXECUTIVE CHAIRMAN-CEO
György Mosonyi
GROUP CEO
STRATEGY AND BUSINESS DEVELOPMENT
Michel-Marc Delcommune
FINANCE
József Molnár
HUMAN RESOURCES
József Simola
LEGAL
Dr. Ilona Bánhegyi
ENTERPRISE RELATIONS
László Miklós
CORPORATE COMMUNICATION
Szabolcs Ferencz I.
CORPORATE CENTRE
József Simola
INTERNAL AUDIT
Zoltán Jancsurák
SECURITY AND PROTECTION
Dr. Frigyes Bozsik
EXPLORATION AND PRODUCTION
Zoltán Áldott
REFINING AND MARKETING
Ferenc Horváth
RETAIL SERVICES
Dr. József Szórád
PETCHEM
Vratko Kaššovic
LUBES
Dr. Ferenc Dénes
NATURAL GAS
Sándor Fasimon
HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION
Béla Cseh

Supervisory Board

Dr. Mihály Kupa (64)
Chairman of the Supervisory Board since 11 October 2002.
Graduated in 1969 from Budapest University of Economic Sciences, and earned his PhD in 1975. Between 1969-1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. Between 1990 and 1993 Minister of Finance, between 1992 and 1993 vice president of the Council of Governors in the World Bank and IMF in Hungary. In 1991, then again in 1998 was elected as a Member of Parliament (independent). At present Chairman of the Supervisory Board of Excellence Financial Consulting and Organisation Development Co. and member of the Supervisory Board of the National Theatre Co.

Piroska Bognár (47)
Member of the Supervisory Board since 11 October 2002.
Graduated from the Pécs University of Sciences, Faculty of Human Organisation. President of the MOL Trade Union of Chemical Workers since 2001 and Managing Director of Fókusz Kom Komáromi Training and Cultural Kht. since August 2003.

John I. Charody (78)
Member of the Supervisory Board since October 11, 2002
Economist (M.B.E., J.P.) Worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953 and 1956. Then he was a director in Australia of various companies including: Bridge Oil Ltd., Aurora Minerals, Project Mining. CEO of Winton Enterprises Pty. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967, Justice of Peace since 1972. Awarded M.B.E. by Her Majesty the Queen for services to Australia in 1973. After 1990 he was appointed Minister of Commerce in Budapest by the Federal Government of Australia with regional responsibilities in 12 countries. In 1997 the President of the Republic of Hungary awarded him the Officer Cross of the Republic of Hungary for his services, improving the Australian-Hungarian financial and commercial relationship. Board Member at QBE Atlasz Insurance Co. since 1997, Chairman of the Supervisory Board at Nemzeti Lakásberuházó and Ingatlanforgalmazó Ltd.

Dr. Attila Chikán (61)
Member of the Supervisory Board since 30 April 2004.
Graduated in 1967 from Budapest University of Economic Sciences, and earned his PhD in 1969. Since 1968 he has been working for the Budapest University of Economic Sciences. Between 1989 and 1998 he was the head of the Business Economics Department. He acted as Minister of Economic Affairs between 1998 and 1999. He was Rector of the Budapest University of Economic Sciences and Public Administration between 2000 and 2003. He is a Doctor of Hungarian Academy of Sciences. At present he holds several positions in Hungarian and international professional organisations, and membership in the editorial board of several international journals on economics and management. He is the Chairman of the Supervisory Board of Richter Gedeon Rt.

Slavomir Hatina (58)
Member of the Supervisory Board from October 11, 2002
Obtained master's degree in chemical engineering. Joined Slovnaft in 1970 and worked in various positions. From 1994 to December 2001 he held the position of Chief Executive Officer of Slovnaft a.s., Bratislava. From 1994 to 2005 Mr Hatina held the position of Chairman of the Board of Directors of Slovnaft a.s. The title Doctor Honoris Causa (Honorary Doctor) was bestowed on Mr Hatina by the Slovak University of Technology in 2001. He is Chairman of the Board of Directors at the Slovintegra a.s. and Slovbena a.s. Mr Hatina is a citizen of Slovakia.

József Kudela (58)
Employee Representative, member of the Supervisory Board since 30 November 1994.
Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been Chairman of the MOL Miners Trade Union since 1989.

Dr. Alexandre Lámfalussy (76)
Member of the Supervisory Board since 24 February 1999.
Dr. Lámfalussy graduated from the University of Louvain and earned a D.Phil at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was Director General of the Bank of Brussels, then between 1976 and 1993 he was a member of the management of the Bank for International Settlements, and for the last nine years the Chief Executive Officer of the bank. From 1994 to July 1997, he was President of the European Monetary Institute (EMI), the forerunner of the European Central Bank, and he is a university professor at the Catholic University of Louvain (Belgium). During 2000-2001 he was the Chairman of the Committee of Wise Men on the Regulation of the European Securities Markets. The recommendations of the Committee were accepted by the European Council and are now being implemented. At present he is member of the Supervisory Board at the CNP Assurance France. He is a Belgian citizen.

János Major (53)
Member of the Supervisory Board delegated by employees since 30 November 1994.
Earned diploma in 2003 at the University of Pécs, Faculty of Human Resources Organisation. Secretary of MOL Trade Union of Chemical Workers since 1994. Co-ordination secretary of MOL Trade Union of the Chemical Segment since 2003. Member of the Legal, Administration and Employment Committee of the Municipality of Százhalombatta since 2002, and the Supervisory Board of Fókusz Kom Komáromi Training and Cultural Kht. since 2003.

Dr. Lajos Oláh (36)
Member of the Supervisory Board since October 11, 2002.
Graduated from the Eötvös Lóránd University of Sciences, Faculty of Law. Postgraduate studies at Riga, Leiden, Stellenbosch, Johannesburg and Brussels. Worked for Prímagáz Hungary in 1993-1996. Project Manager in the Central Clearing House and Value Depository Co. between 1996-1999, then a member of the stock exchange commission, delegated by the issuers between 1999-2002. Managing Director of LOGOS Ltd. between 1999-2002. From 2002 to October 2004 Member of the Board of Directors of ÁPV Rt.

Report of the Supervisory Board



Dr. Mihály Kupa

Report on the review of MOL parent company and consolidated annual 2004 Accounts according to Hungarian Accounting Standards

In 2004 the composition of the Supervisory Board changed. Following the resignation of Dr. János Lukács the Annual General Meeting elected Dr. Attila Chikán as a new member of the Supervisory Board. The Supervisory Board performed its duties in accordance with its statutory obligations. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors and the scheduled regular mid-year reviews.

MOL continues to be one of the leading integrated oil and gas companies of Central and Eastern Europe, the market leader in Hungary, and, with parent company net sales of HUF 1,171.8 billion and Group net sales of HUF 2,511.7 billion, the largest company in Hungary.

The work performed last year by the Board of Directors can be deemed successful:

- Significant progress has been achieved in the realisation of MOL's strategy, integration and its efficiency improvement. In 2004 MOL has again taken successful steps to achieve its strategic objectives, that of becoming a leading integrated multinational oil company of Central Europe with operations from the Baltic to the Adriatic. Its organisation and operational processes have been integrated, and its financial results also reflect the successful operation of Slovnaft and TVK, as well as the advantages arising from the partnership with INA.
- Alongside the more favourable international market environment, improved performance is a result of volume growth and increased capacity to generate profit in the refining and marketing business, due to significant investment in recent years into the asset base.
- Last year, owing to the stable risk management and continuous optimisation of the loan structure, foreign-exchange risks could properly be managed.

In the opinion of the Supervisory Board, the activity of the Board of Directors and the Company in 2004 effectively confirmed the success of the published strategy, and this was further demonstrated by the unprecedented increase in shareholder value generated and by the strengthening of the leading role the Group is playing in the region. The improvement in results was also due to the HUF 63.1 billion operating profit contribution of the Gas Segment, which compares with a contribution of HUF 6.5 billion in 2003. The significant improvement in the gas business result was in large part due to the change in the regulatory environment, which introduced a pricing mechanism which enabled the realisation of the regulated return.

The system of internal regulations and controls of MOL Plc. is appropriate and the integrated management and information system is transparent and reliable.
The accounting methods applied in developing the financial reports are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance-sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. The Company's 2004 financial statements provide a true and fair picture of its economic activities.

The MOL Group was profitable again in 2004. A total of 54 companies were fully, and a further 35 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2004 the shareholding of ÁPV was 11.8% and that of foreign institutional investors was 56.0%, including the 14.9% shareholding of JP Morgan, the Depository of MOL GDRs. The ownership of domestic institutional investors amounted to 4.2%. The weighted average stock exchange price of MOL shares increased by 50.3% in 2004, compared to the previous year, to HUF 8,791. The stock exchange closing price on 31st December, 2004 was HUF 12,710.

The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 16,998 billion for 2004, as 2004 was the first business year when the gas business operated in a business environment which provided a regulated profit in compliance with the principles of the EU, and the investments and efficiency improvement measures of recent years have yielded results. Accordingly, the results achieved and the financial position of the Company – alongside the intention to continue implementing a growth strategy – allow for a considerable increase of the dividend payment.

The Supervisory Board proposes that the General Meeting approve the audited financial statements of MOL for 2004, with a balance-sheet total of HUF 1,428 billion and after-tax profit of HUF 137 billion, and the audited consolidated financial statements of the MOL Group for 2004, with a balance-sheet total of HUF 1,648 billion and after-tax profit of HUF 223 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31st March, 2005
For and on behalf of the Supervisory Board of MOL:

Dr. Mihály Kupa
Chairman of the Supervisory Board

Corporate and Shareholder Information

Date of foundation of MOL Rt.:
October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor:
Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the AGM held on 30 April, 2004:
The Articles of Association can be requested from the Company or an electronic version can be downloaded from the Company's web site.

Registered share capital as of 31 December 2004:
108,618,197 registered class A ordinary shares with a par value of HUF 1,000 each, 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached and 578 registered class C ordinary shares with a par value of HUF 1,001 each.

Ownership Structure:

	12.31.2004		12.31.2003	
	Par value of shares (HUF th)	%	Par value of shares (HUF th)	%
Foreign investors	60,863,659	56.0	39,448,214	36.4
Slovbena, Slovintegra	8,646,849	8.0	10,611,395	9.8
OMV	10,865,000	10.0	9,840,000	9.1
ÁPV Rt.	12,792,002	11.8	24,600,002	22.7
Hungarian institutional investors	4,619,279	4.2	9,518,813	8.8
Depositories (mainly Hungarian private)	5,494,179	5.1	9,849,898	9.1
MOL Rt. (treasury shares)	5,337,808	4.9	4,288,106	4.0
Unregistered	0	0.0	70,968	0.1
Total	**108,618,777**	**100.0**	**108,227,397**	**100.0**

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes. Indicative bid and ask prices of MOL's GDRs on IOB can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB.

The following table shows trading data on MOL shares and GDRs for each quarter of 2004.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	IOB volume (no. of GDRs)	IOB closing price (US$/GDR)
1st quarter	26,744,084	7,130	9,529,973	35.00
2nd quarter	22,294,798	8,205	8,465,307	39.00
3rd quarter	13,047,032	9,715	10,470,132	48.85
4th quarter	25,303,251	12,710	14,655,598	72.00

Treasury shares

Resolution No. 13 of the Annual General Meeting held on 30 April 2004 gives authorisation to the Board of Directors for the purchase of MOL shares as follows:

The Board of Directors was entitled to acquire treasury shares pursuant to the following terms and conditions:
Purpose of acquirement of the treasury shares:

- operation of share-based incentive schemes, or
- adding a new potential measure to optimise the capital structure through the repurchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased), or

- facilitating the implementation of potentially attractive share-based or hybrid financing instruments, or
- supporting the achievement of the strategic goals of MOL, particularly use of treasury shares as consideration in acquisition transactions,

  Mode of the acquisition of the treasury shares: for or without consideration, either on the stock exchange or through public offer or in case not excluded by law through OTC.

  The authorisation empowers the Board of Directors to acquire ordinary shares of the Company.

  The amount of shares to be acquired: the total number of treasury shares acquired or owned by the Company may not exceed 10 % of the registered share capital of the Company.

  The period of validity of the authorisation: 18 months from the resolution of the general meeting.

  If the acquisition of the treasury shares is for consideration, the minimum amount that can be paid in return for one share is HUF 1, while the maximum amount is the effective stock exchange price level of the day of the transaction.

As at 1 January 2004, MOL owned 3,107,558 "A" series ordinary shares, and 1,179,369 "C" series ordinary shares. The number of "A" series shares increased to 5,337,439 and the "C" series shares decreased to 369 by the end of the year. The changes were due to the following transactions:

Reasons for change	Number of "A" series shares	Number of "C" shares shares
Number of treasury shares as at 1 January 2004	**3,107,558**	**1,179,369**
"C" series shares conversion to "A" series shares	1,180,179	(1,179,000)
Shares purchased from Slovintegra and Slovbena	1,180,548	
Share dotation to employees and company officers	(130,846)	
Number of treasury shares as at 31 December 2004	**5,337,439**	**369**

Securities Held by Directors and Officers of the company as at 31 December, 2004

Name	Current position	Number of shares	Number of convertible bonds
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, member of the Board of Directors	34,160	104
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	898	72
Dr. Sándor Csányi	member of the Board of Directors, Deputy-Chairman	23,839	28
Michel-Marc Delcommune	Group Chief Strategic Officer, member of the Board of Directors	18,723	40
László Akar	member of the Board of Directors	2,866	20
Dr. Miklós Dobák	member of the Board of Directors	9,591	24
Dr. Gábor Horváth	member of the Board of Directors	10,921	20
Dr. Ernő Kemenes	member of the Board of Directors	1,570	20
Iain Paterson	member of the Board of Directors	8,921	20
Miklós Kamarás	member of the Board of Directors	0	0
Kálmánné Simóka dr.	member of the Board of Directors	1,570	20
Dr. Mihály Kupa	Chairman of the Supervisory Board	0	0
Piroska Bognár	member of the Supervisory Board, representative of the employees	484	0
Dr. Attila Chikán	member of the Supervisory Board	0	0
John I. Charody	member of the Supervisory Board	0	0
Slavomir Hatina	member of the Supervisory Board	0	0
József Kudela	member of the Supervisory Board, representative of the employees	0	0
Dr. Sándor Lámfalussy	member of the Supervisory Board	380	0
János Major	member of the Supervisory Board, representative of the employees	544	0
Dr. Lajos Oláh	member of the Supervisory Board	0	0
Zoltán Áldott	Exploration and Production Division, Managing Director	15,000	52
Sándor Fasimon	Natural Gas Division, Managing Director	0	32
Ferenc Horváth	Refining and Marketing Division, Managing Director	2,348	52
Vratko Kassovic	Petrochemicals Division Managing Director	0	0
József Molnár	Group Chief Financial Officer	0	52
Dr. József Szóród	Retail Services Division, Managing Director, until 31 March 2005	0	48

Michel-Marc Delcommune, previously Group Chief Financial Officer, become the Group Chief Strategy Officer from 2nd September. József Molnár, previously MOL's Director of Planning and Controlling was appointed as the new Group Chief Financial Officer from 2nd September. Zoltán Áldott, until 2nd September the Group Chief Strategy Officer, was appointed Managing Director of the Exploration and Production Division.

Glossary

Average production cost Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent) Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation The utilisation of the primary distillation capacity of a refinery.

Downstream Refining and Marketing Segment.

Dry well An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO Hungarian Energy Office.

Horizontal drilling Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ) Association of the most important Hungarian crude oil product trading companies.

KKKSz Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Rt.

Monomers The monomers, ethylene and propylene, are the primary products of cracking one or more of the following: naphtha, gasoil, ethane, propane and butane. They are the largest volume petrochemicals, and effectively the building blocks of the petrochemical industry. They most attractive feature is the double bond between two carbon atoms, which makes them highly chemically reactive.

Natural gas liquids Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Polyethylene This is a type of polyolefin. The highpressure process of ethylene produces a low density polyethylene (LDPE) and the medium pressure polymerisation of ethylene produces a high density polyethylene (HDPE). LDPE is more flexible and has better clarity; HDPE has greater strength and less creep and less permeable to gases.

Polyolefins This is the collective name given to those polymers that are made from the olefins (ethylene, propylene). Polyolefins are high molecular weight compounds made by joining together hundreds or thousands of molecules, which consist of monomers. Molecular weight, structure and composition affect a number of the properties of polymers.

Polypropylene (PP) This is a type of polyolefin, the product of a propylene polymerisation reaction. Polypropylene is the lowest density polymer. It has fair-to-good impact strength and excellent colourability. PP has good resistance to heat and low water absorption.

PPM PPM is a measure of the concentration of a substance in a liquid, used where low levels of concentration are significant. The ppm value is equivalent to the absolute fractional amount multiplied by one million. For example, 10 ppm equals 10 kilogram of a substance for a million kilogram (one kiloton) of a liquid.

Proved developed non-producing reserve Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Refining cover Total refining capacity divided by total volumes of product sold.

Reserve Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading To transform residues (heavy fuel oil) into more valuable white products.

Retail North Region Includes Poland, the Czech Republic and Slovakia.

Retail South Region Includes Austria, Slovenia, Croatia, Serbia and Romania.

Royalty By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January 1998), except the supplementary royalty paid on gas production from fields put into production before 1998.

Russian export blend (API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Upstream Exploration and Production Segment.

White products Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

SAPPO Slovak Association of Petroleum Industry and Trade

Toe (tonne of crude oil equivalent) Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

FINANCIAL TERMS

Cash Flow at Risk (CF@R) Methodology to measure the risks of the Company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA) Operating profit plus depreciation and amortisation.

EBITDA margin Ratio of EBITDA divided by net sales revenues.

GDR Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Gearing Ratio of net debt to net debt plus equity plus minority interests.

IFRS International Financial Reporting Standards, formerly International Accounting Standards (IAS)

International Swap Dealers Association (ISDA) The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation Number of shares (issued share capital) multiplied by the actual stock market price.

Net income Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

Operating cash flow Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on Average Capital Employed (ROACE) Operating profit divided by average capital employed (total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt).

Return on Equity (ROE) Net income divided by shareholders equity.

Shareholder's return Return resulting from the movements of the share price and the amount of dividend paid.

Short position Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H-1117 Budapest,
Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Tel.: (+36-1) 209-0000. 209-1010, 209-2020

Shareholder Relations

Investor Relations — investor and analyst relations, public documents, etc.
H-1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (+36-1) 464-1395
Fax: (+36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: (+36-1) 269 6550

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: (+36-1) 429-6636
Fax: (+36-1) 429-6654

Warsaw Stock Exchange

Giełda Papierów Wartościowych w Warszawie S.A.
Książęca 4
00-498 Warsaw Poland
tel. (4822) 628-32-32 fax. (4822) 628-17-54
e-mail: gielda@wse.com.pl

GDR Information

Morgan Guaranty Trust Company
60 Wall Street, New York, New York 10260, USA
US Morgan Service Center
(+1)-800-428-4237 or outside the US (+1)-781-575-4328.

Announcements

The company publishes its announcements in Magyar Tőkepiac, a Hungarian daily and on the website of MOL (www. mol.hu) and Budapest Stock Exchange (www.bse.hu). Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.